Exhibit 99.1

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC

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If you would like a copy of this report with a larger typeface, please contact the Corporate Communications team at CAT by telephone at +44 (0)1223 471 471 or via e-mail at investor.relations@cambridgeantibody.com

OPERATING AND FINANCIAL REVIEW		16	Genzyme		FINANCIAL REVIEW
		16	Zenyth	31	Overview
01	CHAIRMAN’S STATEMENT	16	AstraZeneca	32	Results of operations years
		17	Licensed:		ended 30 September 2005,
	STRATEGY AND DESCRIPTION	17	Product licensees		2004 and 2003
	OF CAT’S BUSINESS	20	Patent licensees	43	Financial outlook for 2006
03	Corporate strategy			43	International Accounting Standards
03	Financial strategy		PEOPLE AND WORK	43	Differences between UK and
05	Product development strategy:		ENVIRONMENT		US GAAP
05	Proprietary	21	Culture, business ethics,
06	Collaborative		internal communications	CORPORATE GOVERNANCE
06	Genzyme		and employee benefits
06	Zenyth	21	Shape of the organisation	44	The Combined Code:
07	AstraZeneca	21	Management:	44	The Board of Directors
07	Licensed	22	The Board	47	Board Committees:
07	Product and technology licensing	24	The Executive Group	47	The Audit Committee
08	Patent licensing	24	Operational management	50	The Remuneration Committee
		27	Performance management	51	The Nominations Committee
	MARKET/BUSINESS	27	Work environment	52	The Scientific Advisory Board
	ENVIRONMENT	28	Health and Safety	53	The delegation of authority
10	Pharmaceutical industry				within the organisation
10	Antibodies as therapeutics		RELATIONSHIPS	54	Internal control
11	Regulatory environment:	29	Key operational relationships	55	Statement of compliance with
11	Product development	29	Links with the wider community:		the Combined Code
11	Listed company obligations	29	Approach to corporate and
			social responsibility	STATUTORY REPORTS, ACCOUNTS
	TECHNOLOGY/CAPABILITIES	29	External stakeholder communication	AND NOTES
12	Discovery and development	30	Community support
13	Intellectual property	30	Political donations	56	See separate index
		30	Compliance with the BIA Code
14	PRODUCT CANDIDATE		of Best Practice	110	SHAREHOLDER INFORMATION
	PIPELINE	30	Approach to the environment
15	Proprietary			111	INVESTOR RELATIONS,
16	Collaborative:				TRADEMARKS

				112	GLOSSARY

OPERATING AND FINANCIAL REVIEW

CHAIRMAN’S STATEMENT

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PAUL NICHOLSON

CHAIRMAN

Dear Shareholder,

CAT’s ambition is to build a pipeline of products that improve the lives of patients, and in which we have a significant economic stake, thereby generating outstanding returns for you, our shareholders.

A number of important achievements have been accomplished during the past year. Since our preliminary results announcement in November 2004, there has been progress with many CAT-derived product candidates, we have made an excellent start to our strategic alliance with AstraZeneca and won our hearing in the High Court against Abbott, which was subsequently settled in October 2005. Additionally, we have recently (post year end) acquired two oncology candidates from Genencor and a development organisation in the US to take these programmes forward. The acquisition of these product candidates accelerates the development of our proprietary pipeline and signals our intention to focus our future proprietary research and development activities in oncology – the area where we believe the opportunities are greatest for a company of CAT’s technologies and capabilities.

Highlights of the last 12 months include:

•	The successful outcome of the High Court trial with Abbott and ultimate settlement of the dispute over HUMIRA® royalties.

•	HUMIRA sales of US$959 million for the first nine months of 2005.

•	Positive preliminary results from the Phase I clinical trial of CAT-354.

•	The acquisition of two oncology product candidates from Genencor, CAT-3888 and CAT-8015, and the establishment of CAT Inc in Palo Alto, California.

•	GC-1008 commenced a Phase I clinical trial as a potential treatment for Idiopathic Pulmonary Fibrosis (IPF).

•	Excellent progress in our major strategic alliance with AstraZeneca in the field of inflammatory disease, with six active Discovery Programmes.

•	Data from clinical trials of LymphoStat-BTM, HGS-ETR1 and HGS-ETR2 (licensed to Human Genome Sciences, Inc (HGSI)); GlaxoSmithKline (GSK) exercised options to co-develop and co-promote with HGSI.

•	Net cash and liquid resources of £175.6 million at 30 September 2005.

This year’s Annual Report adopts the new format of an Operating and Financial Review (OFR), which provides you, our shareholders, with a substantial amount of additional information about the business and operations of the Group and our strategy for the future. It represents a transition in our reporting, in anticipation of the mandatory OFR which will impact on us in respect of our 2006 financial year. I hope that you find the information useful in understanding our Company, the factors which may influence our achievement of our goals and strategy, and the risks that we face in trying to achieve them.

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OPERATING AND FINANCIAL REVIEW

You will see that we have identified, for the first time, Key Performance Indicators (KPIs), which are some of the principal measures our Board uses to assess the development, performance and position of the business. The KPIs articulate progress of our development pipeline and CAT’s financial strength. The internal measures relating to the development of our capabilities, our technologies, our environment, our people and our organisation support the achievement of our pipeline goals and ultimately the returns for shareholders. As you consider our KPIs, it is important to understand that the nature of our business and the industry in which it operates make it difficult to predict exactly the outcome and impact of our business activities. We will (as we have always done) however, attempt to report our progress and the next step(s) in each significant area; we have tried to give you as much forward-looking information as we believe we are able. We have also detailed some of the key risks to which we believe our business is exposed, together with a commentary on how those risks are being managed. You should, however, bear in mind that such forward-looking information, whilst having been given in good faith, cannot be objectively verified.

Also for the first time this year, we have provided financial information in accordance with the requirements of the International Financial Reporting Standards (IFRS). We will be required to adopt IFRS and International Accounting Standards for the financial year ending 30 September 2006 onwards (see page 99 to 108 for detail).

I am grateful to everyone who has contributed to CAT during the year. I welcome in particular two Directors to the Board. Following our Annual General Meeting (AGM) in February, Diane Mellett, General Counsel at CAT, joined the Board of Directors as an Executive Director. Diane joined CAT in October 1997 as Vice President Legal Affairs and Company Secretary. She is an English lawyer and a US attorney admitted to the Illinois Bar, and has previously worked in private practice. In September, we appointed Dr John Brown as a new Non-Executive Director. John has held a number of positions within our sector, most recently as Chief Executive of Acambis plc. John has widespread commercial, financial and scientific experience within the biopharmaceutical industry and is already making a significant contribution to the Board and also the Audit and Remuneration Committees.

I would also like to thank two Non-Executive Directors who will not be seeking re-election at the Company’s Annual General Meeting in February 2006. Professor Sir Aaron Klug has been a Director of CAT since its formation in 1990, and has made a significant and valuable contribution to the Company during that time. He has also served as a member of CAT’s Scientific Advisory Board (SAB). His scientific contribution, his commitment and his belief in the Company have been instrumental in keeping CAT at the forefront of molecular display and drug discovery. He will continue to be a member of CAT’s SAB and act as a scientific advisor to the Company. Professor Uwe Bicker has served two three-year terms on CAT’s Board and has contributed substantially to CAT’s continuing transition. We are delighted to note that the University of Heidelberg has recently conferred upon him its highest honour, electing him to the honourary position of Senator in recognition of his active work for the benefit of this prestigious university.

I would like to acknowledge the contributions to the business from CAT’s collaborators – AstraZeneca, Genzyme and Zenyth (formerly Amrad) – with whom we have formed effective and productive relationships, and also from our licensees. In addition, I would like to thank CAT’s SAB, which continues to play an important role in guiding the scientific direction of our Company, and my colleagues on the Board. And last, but by no means least, I would like to thank the staff, whose dedication and commitment to CAT have delivered a year of achievement.

Paul Nicholson

Chairman

If you would like to contact Paul, please e-mail him directly at chairman@cambridgeantibody.com

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STRATEGY AND DESCRIPTION OF CAT’S BUSINESS

CORPORATE STRATEGY

CAT is a biopharmaceutical company aiming to bring improvements to seriously ill patients’ lives and in this way create outstanding returns for shareholders.

CAT seeks to develop high value products in which it has a significant economic interest, both independently and in collaboration with partners, using its capabilities and technologies in the discovery and development of antibody medicines in selected therapeutic areas. CAT also seeks to license its technologies to enable others to develop new medicines.

CAT articulates its strategy and goals in the context of four distinct aspects of its business: shareholder value, drugs, capabilities and people. Strategies and plans are in place to support progress in each of these areas as detailed in the diagram below.

FINANCIAL STRATEGY

OUTSTANDING VALUE FOR SHAREHOLDERS

CAT has strong financial foundations, good medium term prospects and significant opportunities for growth in the longer term as a result of the following:

•	A strong balance sheet with net cash and liquid resources of £175.6 million as at 30 September 2005.

•	A significant and growing revenue stream from HUMIRA royalties. Following CAT’s success in the High Court trial in 2004, the dispute with Abbott over HUMIRA royalties was settled in October 2005 and CAT is now able to plan for the future with a higher degree of certainty than has been the case for the last three years.

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*	Respiratory and Inflammation therapy areas.

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OPERATING AND FINANCIAL REVIEW

•	Ten further licensed product candidates in clinical development, funded by CAT’s licensees.

•	Two proprietary product candidates, together with one product candidate which CAT is developing with Genzyme, in clinical trials.

•	A major strategic alliance with AstraZeneca.

CAT believes it is in its shareholders’ interests to run its business such that all its activities, excluding later stage product development, will be either pre-funded (as with the AstraZeneca alliance Discovery activities) or funded from revenues. This will ensure that the business is effectively self-financing up until the demonstration of efficacy in clinical trials. This strategy should enable CAT to continue to pursue its own carefully targeted proprietary Discovery programmes. Decisions regarding the funding of later stage clinical development activity will be taken on a case-by-case basis, but the chief criterion for further investment at this stage will be the returns available to CAT’s shareholders. CAT does not expect any significant increase in its current headcount of about 290, based on its current pipeline of programmes. CAT believes that it can reach this sustainable position by 2008 based on the continuing commercial success of HUMIRA.

Further acquisition of product candidates, or the in-licensing of product candidates are not necessary to achieve these goals, but CAT will continue to evaluate acquisition or product in-licensing opportunities where it is believed they can accelerate the development of the Company without increasing its risk profile.

CAT expects this financial strategy to govern its operations for the initial five-year discovery phase of the AstraZeneca alliance.

What are the risks?

•	CAT may not be able to attract further investment from third parties, which could impact on its future development activities. CAT’s future funding strategy is set out above.

•	CAT may fail adequately to integrate acquired entities and businesses. In relation to the CAT-3888 and CAT-8015 programmes acquired from Genencor, a joint team has been established to oversee the integration of the programmes into CAT.

•	CAT receives a significant proportion of its income in the form of US dollars and thereby is exposed to the risk of fluctuations in the prevailing sterling/ dollar exchange rate. CAT’s policy in respect of foreign exchange is set out on page 73. This policy will be kept under review as CAT’s income streams mature.

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PRODUCT DEVELOPMENT STRATEGY

CAT’s product pipeline in relation to the Company’s business strategy is shown above. A more detailed chart is included on page 14.

Proprietary

DEVELOP PROPRIETARY DRUGS

CAT’s proprietary development programmes provide opportunities for significant longer term revenue. CAT is currently developing three proprietary product candidates. In these programmes, CAT bears all the development costs and risks, but retains the full potential return on the investment. In the financial year 2006, CAT expects up to approximately 33% of its scientific teams to be working on the development of CAT’s oncology capabilities and potential product candidates.

CAT-354 is being developed by CAT as a potential treatment for severe asthma. Given the costs and capabilities necessary to develop drugs in the respiratory area, CAT will seek a partner for this programme prior to the commencement of confirmatory clinical trials.

CAT-3888 and CAT-8015 were recently acquired from Genencor and these are being developed as potential treatments for a number of B-cell malignancies. The acquisition of these programmes also signalled CAT’s intention to concentrate its future proprietary research and development activities in oncology. CAT also hired ten key former staff of Genencor, who will continue to be responsible for the development of these programmes and who will lead the expansion of CAT’s expertise in oncology.

CAT believes that focusing its future proprietary development programmes in oncology provides the greatest opportunities for a company with CAT’s resources, technologies and capabilities, as a result of:

•	Medical need – despite recent advances in cancer therapy, many patients relapse, or are refractory to, or unsuitable for, existing therapies.

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OPERATING AND FINANCIAL REVIEW

•	Achievability – there are multiple potential points of intervention for antibody therapeutics, playing to CAT’s technology strengths.

•	Market attractiveness – whilst great progress has been made in the treatment of some cancers, cancer remains a very significant area of medical need. Cancer is, in fact, a large number of specific diseases – in some of which the use of monoclonal antibody therapeutics has already demonstrated success.

•	Commercial implications – given the multiple specific indications, the clinical trials in certain oncology indications can be of a size that allows a company of CAT’s scale and capabilities to develop drugs in oncology – potentially into confirmatory clinical studies – thereby increasing potential returns for shareholders.

Details of CAT’s proprietary programmes and progress during the year are provided on page 15.

Collaborative

DEVELOP DRUGS IN COLLABORATION

CAT believes that collaborative alliances offer a valuable approach to the creation of important new medicines. Through these alliances, CAT provides its science and capabilities and co-invests with its partners in the discovery and development of human monoclonal antibody therapeutics. In this way, CAT is able to achieve a full share of the potential returns from the development of these drugs and is able to enhance its capabilities by learning from the experience and capabilities of its partners.

CAT has three major collaborative relationships – with Genzyme, Zenyth and AstraZeneca.

(i) Genzyme – fibrotic disorders and oncology

CAT and Genzyme (www.genzyme.com) began working together in September 2000 when a broad, strategic alliance for the development and commercialisation of human monoclonal antibodies directed against TGFß was established between the two companies. Also, Genzyme made an equity investment in CAT.

In September 2003, CAT’s collaboration with Genzyme was strengthened and enhanced. At the same time, Genzyme made a further equity investment in CAT.

The companies are collaborating on the development of anti-TGFß antibody drug candidates such as GC-1008 with potential for use in treating fibrotic disorders and certain cancers. The TGFß programme is an important part of both Genzyme’s focus on developing therapies for immune mediated diseases and CAT’s pipeline of antibody drug candidates.

Progress during the year is covered in detail in the Product Candidate Pipeline section, on page 16.

(ii) Zenyth (formerly Amrad) – inflammatory disorders

In 2001, CAT and Zenyth (www.zenyth.com) entered into a product collaboration for the joint discovery and development of human monoclonal antibody therapeutics that neutralise the GM-CSF (granulocyte-macrophage colony stimulating factor) Receptor which may play a central role in the development of chronic inflammatory diseases, including rheumatoid arthritis.

CAT and Zenyth will jointly fund all development through to completion of Phase II proof-of-concept studies. CAT has the primary responsibility for further development and commercialisation of human monoclonal antibody drug candidates arising from the agreement and Zenyth will have the option to receive milestone payments during the completion of development and royalty payments on sales from CAT, or to participate jointly with CAT in further development and commercialisation.

So far, this collaboration has produced one product candidate, CAM-3001.

Progress during the year is covered in detail in the Product Candidate Pipeline section, on page 16.

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(iii) AstraZeneca – inflammatory disorders

In November 2004, CAT and AstraZeneca (www.astrazeneca.com) commenced a major strategic alliance for the joint discovery and development of human monoclonal antibody therapeutics, principally in the area of inflammatory disorders. This alliance offers CAT the opportunity to build a substantial pipeline of antibody products in collaboration with a leading pharmaceutical company and the potential to receive enhanced financial returns. As part of the alliance, it was agreed that CAT and AstraZeneca would jointly fund the cost of a minimum of 25 discovery programmes that will be initiated over the first five-year discovery phase. CAT’s commitment to the alliance is fully funded by the £75 million equity injection made by AstraZeneca in the Company in December 2004.

CAT’s financial participation reflects its level of investment in the programme. CAT has the option of co-investing in all programmes through to Clinical Proof of Concept, and of continuing to fund jointly the development of one in every five product candidates that reach Clinical Proof of Concept up to product launch. If CAT opts out after the Discovery phase it receives milestones and royalties. If it opts out at Clinical Proof of Concept it receives milestone payments and royalties at a higher level. For those programmes which it funds to product launch, it receives higher royalties, sales milestones and an option to co-promote these products in the US.

CAT is principally responsible for antibody discovery, manufacturing process development and the supply of material for exploratory clinical trials. AstraZeneca is responsible for translational biology, clinical development programmes, regulatory filings and commercialisation.

This alliance is expected to be the principal focus of CAT’s research activity to the end of 2009 and will account for the majority of CAT’s research expenditure over the next five years. In the financial year 2006, CAT expects up to approximately 45% of its scientific teams to be working on the AstraZeneca collaboration.

Progress during the year is covered in detail in the Product Candidate Pipeline section, on page 16.

Licensed

DEVELOP DRUGS WITH LICENSEES

Licensing CAT’s technologies and capabilities to enable others to develop products remains an important part of CAT’s business and helps to balance the risk profile of the Company. In return for access to its proprietary antibody expertise and technologies, CAT receives upfront fees and potential option, milestone and royalty payments.

(i) Product and technology licensing

CAT has a number of licensing agreements and research-based collaborations, under which its scientists have undertaken discovery research on behalf of its partners, or it has licensed its technologies to partners. In both cases, the partner is responsible for all development and marketing activities and costs. CAT receives milestone and royalty payments on the products that result from these collaborations. Such partnerships have been successful. CAT has a diversified pipeline consisting of HUMIRA and six further out-licensed human monoclonal antibody drug candidates in clinical development, as well as more than 25 programmes believed to be at an earlier stage of development with licensees. These together offer good prospects for growth in the medium and longer term.

CAT has ongoing licensing relationships with the following:

Abbott Laboratories

Amgen

Chugai

Genzyme

Human Genome Sciences, Inc.

Merck & Co

NovImmune

Pfizer

Wyeth Research

Xoma

Progress with regard to CAT’s product/ library licensees during the year is covered in detail in the Product Candidate Pipeline section, on page 17.

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OPERATING AND FINANCIAL REVIEW

(ii)	Patent licensing

CAT has licensed its Phage Display patents to a number of companies in return for an upfront fee, milestone payments as product candidates progress through clinical development, and royalties on any future product sales.

Patent licences have been granted to: Affimed Therapeutics, BioInvent International, Crucell, Dyax Corporation, Enzon Pharmaceuticals, Micromet, MorphoSys, and Symphogen.

There are four products in clinical development that utilise CAT patents in this way and which CAT has an economic interest in the form of milestones and royalties. CAT also beneficially owns a 6.3% shareholding in MorphoSys that results from agreements reached in 2003.

What are the risks?

•	There is significant competition in the area of oncology. The attrition rate in oncology therapeutics is particularly high.

•	CAT has undertaken a detailed review to identify areas for specific therapeutic focus where a combination of unmet medical need and the Company’s technology and expertise are most likely to give CAT a competitive advantage.

•	CAT endeavours to judiciously select projects.

•	CAT lacks experience in the area of oncology. This is compounded by a lack of available predictive modelling techniques.

This has been, and continues to be, addressed in a number of ways, which include:

•	CAT has worked on multiple programmes in the field of oncology, including HGS-ETR1 and HGS-ETR2, which are already in clinical development.

•	CAT already has staff expert in this area and believes that competitive advantages can be achieved. Ten experienced staff have recently been hired.

•	CAT intends to continue to add experienced staff in oncology through hiring and internal development.

•	CAT may not have sufficient knowledge of the market to be able to determine whether or not its drugs will succeed even if they do receive approval for marketing.

CAT has committed resources in order to develop an in-depth knowledge of the markets in which it is seeking to operate and where necessary will use external expertise.

•	CAT may not have sufficient clinical development expertise.

•	CAT has recently hired ten experienced staff.

•	CAT may use external expertise and/or take advantage of partners’ capabilities.

•	Other companies may develop products that are superior to those which CAT develops.

This is a risk for any biopharmaceutical company. Some of the measures which CAT has put in place to mitigate this risk include: –

•	Striving to ensure that CAT’s therapeutic focus is in areas of significant unmet medical need where it is likely that CAT’s technology and expertise will result in drugs which significantly improve on current therapeutic solutions.

•	Committing internal resources to understanding the activities of other organisations involved in the development of drugs that might compete with CAT’s candidates.

•	If CAT fails to identify the right targets upon which to work, it may end up investing significant time and money into activities that do not translate into a commercial benefit.

It is recognised that attrition is inevitable in the development of drugs. This risk is mitigated to some extent by judicious and thorough target selection processes, and active portfolio management.

•	CAT may be ineffective at managing costs relating to the activities to which it has contractually committed with a partner.

•	CAT strives to ensure that detailed cost-sharing arrangements and protections are incorporated into all relevant contractual terms.

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•	CAT strives to ensure that it has decision-making powers in relation to major items of expenditure.

•	CAT sets detailed budgets for which line management is accountable.

•	CAT has committed internal resources to monitoring costs and to ensuring that they are comprehensively reported to senior management in a timely way.

•	CAT’s partners may change their own strategic direction and/or cease to exist.

•	This risk exists in any collaboration with another company. However, CAT strives to maintain good relationships with partners.

•	CAT is working to build a diversified portfolio.

•	CAT may not identify partners with whom to collaborate on projects.

The high degree of shared commitment and capability may result in failure to achieve the collaboration’s objectives.

There are a number of measures that CAT has adopted in relation to this. These include:

•	Ensuring that CAT has clarity about what it seeks from the relationship with a potential collaborator and how any alliance will advance its own strategic objectives.

•	Detailed due diligence on potential partners.

•	Committing significant resources to the active management of relationships with partners and joint determination of objectives for projects.

•	Striving to ensure that joint decision making structures vesting shared control of the relationship between CAT and the partner are in place.

•	CAT may fail adequately to manage its proprietary information in the context of a collaboration.

•	CAT has committed resources to developing knowledge management systems and to educating its staff about issues of confidentiality.

•	CAT has established clear lines of responsibility for the management of information and relationships between CAT and its partners.

•	CAT strives to ensure that it has comprehensive contractual provisions in place to protect its commercially valuable information.

•	CAT’s financial performance is reliant to a significant extent on the revenues it receives from a small number of companies. In the event that payments of these revenues were to cease, CAT’s business could be materially harmed.

Over time, successful product development may result in a more diversified portfolio.

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OPERATING AND FINANCIAL REVIEW

MARKET/BUSINESS ENVIRONMENT

THE PHARMACEUTICAL INDUSTRY ENVIRONMENT

As previously outlined (page 1), CAT’s proprietary focus for the future will be in the area of oncology, while the focus of its collaborations will be in the area of respiratory and inflammation (with AstraZeneca and Zenyth) and fibrosis and oncology (with Genzyme). CAT’s product candidates are being developed as potential treatments for areas of unmet medical need: some are targeted at indications where existing therapies are not totally effective and some are targeted at indications where there is no form of existing treatment at all. For each product candidate and each therapeutic area, CAT’s Board carefully considers the specific market and competitive threats before committing to the development of a candidate.

In all three of its business areas, CAT operates in a competitive environment: this comes from both pre-existing treatments and those at various stages of development (from other antibodies and protein-based therapeutics and from the more traditional chemistry-based molecules). CAT also encounters competition for collaborative alliances and licensees, and is fully aware that there are technologies in existence that compete with those of CAT. The Board believes, however, that there is an increasing trend for the pharmaceutical industry to source a significant part of its product portfolio from emerging biotechnology companies. This provides an growing opportunity for companies such as CAT.

What are the risks?

•	Governments may decide to set prices for specific drug therapies which could materially impact on CAT’s ability to commercialise its products successfully.

If litigation enables the introduction of biogenerics and biosimilars this may reduce the value of CAT’s pipeline once patents have expired.

CAT seeks to remain abreast of developments in this area. However, having a broad and balanced portfolio mitigates these risks to some extent.

ANTIBODIES AS THERAPEUTICS

The monoclonal antibody sector continues to grow rapidly and monoclonal antibodies are increasingly being regarded as a major category of drugs to treat serious diseases. They can have a shorter time to market and higher success rates in development than traditional pharmaceuticals and, although pioneered by biotechnology companies, many pharmaceutical companies now have one or more monoclonal antibodies in clinical study.

There are 17* antibody drugs approved for sale in the US and EU, and antibody drugs are expected to generate sales in excess of US$12 billion in 2005**. There are over 150* monoclonal antibodies in clinical trials and they represent the strongest growth area in the therapeutic proteins market sector. Most therapeutic monoclonal antibodies are being studied as treatments for diseases in three therapeutic areas: oncology, immunology and infectious diseases*.

Antibody-based therapeutics act by mimicking and harnessing the body’s own immune system. Monoclonal antibody therapeutics act through utilising their exquisite specificity for their target antigen in order to:

•	Block cell activity and/or modulate immune function to prevent certain cell responses – applicable in inflammation, allergic reactions and auto-immune disorders (examples of CAT-derived antibodies in this category are: HUMIRA, CAT-354, GC-1008, ABT-874, MYO-029).

•	Activate cell activity and modulate immune functions to stimulate a desired immune response (examples of CAT-derived antibodies in this category are: HGS-ETR1, HGS-ETR2).

•	Deliver other therapeutic agents to specific cells/tissues (examples of CAT product candidates in this category are: CAT-3888 and CAT-8015).

The great majority of approved monoclonal antibodies that are on the market today are humanised and chimaeric monoclonal antibodies, and just one, HUMIRA, is fully human. However, human monoclonal antibodies now form the largest group in research and development pipelines and are therefore expected to be the fastest growing segment of antibody therapeutics in the future.

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Human monoclonal antibodies are, in themselves, less likely than murine or chimaeric antibodies to cause adverse immunological responses in patients; a characteristic which has undermined successful development of many murine and chimaeric antibodies in the past. A total of 13 CAT-derived fully human monoclonal antibody drugs have entered clinical trials, the first and most advanced of which, HUMIRA, remains the only fully human therapeutic monoclonal antibody on the market.

*	Source: Nature Biotechnology: Volume 23, Number 9, September 2005.

**	Source: D&MD Antibody Therapeutics: Product Development, Market Trends and Strategic Issues. 2005.

REGULATORY ENVIRONMENT

Product development

There are regulatory controls that apply at all stages of CAT’s research and development activities – from clinical trial protocol to patient data protection to approval for marketing. These regulations apply to all companies operating in the (bio)pharmaceutical industry, although there is guidance specific for antibodies (such as the US Food and Drug Administration’s (FDA) “Points to consider in the manufacture and testing of monoclonal antibody products for human use”), which have additional impact on CAT. Although there are many regulatory bodies around the world (regional and national), each regulating product development and launches, they have a similar effect in terms of ensuring the safe development of new medicinal products. CAT is mindful of the needs of regulators at all times and endeavours to ensure that it complies with all of their requirements and obligations.

What are the risks?

•	Clinical trials for product candidates based on CAT’s technology may be lengthy and expensive and may not be successful.

•	Programme attrition is an inevitable part of the development of new medicines. This can be mitigated to some extent by good clinical trial design and good initial project selection.

•	Obtaining required regulatory approvals for drug candidates can be a lengthy, expensive and uncertain process. CAT or its collaborators may not obtain, or may be required to expend substantial resources to obtain, the necessary regulatory approvals to market products. Gaining access to suitable patients for clinical trials, particularly in niche therapeutic areas, may prove difficult. The standards required by regulatory authorities in order to obtain the necessary approvals may evolve throughout the clinical development phases and may therefore involve extending or amending the design of clinical trials significantly thus incurring additional costs and time delays.

These risks are common to companies in the biopharmaceutical sector. CAT seeks to mitigate the effect of these risks in a variety of ways, including:

•	Actively remaining abreast of regulatory developments to the extent that they impact on CAT.

•	Actively monitoring the markets in which CAT is seeking to operate as well as the general commercial climate.

•	Recruiting qualified and experienced individuals to manage all aspects of the drug development process.

Listed company obligations

CAT is listed both in London and on NASDAQ and, as such, is subject to an increasing number of regulatory frameworks and obligations. Examples are Sarbanes-Oxley and International Financial Reporting Standards. As CAT works to comply with all these requirements, resources must be devoted to fulfilling the obligations. Further detail can be found on page 43.

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TECHNOLOGY/CAPABILITIES

CAPABILITY TO DISCOVER AND DEVELOP DRUGS IN R&I AND ONCOLOGY

LEADERSHIP IN DISPLAY TECHNOLOGY

MAXIMISE VALUE FROM COLLABORATIONS/LICENSEES

DISCOVERY AND DEVELOPMENT

CAT has the Discovery capabilities to create a human monoclonal antibody therapeutic with the desired characteristics including target selectivity, cross reactivity, binding affinity and potency, efficacy, mechanism of action, manufacturability and formulation, and route of administration. CAT’s Discovery organisation has the capability to design, isolate and characterise distinct human antibody therapeutics with superior performance characteristics for the treatment of important diseases.

CAT’s core Discovery capabilities are:

•	Target generation and quality control

•	Antibody isolation

•	High throughput screening

•	Mode of action expertise

•	High capacity DNA sequence analysis

•	Antibody expression and conversion

•	Lead optimisation

•	Biology

CAT’s core technologies remain vital to the Company’s progress as a product-based biopharmaceutical business. CAT’s staff have many years of experience and the ‘know-how’ needed to get the best from CAT’s technologies.

CAT’s libraries contain more than 1011 distinct antibody fragments expressed in vitro. CAT’s Phage Display technique exploits a biological characteristic of phage that allows the expression of foreign proteins on their surface – in CAT’s case antibody fragments. Antibodies displayed in this way retain their ability to interact normally with other molecules and CAT’s controlled selection process can identify hundreds to thousands of different potential drug candidates to each target protein. From these, development candidate antibodies with specific characteristics are selected.

Ribosome Display involves the use of ribosomes, the molecular complex responsible for protein synthesis within cells, to display functional proteins. This technique can be even more powerful than Phage Display, and allows for the creation of larger libraries of up to 1013 or more variants of each candidate antibody, which can then be selected using more stringent product criteria. Its amenability to automation, together with the larger antibody libraries, means that Ribosome Display has the prospect of becoming an increasingly important, independent tool in the advancement of protein therapeutics.

CAT’s technologies provide the Company with key advantages in terms of speed, capacity and the potential for further optimisation of antibody candidates. The power of these technologies is harnessed by CAT’s expert scientists, and is validated, for example, by HUMIRA’s success and by the number of additional CAT-derived antibody candidates in clinical trials.

12 | CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005

CAT has established substantial expertise in the early development of antibody therapeutics, including a high quality team of Clinical Development professionals. CAT has recently enhanced this team by hiring the development team who had previously been working on the recently acquired oncology candidates in the US.

CAT’s core development competencies include:

•	Biopharmaceutical production (in-house manufacturing process development, primary manufacture, formulation and secondary manufacture)

•	Bioanalytical assay development

•	Product characterisation

•	Quality Control

•	Regulatory affairs

•	Clinical trial management

CAT strives to maintain its leading position in its core technologies and key scientific areas.

What are the risks?

•	It is possible that antibody technologies may become commoditised and/or superseded.

CAT is seeking to develop value as a result of developing a successful portfolio of drug candidates rather than relying solely on its technology assets. CAT is also investing in technology improvements.

INTELLECTUAL PROPERTY

CAT pioneered both the application of Phage Display and Ribosome Display technology for the design and development of human monoclonal antibody therapeutics and this is reflected in the breadth of the Company’s patent portfolio – approximately 40 families of patents, covering both technologies and products – the protection of which is paramount to CAT.

What are the risks?

•	CAT may not be able to secure the necessary intellectual property rights in relation to developments in its technology and around targets that may inhibit CAT drug development.

•	CAT endeavours to file patents and to monitor the intellectual property environment.

•	Systems for ensuring that laboratory notebooks are kept up to date and are stored in a secure off-site archive facility.

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005 | 13

OPERATING AND FINANCIAL REVIEW

PRODUCT CANDIDATE PIPELINE

[GRAPHIC]	CAT PROPRIETARY PRODUCT	[GRAPHIC]	CAT COLLABORATIVE PRODUCT	[GRAPHIC]	PRODUCT DEVELOPED BY CAT LICENSEE

PRODUCT CANDIDATE PIPELINE STATUS

	PRODUCT	TARGET	DISEASE	PRE-CLINICAL	PHS I	PHS II	PHS III	MARKET

CAT	CAT-3888	CD22	HAIRY CELL LEUKAEMIA	[GRAPHIC]	[GRAPHIC]	[GRAPHIC]	[GRAPHIC]	[GRAPHIC]
CAT	CAT-3888	CD22	OTHER B-CELL MALIGNANCIES
CAT	CAT-354	IL-13	SEVERE ASTHMA
CAT	CAT-8015	CD22	B-CELL MALIGNANCIES
CAT/GENZYME	GC-1008	TGFß	IDIOPATHIC PULMONARY FIBROSIS
ABBOTT	HUMIRA	TNFa	RHEUMATOID ARTHRITIS
ABBOTT	HUMIRA	TNFa	EARLY RHEUMATOID ARTHRITIS
ABBOTT	HUMIRA	TNFa	PSORIATIC ARTHRITIS
ABBOTT	HUMIRA	TNFa	JUVENILE RHEUMATOID ARTHRITIS
ABBOTT	HUMIRA	TNFa	ANKYLOSING SPONDYLITIS
ABBOTT	HUMIRA	TNFa	CROHN’S DISEASE
ABBOTT	HUMIRA	TNFa	CHRONIC PLAQUE PSORIASIS
ABBOTT	ABT-874	IL-12	MULTIPLE SCLEROSIS
ABBOTT	ABT-874	IL-12	CROHN’S DISEASE
HGSI	LYMPHOSTAT-B	BLyS	RHEUMATOID ARTHRITIS
HGSI	LYMPHOSTAT-B	BLyS	SYSTEMIC LUPUS ERYTHEMATOSUS
HGSI	HGS-ETR1	TRAIL-R1	NON SMALL-CELL LUNG CANCER
HGSI	HGS-ETR1	TRAIL-R1	NON HODGKIN’S LYMPHOMA
HGSI	HGS-ETR1	TRAIL-R1	ADVANCED COLORECTAL CANCER
HGSI	HGS-ETR2	TRAIL-R2	ADVANCED SOLID TUMOURS

HGSI	ABTHRAX	b.anthracis	ANTHRAX INFECTION

WYETH	MYO-029	GDF-8	MUSCULAR DYSTROPHY		I/II

UNDISCLOSED X6	UNDISC X6	UNDISC X6	–

CAT’S PATENT LICENSEES ARE DEVELOPING THE FOLLOWING HUMAN MONOCLONAL ANTIBODY DRUG CANDIDATES

DYAX/IMCLONE	IMC-11F8	EGFR	SOLID TUMOURS

DYAX/IMCLONE	IMC-1121B	VEGFR-2	SOLID TUMOURS

MICROMET/SERONO	MT201	Ep-CAM	PROSTATE CANCER

MICROMET/SERONO	MT201	Ep-CAM	BREAST CANCER

BIOINVENT	BI-201	TAT	HUMAN IMMUNO DEFICIENCY VIRUS (HIV)		I/II

14 | CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005

PROPRIETARY

DEVELOP PROPRIETARY DRUGS

CAT-354 is a fully human anti-IL13 monoclonal antibody being developed by CAT, initially as a potential treatment for severe asthma. CAT commenced a Phase I clinical trial in the UK in September 2004 to assess safety, tolerability and pharmacokinetics. The trial was a double-blind, placebo-controlled, rising single dose intravenous study in 34 mild asthmatic patients. In June 2005, CAT announced preliminary results which showed that CAT-354 was well tolerated at all doses and there were no identified safety concerns; pharmacokinetics met expectations. The trial results will be submitted to an appropriate scientific meeting in due course.

Based on these results, CAT is now planning to start a further clinical trial in the first quarter of 2006. This is being planned as a repeat-dose safety study in patients with mild/moderate asthma. The trial will study safety, tolerability and pharmacokinetics, and is likely to take place in the UK.

Given the size of the market and complexity of the likely development plan for CAT-354, CAT has decided that the programme will benefit from having a partner experienced in developing drugs for major respiratory indications prior to commencing Phase III clinical trials. Accordingly, CAT has started to assess interest in the product candidate from a limited number of potential licensees.

In November 2005, CAT announced the acquisition of CAT-3888 (formerly GCR-3888) and CAT-8015 (formerly GCR-8015) from Genencor, a subsidiary of Danisco, based in Palo Alto, California.

CAT-3888 and CAT-8015 are anti-CD22 immunotoxins. Each comprises a disulphide-linked antibody fragment (dsFv) that targets the CD22 receptor, fused with a specifically engineered toxin molecule (Pseudomonas exotoxin PE38) that minimises non-targeted toxicity, potentially resulting in a highly specific therapeutic molecule. CD22 is a cell surface receptor expressed in a variety of B-cell malignancies. CAT-3888 and CAT-8015 act by releasing the toxin intracellularly, after the whole immunotoxin has been internalised via the CD22 receptor.

CAT-3888 and CAT-8015 were discovered and initially developed by the US National Cancer Institute (NCI), which is part of the US National Institutes of Health (NIH). Genencor licensed the candidates for haematological malignancies and entered into a co-operative research and development agreement (CRADA) with the NIH, which is now being continued by CAT. Under the original licence agreement with the NIH, CAT has rights to a portfolio of intellectual property associated with the programmes and will pay future royalties to the NIH.

The NCI has demonstrated significant efficacy of CAT-3888 in patients with hairy cell leukaemia (HCL) in a Phase I clinical trial. The trial was carried out in 46 patients and performed at the NCI. The patients suffered from one of three types of CD22 positive B-cell malignancies: four patients with non-Hodgkins’ lymphoma (NHL), 11 patients with chronic lymphocytic leukaemia (CLL) and 31 patients with HCL. The results were published in the Journal of Clinical Oncology (Vol. 23 No. 27 20 September 2005) and included data from 265 cycles of treatment. Results showed that CAT-3888 was active in HCL, with 19 complete remissions (61%) and six partial responses (19%) in 31 patients. Lower, but significant, activity occurred in CLL. The publication concluded that the drug was well tolerated and highly effective in HCL even after one cycle of treatment.

CAT-3888 is currently in a Phase II clinical trial for the treatment of HCL in 25 patients. The trial started in October 2003. There are also two ongoing Phase I clinical trials. In February 2004, a trial commenced in paediatric refractory CD22-positive leukaemias and lymphomas in up to 54 patients. In September 2005, a Phase I study in 20 patients with CLL and NHL commenced. All the clinical trials are in patients who are resistant/refractory to conventional treatment and all are being run at the NCI. CAT will support the NCI’s ongoing development of CAT-3888 in all these indications. Data are expected to be available from all three trials by the end of 2006.

CAT-8015 is an optimised version of CAT-3888 with increased affinity for CD22, and is currently in pre-clinical development as a potential treatment for B-cell malignancies including NHL and CLL.

CAT intends to file an Investigational New Drug (IND) application for CAT-8015 in various CD22 positive B-cell malignancies, including NHL and CLL, following a period of manufacturing development that is expected to be complete by the end of 2006.

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005 | 15

OPERATING AND FINANCIAL REVIEW

KEY PERFORMANCE INDICATOR:

DEVELOPMENT STATUS OF PROPRIETARY CAT PRODUCT CANDIDATES

WHAT IT DEMONSTRATES	CAT’s ability to develop proprietary drugs

STATUS AT 22 NOVEMBER 2004	■ One product at Phase III (Trabio)
■ One product at Phase I (CAT-354)

CHANGE DURING THE YEAR	■ CAT-354: completed Phase I clinical trials; out-licensing discussions commenced
■ Two products acquired (CAT-3888, CAT-8015)
(after financial year end)
■ One product discontinued (Trabio)

STATUS AT 28 NOVEMBER 2005	■ One product at Phase II (CAT-3888)
■ One product at Phase I (CAT-354)
■ One pre-clinical product (CAT-8015)

TARGET FOR COMING YEAR	Continued development of current programmes. Acquisition or in-licensing of further candidates in late pre-clinical or early clinical development, if this can be done on attractive terms.

Expected newsflow for 2006:
■ Second clinical trial of CAT-354 to commence
■ Data from clinical trials of CAT-3888

Source of data: CAT internal information.

Trabio® (lerdelimumab) is a fully human anti-TGFß2 monoclonal antibody developed by CAT as a potential treatment for improving the outcome of glaucoma surgery. Trabio failed to demonstrate efficacy in two Phase III clinical trials (in November 2004 and March 2005). CAT has now terminated all further development of Trabio, subject only to continuing with its minimum obligations in completing an ongoing US clinical trial.

CAT-213 (bertilimumab) is a fully human anti-eotaxin1 monoclonal antibody, which CAT had been evaluating as a treatment for severe allergic disorders. CAT’s investment in CAT-213 ceased in 2003 and some partnering discussions regarding the licensing of CAT-213 took place in 2004.

COLLABORATIVE

DEVELOP DRUGS IN COLLABORATION

MAXIMISE VALUE FROM COLLABORATIONS/LICENSEES

Genzyme – TGFß

GC-1008 is a pan-specific fully human anti-TGFß monoclonal antibody being developed by CAT and Genzyme. In October 2005, a Phase I clinical trial of GC-1008 in IPF commenced. The objectives of the trial are to evaluate the safety, tolerability and pharmacokinetics of single intravenous infusions of GC-1008 in patients with IPF. The trial, which is an open-label, single dose, dose-escalating study will be in 25 patients in five centres in the US. Preliminary results are expected to be available in 2007.

Subject to ongoing discussions with the US FDA, the companies are planning to file an IND for a Phase I clinical trial in oncology early in 2006.

CAT-192 (metelimumab), a fully human anti-TGFß1 monoclonal antibody, was jointly developed by CAT and Genzyme as a potential treatment for scarring and fibrotic conditions, including scleroderma. Following a study in 45 scleroderma patients and subsequent discussion with experts, suitable endpoints for a further trial in scleroderma could not be identified, and Genzyme and CAT have no further plans for the development of CAT-192.

Zenyth – GM-CSF

CAT and Zenyth have selected a lead antibody, CAM-3001. Preliminary safety studies are ongoing and scale-up of production prior to pre-clinical development is underway.

AstraZeneca – respiratory and inflammation

Since November 2004, excellent progress has been made. CAT and AstraZeneca are working on six Discovery projects: one pre-existing CAT Discovery programme adopted into the alliance and five new programmes, all of which had progressed to lead isolation stage on schedule by June 2005. Selection of the next targets for alliance Discovery projects is already under way and during the next year the companies intend to commence a further five programmes.

The unique nature of this alliance was recognised in August 2005 at the fourth annual IBC Pharmaceutical Achievement Awards in Boston where the companies were honoured with the “Business Alliance of the Year” award.

16 | CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005

KEY PERFORMANCE INDICATOR:

DEVELOPMENT STATUS OF COLLABORATIVE PRODUCT CANDIDATES

WHAT IT DEMONSTRATES	CAT’s ability to develop drugs in collaboration and to maximise value from collaborations

STATUS AT 22 NOVEMBER 2004	■ One product at Phase I/II (CAT-192)

■ One pre-clinical product (GC-1008)

CHANGE DURING THE YEAR	■ One product discontinued (CAT-192)

■ One product progressed to Phase I clinical
trial (GC-1008)

■ Discovery programme progress – six candidates at AZ

STATUS AT 28 NOVEMBER 2005	■ One product in Phase I (GC-1008)

TARGET FOR COMING YEAR	Continued development of current programmes

Expected newsflow for 2006:

■ IND application filing for GC-1008 in oncology

Source of data: CAT and CAT collaborator internal information.

LICENSED

DEVELOP DRUGS WITH LICENSEES

MAXIMISE VALUE FROM COLLABORATIONS/LICENSEES

LEADERSHIP IN DISPLAY TECHNOLOGY

Product licensees

HUMIRA® (adalimumab) is a fully human anti-TNFa monoclonal antibody, isolated and optimised by CAT in collaboration with Abbott and now approved for marketing as a treatment for rheumatoid arthritis (RA) in 57 countries.

In August 2005, Abbott announced that it had received approval from the European Commission to market HUMIRA as a treatment for psoriatic arthritis and early RA in Europe. In October 2005, Abbott announced that the FDA had approved HUMIRA as a first-line treatment of recent onset moderate to severe RA and for reducing the signs and symptoms of active arthritis in patients with psoriatic arthritis.

Also in October 2005, Abbott announced that it had simultaneously submitted a supplemental Biologics License Application (sBLA) with the US FDA and a Type II Variation to the European Medicines Agency (EMEA) seeking approval to market HUMIRA as a treatment for ankylosing spondylitis, an inflammatory disease of the spine and spinal joints.

Abbott continues to develop HUMIRA as a potential treatment for a number of additional indications and has stated that it expects to file applications for RA in Japan and, possibly, for Juvenile RA in 2005.

Phase III clinical trials in chronic plaque psoriasis commenced at the end of 2004 and Abbott has stated that it expects to submit a regulatory application for this indication in 2006 or early 2007.

In October 2005, Abbott announced new data in Crohn’s disease from a Phase III extension study. It showed that of the 55 patients who initially achieved remission in the Phase III study who were maintained on HUMIRA, approximately three quarters were still in remission at one year. Of those not initially in remission, 43% who stayed on HUMIRA therapy had achieved remission by one year. Abbott has stated that they intend to file a BLA for Crohn’s disease in 2006.

Abbott reported worldwide sales of HUMIRA of US$852 million in 2004 and sales of US$959 million for the first nine months of 2005. Abbott has forecast revenues from HUMIRA of more than US$1.3 billion in 2005.

Further information on HUMIRA can be found on the Abbott website: www.abbott.com

ABT-874 is a fully human anti-IL12 monoclonal antibody, isolated and optimised by CAT in collaboration with Abbott, and licensed to Abbott. Abbott is developing ABT-874 as a potential treatment for Crohn’s disease, psoriasis and multiple sclerosis. A Phase II clinical trial continues in multiple sclerosis.

Further information on ABT-874 can be found on the Abbott website: www.abbott.com

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005 | 17

OPERATING AND FINANCIAL REVIEW

LymphoStat-B™ is a fully human anti-BLyS monoclonal antibody, licensed by CAT to HGSI. HGSI is developing LymphoStat-B as a potential treatment for systemic lupus erythematosus (SLE) and RA. In July 2005, HGSI announced that GSK had exercised its option to develop and commercialise LymphoStat-B jointly with HGSI.

In April 2005, HGSI announced positive Phase II results of LymphoStat-B in a 283-patient trial in RA and, in November 2005, the results were presented at the 69th Annual Meeting of the American College of Rheumatology/Association of Rheumatology Health Professionals (ACR/ARHP) in San Diego. The results show that LymphoStat-B met the primary efficacy and safety endpoints, and demonstrate that it is safe and well tolerated, biologically active and reduces RA activity at a level of statistical significance.

In October 2005, HGSI announced the results of a Phase II trial of LymphoStat-B in 449 patients with SLE; LymphoStat-B was shown to be safe and well-tolerated and, although the drug did not meet the overall primary efficacy endpoints, showed signs of statistically significant clinical effect in seropositive patients representing 75% of patient population in the study. Based on the results, HGSI stated that it now has a path forward to Phase III for LymphoStat-B in SLE and planning is under way.

Further information on LymphoStat-B can be found on the HGSI website: www.hgsi.com

HGS-ETR1 (mapatumumab) is a fully human anti-TRAIL Receptor-1 monoclonal antibody licensed by CAT to HGSI. HGSI is developing HGS-ETR1 as a potential treatment for multiple cancer indications. In August 2005, HGSI announced that GSK had exercised its option to develop and commercialise HGS-ETR1 jointly with HGSI.

Three Phase II clinical trials of HGS-ETR1 have been initiated; in NHL, non-small cell lung cancer (NSCLC) and colorectal cancer.

In June 2005, HGSI announced interim results from an ongoing Phase II trial of HGSI-ETR1 in patients with advanced NHL, which demonstrated that it is well tolerated and shows signs of clinical activity. Partial responses were observed in some patients. HGSI expects that full data from the study will be presented in December 2005 at the 47th Annual Meeting of the American Society of Hematology.

In July 2005, HGSI announced that the results of a Phase II clinical trial of HGS-ETR1 demonstrated that HGS-ETR1 was well tolerated and could be administered safely and repetitively in patients with advanced NSCLC. Stable disease was observed in nine out of 32 patients and the results support continued evaluation of HGS-ETR1 in NSCLC patients in combination with chemotherapeutic agents.

In November 2005, at the European Cancer Conference (ECCO 13) in Paris, HGSI announced results of a Phase II clinical trial of HGS-ETR1 in patients with advanced colorectal cancer. In the open-label study in 38 patients conducted in Germany, HGS-ETR1 was found to be well-tolerated and could be administered safely and repetitively to patients with advanced colorectal cancer. The results support the continued evaluation of HGS-ETR1 in combination with chemotherapy for the treatment of colorectal cancer.

Additionally, two Phase Ib open-label, dose escalation clinical studies are currently underway to evaluate the safety and tolerability of HGS-ETR1 in combination with chemotherapeutic agents in the treatment of patients with advanced solid malignancies. The first is being conducted in the United States, the second in The Netherlands. Interim results of both studies were presented in November 2005 at the AACR-NCI-EORTC International Conference on Molecular Therapeutics in Philadelphia. The results to date demonstrate that HGS-ETR1 in combination with chemotherapy was well tolerated and could be administered safely and repetitively at the doses and schedules evaluated. Partial response was observed in a number of patients in each of the studies. These results support further evaluation of HGS-ETR1 in combination with chemotherapy in Phase II trials.

Further information on HGS-ETR1 can be found on the HGSI website: www.hgsi.com

18 | CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005

HGS-ETR2 is a fully human anti-TRAIL Receptor-2 monoclonal antibody licensed by CAT to HSGI and being developed by HGSI as a potential treatment for cancer.

In January 2005, HGSI reported plans to initiate Phase II clinical trials of HGS-ETR2. At the AACR-NCI-EORTC International Conference on Molecular Therapeutics in Philadelphia in November 2005, HGSI presented results from two Phase 1 clinical trials that demonstrate that HGS-ETR2 is well tolerated and can be administered safely and repetitively in patients with advanced solid tumours. Stable disease was observed in a number of patients in each of the studies. These data support further evaluation of HGS-ETR2 in Phase II trials.

Further information on HGS-ETR2 can be found on the HGSI website: www.hgsi.com

MYO-029 is a fully human monoclonal antibody that neutralises the effects of GDF-8 (a protein which is associated with reduced skeletal muscle mass). The antibody was discovered by CAT in collaboration with Wyeth and is licensed to Wyeth, which is studying it as a potential therapy for muscle-wasting diseases such as muscular dystrophy. In February 2005, Wyeth announced a Phase I/II clinical trial in adult patients with muscular dystrophy (MD). The trial, which will take place in 12 clinical sites, is a prospective, randomised, placebo-controlled study in 108 patients, including equal numbers of patients with facioscapulohumeral MD (FSHD), Becker MD (BMD) and limb-girdle MD (LGMD). Results of the study are expected to be available in late 2006.

Further information on MYO-029 can be found on the Wyeth website: www.wyeth.com

ABthrax™ is a fully human monoclonal antibody licensed by CAT to HGSI. ABthrax was isolated and developed by HGSI from antibody libraries licensed from CAT and HGSI is developing it as a potential treatment for anthrax disease.

In October 2005, HGSI announced that it had been awarded a two-phase contract to supply ABthrax, a human monoclonal antibody developed for use in the treatment of anthrax disease, to the US Government. Under the first phase of the contract, HGSI will supply ten grams of ABthrax to the US Department of Health and Human Services (HHS) for comparative in vitro and in vivo testing. Under the second phase of the contract, under the Project BioShield Act of 2004, the US Government has the option to place an order within one year for up to 100,000 doses of ABthrax for the Strategic National Stockpile, for use in the treatment of anthrax disease. The HHS comparative testing results, along with HGSI’s own preclinical and clinical study results, will form the basis of the US Government’s decision process for exercising its option for additional product for the Strategic National Stockpile.

CAT believes that more than 25 discovery and pre-clinical programmes are under way at licensees with fully human antibodies derived from CAT’s technologies.

KEY PERFORMANCE INDICATOR: DEVELOPMENT STATUS OF LICENSED PRODUCT CANDIDATES

WHAT IT DEMONSTRATES	CAT’s ability to develop drugs with licensees and CAT’s leading position in display technology

STATUS AT 22 NOVEMBER 2004	■ One product approved (HUMIRA)

■ Three products at Phase II (ABT-874, LymphoStat-B, HGS-ETR1)

■ Three products at Phase I (HGS-ETR2, ABthrax, MYO-029)

CHANGE DURING THE YEAR	■ Clinical data for four products

■ Progress with ABthrax (US Government option)

STATUS AT 28 NOVEMBER 2005	■ One product approved (HUMIRA)

■ Three products at Phase II (ABT-874, LymphoStat-B, HGS-ETR1)

■ Three products at Phase I (HGS-ETR2, ABthrax, MYO-029)

TARGET FOR COMING YEAR	Continued progress of licensed product candidates

Expected newsflow for 2006:

■ HUMIRA: further sBLA filings/approvals

■ LymphoStat-B: Phase III decision

■ HGS-ETR1/HGS-ETR2: further development

■ ABthrax: US Government decision

■ MYO-029: data from Phase I/II trials

Source of data: CAT licensee information.

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005 | 19

OPERATING AND FINANCIAL REVIEW

Patent licensees

LEADERSHIP IN DISPLAY TECHNOLOGY

CAT continues to develop its patent licensing business with two licences granted during the year: to Symphogen and BioInvent. Progress was reported during the year by Dyax and Micromet. (NB: Progress with product candidates being developed by patent licensees is generally only visible to CAT at the point at which milestone payments become payable to CAT.)

In January 2005, Dyax announced that two fully human monoclonal antibodies from Dyax’s proprietary phage display libraries, IMC-11F8 and IMC-1121B, entered Phase I clinical development at ImClone Systems.

In June 2005, CAT and BioInvent entered into a licence agreement under which CAT granted BioInvent and its partners the rights to use its Phage Display technology patents to enable BioInvent to develop antibody products from its n-CoDeR antibody libraries. As part of the agreement, BioInvent withdrew its opposition to CAT’s patents filed at the European Patent Office in Munich. CAT has received an initial licence fee from BioInvent and will receive milestone payments and royalties on any successful antibody therapeutics that BioInvent and its partners develop using CAT’s Phage Display technology. One product candidate, BI-201, a human antibody that binds the TAT toxoid protein, is in Phase I/IIa clinical testing as a potential treatment for HIV infection. BioInvent expects to begin Phase II clinical trials in 2006.

In August 2005, CAT granted Symphogen a patent licence to use CAT’s Phage Display technology for research purposes and to develop and commercialise a number of therapeutic and diagnostic human monoclonal antibody products. Symphogen made an upfront payment for the licence and exercised its first product option to develop and commercialise its lead product Sym001. Symphogen paid a product licence fee and will make future milestone and royalty payments to CAT upon the successful development of Sym001.

In September 2003, CAT granted Micromet a patent licence for the development and commercialisation of Micromet’s human therapeutic antibody candidate MT201 (adecatumumab), specific for the epithelial tumour target Ep-CAM. In December 2004, Micromet and Serono signed an exclusive collaboration and licence agreement for the development and commercialisation of MT201, which is currently being tested in two multi-centre Phase II clinical trials. CAT receives milestone and royalty payments on human antibody-based products developed against the Ep-CAM target by Micromet and its partners.The first milestone payment would be due on filing for product approval.

20 | CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005

PEOPLE AND WORK ENVIRONMENT

DEVELOP A WINNING ORGANISATION

WORK ENVIRONMENT TO SUPPORT OUR OPERATIONS

CAT’s people are critical to the Company’s success. The Board expects high standards from employees and considers the Company’s staff to be exceptional in many ways. The management team is strong and experienced, and the Board is broad and balanced.

CULTURE, BUSINESS ETHICS, INTERNAL COMMUNICATION AND EMPLOYEE BENEFITS

CAT has a strong culture of collaboration and sharing ideas that extends across all functions and levels. Employees are encouraged to contribute and are driven by the Company’s aspiration to excel.

CAT has a written business ethics policy and strives to carry out its business in an ethical manner, treating its partners, clients, suppliers and other business contacts fairly. CAT has developed a set of values, in conjunction with its employees. These values form an integral part of the operation of the business and system of performance management, and underpin relationships, both internally and externally.

During the year, a staff survey was carried out to assess employee feelings about their work, their working environment and the Company. Over 90% of employees responded to the survey and overall findings were generally positive suggesting that CAT has a largely engaged and fulfilled workforce. As anticipated it did provide senior management with the opportunity to identify areas for improvement and a consultation process with staff is under way to develop appropriate improvement initiatives.

CAT seeks to keep its employees informed about the business, including the Company’s performance and developments in the scientific and professional fields in which they operate.

In order to strengthen and facilitate communication throughout the Company, an ‘employee forum’, constituted of elected staff representatives and some senior managers, has been established and is regularly consulted by management in relation to any major changes or potential changes which could affect staff.

CAT is committed to providing equal opportunities and it is CAT’s policy to treat all employees, and applicants for employment, in the same way, regardless of age, gender, nationality, race, marital status, sexual orientation or disability. CAT has in place a public interest disclosure policy whereby any alleged malpractice or impropriety can be reported by employees to a member of the Executive Group (see page 24) without fear of reprisal or prejudice, and a harassment policy for the protection of employees.

CAT strives to provide an environment that attracts and retains the best staff. The Company also has a range of policies to support legislation relating to maternal and paternal leave, which go further than the current statutory position in the UK. CAT also has policies on compassionate leave and sabbatical leave. All employees are eligible for a number of benefits, including private healthcare, permanent health and life assurance and a personal pension plan into which the Company will generally contribute an amount equivalent to 10% of an employee’s basic salary. CAT also offers a Share Incentive Plan to its UK-based employees and will typically grant Share Options to employees on joining the Company and in recognition of good performance.

Information about individual performance management and the work environment follows on page 27.

What are the risks?

•	CAT’s business may be harmed if it is not able to retain people and/or groups who are key to its business success and is unable to find suitable replacements in a timely manner.

•	CAT aims to provide an attractive compensation and work environment and regularly reviews the pay and conditions of its staff.

•	CAT seeks to provide staff with a range of career development opportunities.

•	CAT seeks to reduce the concentration of knowledge in a few individuals through its knowledge information management systems and knowledge sharing culture.

•	CAT seeks to have a culture that retains and motivates its staff.

SHAPE OF THE ORGANISATION

The average number of people employed by CAT in 2005 was 284, of which 210 were in research and development and 74 in management and administration.

To complement the internal team, CAT works with a number of carefully selected external experts, consultants and advisors.

MANAGEMENT

The roles of the Board, Executive Group and Operational Management, and the way in which authority is delegated, are detailed on the following pages.

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005 | 21

OPERATING AND FINANCIAL REVIEW

The Board

CAT’s Board consists of eight independent Non-Executive Directors and three Executive Directors. When appointing a Director, the needs of the Company are carefully considered, ensuring that the Board retains its broad level of knowledge and experience. In addition, care is taken to ensure that the skills of the Non-Executive Directors complement those of the Executive Directors and Executive Group (the Company’s most senior management). The Board meets formally six times per year and there is frequent contact between meetings as and when required by the needs of the business.

[GRAPHIC]	[GRAPHIC]	[GRAPHIC]	[GRAPHIC]	[GRAPHIC]	[GRAPHIC]
PAUL NICHOLSON MB BS FFPM (68) Non-Executive Chairman	PETER CHAMBRÉ (50) Director and Chief Executive Officer	JOHN ASTON MA ACA (51) Director and Chief Financial Officer	PROFESSOR UWE BICKER MD PhD (60) Non-Executive Director	JOHN BROWN PhD MBA (50) Non-Executive Director	PROFESSOR SIR AARON KLUG OM PRS ScD HonFRCP HonFRCPath Nobel Laureate (1982) (79) Non-Executive Director

Paul Nicholson was appointed to the Board of CAT in 1999 and became Chairman in 2004. He is a qualified physician and has extensive experience of the pharmaceutical industry, most recently as Senior Vice-President of Worldwide Development at SmithKline Beecham. He retired from SmithKline Beecham at the end of 1998. He previously held senior positions at Monsanto, Hoechst and Sterling Winthrop. Paul serves as a Board Director for a number of bioscience companies including Xantos Biomedicine AG (functional biology and drug discovery), BioVex Inc. (vaccines for cancer and infectious disease), 7TM Pharma A/S (7TM receptor research) and he is a member of the Novartis Science Board.

Peter Chambré joined CAT as Chief Executive Officer in 2002. Previously, Peter was Chief Operating Officer at Celera Genomics Group and prior to this, held the position of CEO at Bespak PLC, the drug delivery group. Peter has considerable experience of senior management roles, both in the UK and the US, where he has developed these companies towards the biopharmaceutical marketplace. Peter has also held positions at Bain & Company, the strategy consultancy, and Unilever PLC.

John Aston joined the Board as Finance Director in 1996, prior to the Company’s flotation on the London Stock Exchange in 1997. Previously, John was a Director of J Henry Schroder & Co Ltd, working in investment banking. John qualified as a chartered accountant with Price Waterhouse and also worked at the British Technology Group.

Uwe Bicker joined the Board of CAT in 1999. He is a Member of the Board of Trustees of the Aventis Foundation, Chairman of the Supervisory Board of Dade Behring Holding GmbH, and a Member of the Board of the University of Marburg. He is also Chairman of the Supervisory Board of Future Capital AG, Frankfurt, and a Member of the Supervisory Board of Defiens AG, Munich. Previously, he was a Board member of Behringwerke AG, a Board member of Hoechst Marion Roussel AG and a Board member of Boehringer Mannheim GmbH. He is a qualified physician, holds doctorates in medicine and chemistry, and is a Professor at the University of Heidelberg Medical School. Uwe will not be seeking re-election at the Annual General Meeting in February 2006.

John Brown joined the Board of CAT in September 2005. He currently Chairs the Governing Council of the Roslin Institute in Edinburgh, is Chairman of Scottish Biomedical and is a Non-Executive Director of a number of private and public biotech companies. He sits on the Advisory Board of the Life Sciences ITI in Scotland, is a member of the DTI Technology Strategy Board and the DTI Biotechnology Leadership Council. He is also Chairman of the BIA Scotland. Until 2003, he was Chief Executive of the FTSE 250 biotech company Acambis plc, a leading producer of vaccines to treat and prevent infectious disease, which he joined as Finance Director in 1995 and was appointed CEO in 1997.

Sir Aaron Klug has been on the Board of CAT since the Company was founded in 1990. Prior to his retirement in 1996, he was honourary Professor of Molecular Biology at the University of Cambridge and Director of the Medical Research Council (MRC) Laboratory of Molecular

22 | CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005

[GRAPHIC]	[GRAPHIC]	[GRAPHIC]	[GRAPHIC]	[GRAPHIC]	Details of Board Committee memberships are given on page 47.
CHRISTOPHER MARSHALL MA DPhil FRS (56) Non-Executive Director	DIANE MELLETT LLB JD (45) Director and General Counsel	PETER RINGROSE MA PhD (60) Non-Executive Director	ÅKE STAVLING MSc (60) Non-Executive Director	JOHN STOCKER AO MB BS BMedSc PhD FRACP (60) Non-Executive Director

Biology. Sir Aaron continues to lead a MRC research group on the regulation of gene expression. He is a Foreign Associate of the US National Academy of Sciences and was President of the Royal Society (1995-2000). He is a member of the Advisory Board of Sangamo Biosciences Inc (therapeutic proteins) that uses the “zinc finger technology” that he developed. Sir Aaron will not be seeking re-election at the Annual General Meeting in February 2006.

Christopher Marshall joined the Board of CAT as a Non-Executive Director in 2004. He is a specialist in cell signalling with extensive experience in cancer research. He is currently Director of the Cancer Research UK Centre for Cell and Molecular Biology at the Institute of Cancer Research. He is Professor of Cell Biology at the University of London and serves on the editorial Boards of seven publications and the SABs of Upstate Discovery (cell signalling reagents) and Domainex (target validation).

Diane Mellett joined CAT in 1997 and was appointed to the Board of Directors in 2005. She was previously with US law firm, Sonnenschein. Diane qualified as a solicitor in London in 1986 before moving to Sonnenschein in Chicago and later returned to become a founder member of its UK office. She is a qualified US attorney admitted to the Illinois Bar.

Peter Ringrose joined the Board of CAT as a Non-Executive Director in 2003. Previously he was President of the Pharmaceutical Research Institute and Chief Scientist at Bristol-Myers Squibb, Princeton, USA, responsible for the discovery, pre-clinical and clinical development of new pharmaceutical products worldwide. Previously, Peter was responsible for worldwide discovery operations at Pfizer and was a Board Member of Pfizer UK. Prior to this, he held positions at Sandoz Research Institute and Roche. Peter has served, and continues to serve, on a number of scientific and advisory committees. In particular, he is Chair of the Biotechnology and Biological Sciences Research Council (BBSRC) and a Non-Executive Director of the Boards of Astex Therapeutics and Rigel Pharmaceuticals and a member of the life sciences advisory Board of Accenture. Peter is also Chair of CAT’s Scientific Advisory Board.

Åke Stavling joined the Board of CAT as a Non-Executive Director in 2003. Åke has extensive senior management experience, covering finance and the pharmaceutical industry, most recently leading business development activities, including corporate strategy and M&A activity at AstraZeneca. Previously, Åke was Chief Financial Officer of Astra AB and he has held senior financial positions at Ericsson and Atlas Copco. Åke is Chairman of CAT’s Audit Committee.

John Stocker was appointed to the Board of CAT in 1995. He is Chairman of the Sigma Company Ltd (manufacturer and distributor of pharmaceuticals), a Director of Telstra Corporation Ltd (telecommunications), Nufarm Ltd (agricultural chemicals) and Circadian Technologies Pty Ltd (funding pharmaceutical R&D) all of which are listed on the Australian Stock Exchange. He was formerly Chief Scientist of Australia, Chief Executive of CSIRO Australia and Director of Pharmaceutical Research at Hoffmann-La Roche and Co in Basel. In 1999, John was recognised with the award of Honour, AO, as an Officer in the Order of Australia.

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005 | 23

OPERATING AND FINANCIAL REVIEW

The Executive Group

CAT’s operational management is the responsibility of the Executive Group, comprising the Executive Directors and five senior managers, supported by members of CAT’s 30-strong wider management team.

[GRAPHIC]

Nigel Burns joined CAT from British Biotech (now part of Vernalis plc) in 1997, where he headed the Process Technology Division and played a significant role in developing the Company’s biotechnology products. Before joining British Biotech, Nigel held scholarships at the Central Drug Research Institute, Lucknow, India and at the Californian Institute of Technology.

Alex Duncan joined CAT in 1994 as Head of Antibody Engineering prior to his appointment as Senior Vice President Drug Discovery. Before joining CAT, he was a Research Fellow at the University of California and prior to that, a Lucille P Markey Visiting Fellow also at the University of California. Alex is a Medical Research Council (MRC) graduate from the Laboratory of Molecular Biology in Cambridge.

Lynn Lester joined CAT in 2000 and was appointed VP Human Resources in December 2004. Lynn previously worked as an independent consultant in performance management and HR strategies and has also worked as a senior management consultant for QUALTRAK Ltd, an agency specialising in performance management, and as a lecturer in business and management. Lynn has a Certificate in Education from the University of Leeds and an MBA and Diploma in Management, both from the Open Business School.

Richard Mason joined CAT in 2001 as Director of Business Alliances prior to his appointment as VP Business Development in 2003. Previously he co-founded the health strategy consultancy, Cambridge Health Informatics having gained an MBA from the University of Cambridge. Richard graduated in Medicine from the Medical College of St Bartholomew’s Hospital and subsequently worked for the NHS in internal medicine for five years.

Patrick Round joined CAT in 2004 as VP Development and is responsible for all CAT’s product development activities. Before joining CAT, he was Director of Development at Celltech Group plc (now part of UCB) and was responsible for development activities in pre-clinical, clinical, regulatory, biometrics, project management, pharmacovigilance and quality assurance. He has also held positions at GlaxoWellcome and Novo Nordisk. He is a qualified anaesthetist and graduated in Medicine from Charing Cross Hospital Medical School, London.

Operational management

Outside of the formally delegated authorities (as detailed on the page opposite and on page 53), certain standing committees have been established, the purpose of which is to ensure that management are appropriately informed about issues within their specific remit which impact on the wider organisation. Both individual Executives and the Executive Group in turn further delegate responsibilities, again within defined limits, within the organisation.

The way in which authority within the organisation is delegated is set out in the diagram opposite.

24 | CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005

[GRAPHIC]

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005 | 25

OPERATING AND FINANCIAL REVIEW

BOARD PERFORMANCE EVALUATION

[GRAPHIC]

*	A QUESTIONNAIRE WAS DEVELOPED BY THE SENIOR VICE PRESIDENT, HUMAN RESOURCES AND THE COMPANY SECRETARY BY REFERENCE TO AMONGST OTHER THINGS THE REVISED COMBINED CODE.

**	THIS YEAR THIS PROCESS WAS FACILITATED BY THE CHAIRMAN OF THE BOARD. IN FUTURE YEARS AN EXTERNAL THIRD PARTY MAY BE USED.

[GRAPHIC]

ASSESSMENT OF BOARD AND COMMITTEE PERFORMANCE

26 | CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005

PERFORMANCE MANAGEMENT

The Board

“This is the second year that we have undertaken a formal Board evaluation process. This meant that we were able to refine what we had done last year and assess the progress that had been made towards implementing the improvement actions previously identified.”

Paul Nicholson

Chairman

CAT has developed and implemented a Board performance evaluation tool which reflects the requirements of the Revised Combined Code on Corporate Governance, “that the Board should undertake a formal and rigorous annual evaluation of its own performance and that of its committee and individual members”.

The Board performance evaluation is intended to assist the Board to identify whether and to what extent it was complying with the provisions of the Revised Combined Code. The approach taken was to develop a tool that will support the ongoing development of CAT through the operation of an effective Board. Within this context the Board performance evaluation is intended as a tool to assist the Chairman in identifying areas where the Board requires further development. The charts opposite detail how this process operates.

Staff and the Executive Group

The training and development of its staff is regarded as extremely important by CAT. CAT operates a comprehensive ‘Individual Performance Management System’ which seeks to align an individual’s work priorities with those of the Company’s goals and which measures the performance of each individual on this basis. Each employee has a personal development plan which seeks to ensure that skills are kept up to date and that skills which are identified as essential for the future are appropriately developed in line with business needs and personal career aspirations.

At a strategic level, employment issues are the concern of Lynn Lester, Senior Vice President Human Resources, with accountability to the Board through the Chief Executive Officer, Peter Chambré.

WORK ENVIRONMENT

WORK ENVIRONMENT TO SUPPORT OUR OPERATIONS

In line with its philosophy towards its employees, the Board believes that its employees require a work environment that is safe, stimulating and conducive to the culture of the Company and the achievement of its goals. CAT’s facilities are modern, well-designed and compliant with best practice environmental standards. They are designed to encourage communication and collaborative working which is consistent with CAT’s obligation to seek to mitigate the impact of its business on the external physical environment.

EFFICIENCY, MAINTAIN EFFECTIVENESS AND INTEGRITY OF BUSINESS OPERATIONS

CAT’s business is the development of drugs. In order to succeed, CAT’s philosophy is to work continuously to:

•	Increase efficiency, in order to maintain and improve competitiveness.

•	Maintain effectiveness, in order to deliver on the primary goals.

•	Maintain integrity, and in particular high standards of compliance with our various regulatory obligations.

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005 | 27

OPERATING AND FINANCIAL REVIEW

What are the risks?

•	CAT’s business may be harmed if its day to day operations are disrupted.

•	CAT has developed and tested a detailed business continuity plan.

•	CAT has established specific goals relating to the maintenance and security of its facilities and infrastructure and has set aside resources to achieve this.

•	CAT has obtained appropriate commercial insurance.

•	CAT’s continuing and future success depends to a large extent on its ability to manage its information assets adequately and appropriately not only in order to protect its confidential information but also in order that knowledge is shared.

•	CAT has committed significant resources to developing knowledge management systems.

•	CAT provides staff with legal awareness seminars so that they are well informed on matters relating to confidentiality.

HEALTH AND SAFETY

CAT considers Health and Safety as integral to its business success. CAT is committed to providing a safe environment for its employees and visitors, and aims to eliminate accidents and occupation-related ill-health by reducing hazards, providing appropriate instruction and training, and by identifying and managing potential risks. The main Health and Safety risks to the business include physical risk to individuals, ergonomics, fire and hazardous substances (including biological, chemical and radiological).

The Board member with particular responsibility for matters of Health and Safety is Diane Mellett, General Counsel, although it is recognised that all members of the Board and senior management have a legal and ethical responsibility to promote best practice on all issues of Health and Safety.

Continuous improvements are being made in the management of Health and Safety. These include:

•	Risk assessments, policies and procedures

All significant risks have been assessed and corrective actions implemented. A number of risk assessments are planned for review during the next year.

•	Staff consultation

The Company Safety Committee has demonstrated their commitment to Health and Safety by 84% attendance at all meetings.

•	Training

A review of Health and Safety training requirements has been carried out during the year with actions identified for next year.

•	Hazardous substances

There is an intranet-based database of hazardous substance risk assessments.

•	Proactive monitoring

A monthly safety inspection regime has been implemented to ensure effective control of risks and promote continual improvement.

•	Reactive monitoring

Improved accident and incident reporting mechanisms have continued to ensure all accidents, incidents and ‘near misses’ are recorded. This has enabled CAT to implement controls to minimise the potential for more serious accidents.

	2003-4	2004-5
Number of accidents reportable to HSE*	0	3
Lost time (working day or greater) accidents to CAT employees not required to be reported under RIDDOR**	0	1
Lost time (working day or greater) accidents to contractors	2	0

*	Health and Safety Executive.

**	Reporting of Injuries, Diseases and Dangerous Occurrences Regulations, 1995.

Three unrelated incidents were reported to the HSE to satisfy our duty of care under the RIDDOR regulations. Following internal investigation and resulting control measures, no further action has been requested by the HSE.

28 | CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005

RELATIONSHIPS

KEY OPERATIONAL RELATIONSHIPS

CAT business is dependent on a number of business relationships with external organisations and individuals, each of which makes a valuable contribution to CAT’s activities. CAT works hard to ensure that these relationships are maintained at a professional and appropriate level, and that they are subject to appropriate scrutiny and regular review. CAT strives to run its business ethically, and this is also clear in its expectations of its suppliers and advisors.

CAT’s SAB assists the Company in assessing research and development programmes and potential new technologies. Details are given on page 52.

Key development and manufacturing relationships are:

•	Lonza Biologics plc

•	Renschler GmbH

•	Aptuit Inc

Key corporate advisors are:

•	BMC Communications (media relations, US)

•	Deloitte & Touche LLP (audit and related services)

•	Ernst and Young LLP (tax)

•	JPMorgan Cazenove Limited (corporate broking)

•	Schroders plc (cash management)

•	Trout Group LLC (investor relations, US)

•	Weber Shandwick Square Mile (financial media and analyst relations, UK)

In addition, CAT regularly seeks counsel from a number of legal firms in the UK and US.

What are the risks?

•	If CAT is not able to procure manufacturing of its products and product candidates on acceptable terms (including where necessary securing relevant intellectual property rights), its clinical trials may be delayed and it may be unable to provide products on a cost effective basis.

•	CAT endeavours to have in place long term supply agreements to secure manufacturing capacity.

•	CAT strives to build relationships with partners who have manufacturing capacity.

•	CAT endeavours to actively file patents and monitor the Intellectual Property environment.

LINKS WITH THE WIDER COMMUNITY (CORPORATE AND SOCIAL RESPONSIBILITY)

Approach to Corporate and Social Responsibility

Corporate and Social Responsibility (C&SR) embraces a commitment to minimise the impact of the business on the environment, to engage in ethical business practices and to ensure that the fundamental value and integrity of the human person is acknowledged in all of CAT’s activities. The Board recognises the desirability of developing and maintaining a culture of continuous improvement in C&SR issues. The Company’s system of setting goals in areas important to its development can and will incorporate C&SR issues.

External stakeholder communication

CAT has a dedicated in-house corporate communications team responsible for ensuring the timely, consistent and comprehensive dissemination of information to the Company’s various stakeholders. This team is headed by Rowena Gardner, Director of Corporate Communications, with accountability to the Board via John Aston, Chief Financial Officer.

The corporate communications team also serves as a first point of contact for stakeholders wishing to contact the Company. CAT has procedures to ensure that price sensitive information is not released until such time as it is made available to all shareholders. In addition, the Company has developed a website and applies web-based technology, such as electronic proxy voting and webcasting. The website can be found at: www.cambridgeantibody.com

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005 | 29

OPERATING AND FINANCIAL REVIEW

The Board receives regular reports detailing any opinions or views articulated by the stakeholder community. When considered appropriate, efforts are made by members of the Board to enter into constructive dialogue with stakeholders and to take into account any areas of concern when making decisions. In particular, the Chief Executive Officer and Chief Financial Officer meet regularly with financial analysts and major shareholders in order to explain the Group’s business, understand their expectations and/or to discuss any areas of concern. During the year, the Chairman of the Board and the Chairman of the Remuneration Committee met with certain shareholders and the feedback from these meetings was reported to the Board. Shareholders are encouraged to attend the Group’s Annual General Meeting where presentations are given relating to the Group’s business and strategy and where there is an opportunity to put questions to the Board and to meet with individual Directors.

Community support

CAT endeavours to support the wider community in which it operates, offering a number of places to industrial placement students and providing open days for students considering careers in science or business. During the year the Company made charitable donations of £nil (2004: £10,300). The senior manager with responsibility for charitable donations is Rowena Gardner, Director of Corporate Communications. The Board member with responsibility for community support is the Chief Executive Officer, Peter Chambré.

Political donations

CAT did not support, or make any donations to, political parties in the year (2004: nil).

Compliance with the BioIndustry Association (BIA) Code of Best Practice

The BIA, of which CAT is a member, adopted a code of best practice on 20 October 1999 (the BIA Code). The BIA Code includes principles and provisions relating to corporate governance matters, access to external advice, confidentiality, dealings in a company’s shares and standards of public announcements. Throughout the financial year CAT has complied with the relevant provisions of the BIA Code.

APPROACH TO THE ENVIRONMENT

CAT is committed to playing its part in protecting the environment, for the benefit of its employees and the public at large. In particular, care has been taken to ensure that the design of CAT’s facilities reflects best practice in terms of building design and functionality wherever possible.

A number of operational goals, measures and targets have been established, some of which relate to reducing water and electricity consumption and some of which are designed to foster a greater awareness by staff of practical measures which can be taken to reduce environmental impact. CAT has an established environmental policy and applies this to all aspects of its operations. The senior manager with responsibility for these issues is Jon Green, Vice President of Operations, with accountability to the Board via the Chief Financial Officer, John Aston.

30 | CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005

FINANCIAL REVIEW

OUTSTANDING VALUE FOR SHAREHOLDERS

INCREASE EFFICIENCY, MAINTAIN EFFECTIVENESS AND INTEGRITY OF BUSINESS OPERATIONS

OVERVIEW

The majority of CAT’s revenue is generated from royalties received from Abbott, on sales of HUMIRA, and from licence fees. Going forward, it is expected that the primary source of revenue in the short to medium term will be royalties from sales of products by collaborators and licensees. In the past, a significant part of CAT’s revenue has been generated from contract research fees whereby CAT has provided research and development services to certain corporate collaborators. This business stream has become less material over time, as CAT transforms from a technology company to a product company.

About a quarter of CAT’s operating costs are external development expenses, reflecting the significant rise in spend on clinical trial activity over the last few years. Due to the nature of CAT’s business, its staff are a key resource and staff and staff-related expenditure continues therefore to represent approximately a third of operating costs.

As at 30 September 2005, CAT had net cash and liquid resources of £175.6 million. CAT has procured cash funding through revenue streams and equity financings, either with institutional investors or with corporate partners in conjunction with business collaborations.

KEY PERFORMANCE INDICATOR: CASH AND LIQUID RESOURCES

WHAT IT DEMONSTRATES	CAT’s ability to fund the future development of its business and to deliver value to shareholders

STATUS AT 30 SEPTEMBER 2004	£93.7 million

CHANGE DURING THE YEAR	• Net cash inflow before financing: £6.2 million

• Cash raised from financing: £75.7 million

STATUS AT 30 SEPTEMBER 2005	£175.6 million

TARGET FOR COMING YEAR	Cash Spend* of the order of £20 million (plus one-off net outflow of £15.3 million in connection with the Abbott settlement)

Source of data: CAT internal data.

*	Cash Spend represents (under IFRS) net cash used in operating activities plus capital expenditure.

CAT is still a relatively young company in an industry where the material returns on investment are generated over the longer term. One of the key challenges facing CAT is the need to balance its expenditure against available resource, while still investing sufficient funds into product development that, if successful, will generate significant future income.

KEY PERFORMANCE INDICATOR: SHARE PRICE

WHAT IT DEMONSTRATES	Value for shareholders

SHARE PRICE AT 30 SEPTEMBER 2004	£6.24

PERFORMANCE DURING THE YEAR	During the year, the CAT shareprice outperformed the TechMARK Mediscience index by 4%, outperformed the NASDAQ Biotechnology Index by 9%, but underperformed the FTSE Allshare Index by 6%.

SHARE PRICE AT 30 SEPTEMBER 2005	£7.44

TARGET FOR COMING YEAR	CAT will continue to monitor its share price performance against the indices listed above.

Source of data: LSE/NASDAQ/FTSE.

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005 | 31

OPERATING AND FINANCIAL REVIEW

The following review is based on the Group’s consolidated financial statements which are prepared under UK Generally Accepted Accounting Principles (GAAP). A summary of the significant differences between UK and US GAAP is given at the end of this review and more detailed information is provided in note 28 of the financial statements.

RESULTS OF OPERATIONS

YEARS ENDED 30 SEPTEMBER 2005, 2004 AND 2003

The following information is extracted from the UK GAAP financial statements.

The following table details the components of the Group’s profit and loss account for the years ended 30 September 2005, 2004 and 2003.

				Variance
				2005/2004		2004/2003
	2005 £m	2004 £m	2003 £m	£m	%	£m	%
Turnover	194.0	15.9	8.7	178.1	1,118	7.2	83
Direct costs	(155.3)	(3.0)	(0.7)	(152.3)	(5,035)	(2.3)	(329)

Gross profit	38.7	12.9	8.0	25.8	200	4.9	61
Operating expenses	(48.0)	(55.1)	(54.2)	7.1	13	(0.9)	(2)

Operating loss	(9.3)	(42.2)	(46.2)	32.9	78	4.0	9
Profit on sale of fixed asset investments	1.5	—	—	1.5	100	—	—
Finance income (net)	7.3	4.1	4.4	3.2	76	(0.3)	(7)

Loss on ordinary activities before taxation	(0.5)	(38.1)	(41.8)	37.6	99	3.7	9

Taxation on loss on ordinary activities	(1.1)	—	2.6	(1.1)	(100)	(2.6)	(100)

Loss for the financial year	(1.6)	(38.1)	(39.2)	36.5	96	1.1	3

Revenues

Revenues consist of the following for the three years ended 30 September 2005, 2004 and 2003:

				Variance
	2005 £m	2004 £m	2003 £m	2005/2004 £m	2004/2003 £m
Royalties	185.2	6.3	—	178.9	6.3
Licence fees	5.2	4.6	2.6	0.6	2.0
Technical milestones	1.1	1.6	0.2	(0.5)	1.4
Clinical milestones	1.1	1.1	1.8	—	(0.7)
Contract research fees	0.4	1.8	3.9	(1.4)	(2.1)
Other	1.0	0.5	0.2	0.5	0.3

Total	194.0	15.9	8.7	178.1	7.2

32 | CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005

Royalties Royalty income is generated by sales of products which use the Group’s proprietary technology. Royalty revenues are recognised once the amounts due can be reliably estimated based on the sale of the underlying products and collectibility is assured. Where there is insufficient historical data on sales and returns to fulfil these requirements, for example in the case of a new product, the royalty revenue will not be recognised until the Group can reliably estimate the underlying sales. This may be considerably later than when the payment is received if subsequent adjustments for product returns are possible under the terms of the relevant contract. In situations where there is adequate historical information on sales figures, royalties are recorded based on the reports received from the licensee or based on estimated sales if the information has not been received.

In November 2003, CAT announced that it had commenced legal proceedings against Abbott in the High Court in London regarding the royalty rate payable on sales of HUMIRA under a licence agreement between the parties. In October 2005, CAT announced it had reached an agreement with Abbott regarding royalties payable to CAT under this licence agreement.

•	Abbott will pay CAT royalties at 2.688% on sales of HUMIRA from 1 January 2005. CAT will retain all of these royalties.

•	CAT will retain all royalties received from Abbott in respect of sales of HUMIRA up to 31 December 2004, net of approximately £7.6 million which will be paid to its licensors, the MRC, the Scripps Institute and Stratagene.

•	Abbott paid CAT the sum of US$255 million, which CAT paid to its licensors in lieu of their entitlement to royalties arising on sales of HUMIRA from 1 January 2005 onwards. This was both received from Abbott and paid to CAT’s licensors in October 2005.

•	CAT refunded to Abbott approximately £9.2 million for royalties paid in respect of sales of HUMIRA from 1 January 2005 through to 30 June 2005.

•	Abbott will pay CAT five annual payments of US$9.375 million commencing January 2006, contingent on the continued sale of HUMIRA. From each of these payments, CAT will pay US$2 million to its licensors.

The settlement was an extension of the litigation and has therefore been accounted for as an adjusting post balance sheet event, that is, as though it had occurred as at 30 September 2005. The settlement accounts for the significant increase in royalties in 2005 as compared to 2004.

Prior to settlement being reached, the royalty arrears received from Abbott in January 2005, pursuant to the High Court Judgement, and the royalties received in March 2005 in excess of 2% argued by Abbott, were not recognised as revenue. These receipts were held in other creditors on the balance sheet pending resolution of the appeal. These amounts have been released to revenue in CAT’s results for the full year as a result of the settlement. Of the royalty payment received from Abbott in September 2005 (in respect of sales of HUMIRA for the six months to 30 June 2005), £9.2 million due back to Abbott has been recognised in other creditors. The remainder, equating to 2.688% of sales, has been recognised as revenue.

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005 | 33

OPERATING AND FINANCIAL REVIEW

Royalty income for 2005 comprises the following, all in respect of HUMIRA:

	2005 Excluding Settlement with Abbott £’000	2005 Settlement with Abbott £’000	2005 Total £’000
Royalties
Sales: six months to 31 December 2004 – at 2%, adjusted to 5-6%	5,167	8,114	13,281
Sales: six months to 30 June 2005 – at 2%, adjusted to 2.688%	6,529	2,346	8,875
Accrued royalty on sales three months to 30 September 2005 – at 2%, adjusted to 2.688%	4,041	1,390	5,431
Release of back dated royalties for sales to 30 June 2004 – excess of 5-6% over 2%	—	12,934	12,934
Royalty buy out (due to CAT’s licensors)	—	144,722	144,722

Total	15,737	169,506	185,243

As reflected above, royalties due on sales of HUMIRA have been accounted for on an accruals basis for the first time, resulting in an accrual of income for the final quarter of the 2005 financial year. This means that the results of 2005 reflect five quarters of royalty income.

Royalties recognised during the 2004 financial year relate to HUMIRA. Abbott announced that it had received US FDA approval to market HUMIRA in the US in December 2002 and that it had received approval to market HUMIRA in the EU during September 2003. Sales of HUMIRA commenced in January 2003. The three royalty payments received during the 2004 financial year, and recognised as revenue, represent Abbott’s calculation of the 2% royalties due on HUMIRA sales in the period from January 2003 to 30 June 2004.

Licence fees Licence fees are typically one off up front payments. Under CAT’s revenue recognition policy licence fees are deferred and are typically recognised over the period of the licence term. Agreements entered into between 1 October 2002 and 30 September 2005 include the following:

•	Library licence granted to Merck in October 2002.

•	Agreement signed with MorphoSys in December 2002.

•	Grant of five exclusive product licences during 2002 (three to HGSI, one to Amgen and one to Wyeth Research).

•	Library licence granted to Wyeth in February 2004.

•	Library licence granted to Genzyme in April 2004.

•	Grant of six product licences during 2004 (four to Dyax and two to Amgen).

•	Library licence granted to NovImmune in December 2004.

•	Patent licence granted to BioInvent in June 2005.

•	Patent licence granted to Symphogen in July 2005.

Licence fees increased between 2003 and 2004, primarily as a result of a full year’s revenue being recognised under the Chugai library licence (granted in September 2002) for the first time during 2004, as well as revenue being recognised under the new licences granted to Wyeth and Genzyme. A full year’s revenue was recognised under the Genzyme library licence for the first time during 2005 which, with the new licence granted to NovImmune, accounts for the majority of the increase between 2005 and 2004.

34 | CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005

Milestones Under certain research and development agreements the Group receives milestone payments when certain defined technical criteria are met. Similarly the Group receives clinical development milestone payments when a licensee or corporate partner achieves key stages in clinical trials of a product derived using the Group’s proprietary technology. The following significant milestones were received:

Year ended 30 September 2003:

•	Clinical milestone payment received from Abbott following product licence approval of HUMIRA in Switzerland.

•	Clinical milestone payments from HGSI on initiation of Phase I trials for ABthrax and HGS-ETR2.

•	Technical milestone payments from Pfizer.

Year ended 30 September 2004:

•	A milestone payment was received from Wyeth Research with the initiation of a Phase I clinical trial for MYO-029. 50% of the value of this royalty payment is creditable against any future royalties payable by Wyeth Research and therefore, only half the value has been recognised as revenue in the year.

•	A clinical milestone payment was received from Abbott during the 2003 financial year following US FDA approval of HUMIRA. The milestone was not recognised as revenue during the 2003 financial year as it is creditable against the royalties receivable from Abbott. Three fifths of this milestone were released as revenue during the 2004 financial year.

•	A technical milestone payment was received from Amgen.

Year ended 30 September 2005:

•	A technical milestone payment was received from Amgen.

•	The final two fifths of the HUMIRA clinical milestone payment noted above were released in 2005.

•	Two clinical milestones were received from Dyax.

Unless otherwise stated, the above milestone receipts have been recognised in full as revenue under the Group’s accounting policy.

Contract research fees The Group has provided research and development services to certain corporate collaborators, usually in the form of a defined number of the Group’s staff working with the collaborator to identify and optimise drug candidates to be licensed by the collaborator. Contract research fees were generated from ongoing collaboration agreements with the customers shown in the chart below.

The decrease in revenues since 2003 reflects CAT’s strategy to focus on higher value programmes with a consequent declining level of activity in this area.

Other revenues CAT receives a percentage of certain revenues generated by MorphoSys under the terms of the Agreement signed in December 2002 and a percentage of certain revenues generated by Dyax under the terms of a licensing agreement. The majority of the increase in Other revenues, both between 2003 and 2004 and between 2004 and 2005, arose as a result of an increase in such revenues received from MorphoSys and Dyax.

Direct costs

CAT’s direct costs are typically payments made to third parties as a proportion of certain CAT revenues. The majority of direct costs for the 2005 and 2004 financial years comprised royalties payable to the Medical Research Council (MRC) and other licensors, primarily arising from the payments received from Abbott regarding sales of HUMIRA. The amounts due to CAT’s licensors on royalties received from Abbott regarding sales of HUMIRA were dependant on the outcome of the legal proceedings between CAT and Abbott. Prior to the resolution of the litigation proceedings with Abbott, royalties due to CAT’s licensors were provided for at the mid-point of the expected possible outcomes. Subsequent to the settlement agreement reached with Abbott, final amounts due to CAT’s licensors have been agreed between the parties and provided for in CAT’s full year results for 2005, resulting in the adjustments shown overleaf. As part of the settlement agreement reached with Abbott, Abbott paid CAT US$255 million, which CAT paid to its licensors in lieu of their entitlement to royalties arising on sales of HUMIRA from 1 January 2005 onwards. This one off payment due to CAT’s licensors has been recorded in direct costs in 2005 and accounts for the significant increase in direct costs between 2004 and 2005.

Contract research fees

Year ended 30 September 2005	Year ended 30 September 2004	Year ended 30 September 2003
Merck	Merck	Merck
—	Amgen	—
—	Pfizer	Pfizer
—	Wyeth Research	Wyeth Research
—	—	HGSI

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005 | 35

OPERATING AND FINANCIAL REVIEW

	2005 Excluding Settlement with Abbott £’000	2005 Settlement with Abbott £’000	2005 Total £’000
Direct costs
On royalty in respect of sales six months to 31 December 2004 – at 0.75%	2,035	—	2,035
On royalty in respect of sales six months to 30 June 2005 – 0.75% adjusted to 0%	2,560	(2,560)	—
On accrued royalty in respect of sales three months to 30 September 2005 – at 0.75% adjusted to 0%	1,515	(1,515)	—
Payments on account made to the MRC on sales of HUMIRA to 31 December 2004	—	2,302	2,302
Payments made to licensors pursuant to settlement (October 2005)	—	7,606	7,606
Excess of amounts accrued (0.75%) over amounts paid to licensors (0.5%) (prior to payments on account referred to above)	—	(1,584)	(1,584)
Royalty buy out	—	144,722	144,722
Other (non HUMIRA)	144	—	144

Total	6,254	148,971	155,225

In the 2004 financial year, direct costs included an amount payable to the MRC and in the 2003 financial year included an amount payable to The Scripps Research Institute and Stratagene, all arising following CAT’s settlement of all pending litigation with MorphoSys. Direct costs for the 2003 and 2004 financial years included agency fees incurred in obtaining new contracts.

36 | CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005

Operating expenses

Operating expenses consist of the following for the three years ended 30 September 2005, 2004 and 2003:

				Variance
	2005 £m	2004 £m	2003 £m	2005/2004 £m	2004/2003 £m
Research and development	(39.2)	(44.1)	(45.0)	4.9	0.9
General and administrative	(8.8)	(11.0)	(9.2)	2.2	(1.8)

Total	(48.0)	(55.1)	(54.2)	7.1	(0.9)

Research and development expenses
				Variance
	2005 £m	2004 £m	2003 £m	2005/2004 £m	2004/2003 £m
External development expenses	(11.5)	(18.5)	(15.2)	7.0	(3.3)
Staff costs and laboratory consumables(i)	(15.5)	(15.1)	(16.5)	(0.4)	1.4
Infrastructure and depreciation	(8.0)	(6.5)	(6.9)	(1.5)	0.4
Other	(4.2)	(4.0)	(6.4)	(0.2)	2.4

Total	(39.2)	(44.1)	(45.0)	4.9	0.9

Average staff numbers	210	231	249	(21)	(18)

(i)	Staff costs include training costs, employee benefits, the charge for the cost of shares to be allocated under employee share schemes and the profit and loss charge reflecting the intrinsic value of any options granted at less than market value.

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005 | 37

OPERATING AND FINANCIAL REVIEW

External development expenses(ii):

				Variance
	2005 £m	2004 £m	2003 £m	2005/2004 £m	2004/2003 £m	Total costs to date £m
Trabio	(4.2)	(11.1)	(9.0)	6.9	(2.1)	30.5
CAT-192/GC-1008	(3.9)	(3.4)	(3.7)	(0.5)	0.3	14.2
AstraZeneca	1.1	—	—	1.1	—	1.1
CAM-3001	0.5	—	—	0.5	—	0.5
Other(iii)	(5.0)	(4.0)	(2.5)	(1.0)	(1.5)

Total	(11.5)	(18.5)	(15.2)	7.0	(3.3)

(ii)	ABT-874, LymphoStat-B, HGS-ETR1, HGS-ETR2, ABthrax, MYO-029, IMC-11F8, IMC-1121B, BI-201, Sym001 and MT201 are being developed by third party licensees of CAT and therefore CAT does not bear any costs associated with the research and development of such products.

(iii)	Other external development expenses include expenses for CAT-213, CAT-354 and expenses that are not allocated to any particular product candidate (due to the early stage of development or nature of spend) and therefore CAT is unable to calculate total programme costs to date for this category.

The decrease in external development costs between 2004 and 2005 is due to lower spend on the Trabio programme. In March 2005, CAT terminated further development of Trabio as a potential treatment for improving the outcome of glaucoma surgery. The increase in external development costs between 2003 and 2004 reflected a significant rise in spend on clinical trials on CAT-funded programmes, particularly Trabio and CAT-354.

Under the terms of the collaboration with Genzyme, as of 1 October 2005, CAT expects to fund the alliance with a further US$25 million over the course of fiscal years 2006, 2007 and part of 2008, though the timing of such funding may vary depending on the progress of product development under the collaboration. CAT and Genzyme have yet to determine the level of funding beyond that point.

In November 2004, CAT signed a major strategic alliance with AstraZeneca for the joint discovery and development of human monoclonal antibody therapeutics. The research funding is expected to be a minimum of US$175 million that AstraZeneca and CAT will commit on a 50:50 basis.The total for 2005, as shown above, reflects the reimbursement due back from AstraZeneca so as to reapportion total alliance costs on a 50:50 basis. Due to the early stage of development the alliance costs have not been split by programme.

CAT and Zenyth are co-developing human antibody antagonists to the GM-CSF receptor for potential therapeutic use in inflammatory diseases. The development costs are split on a 50:50 basis; the balance for 2005 reflects the contribution received from Zenyth to bring CAT’s contribution back to 50%.

Staff costs remained constant between 2004 and 2005 (reflecting some relocation of staff from research to general and administration), consumable costs increased with the high levels of activity on the AstraZeneca programmes.

The fall in staff costs between 2003 and 2004 relates to a decline in staff numbers, with the termination of the antibody microarray project in 2003, and also reflects some reallocations of staff between departments.

38 | CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005

Actual staff costs are not allocated to particular product candidates. Instead, a standard pre-determined full time equivalent rate which includes appropriate overhead costs, is used for internal project reporting. Full time equivalents charged to particular product candidates were as follows:

Full time equivalents charged to named programmes:

				Variance
	2005 Number	2004 Number	2003 Number	2005/2004 Number	2004/2003 Number
Trabio	5.9	21.4	24.4	(15.5)	(3.0)
CAT-192/GC-1008	8.1	13.4	14.9	(5.3)	(1.5)
AstraZeneca	33.0	—	—	33.0	—
CAM-3001	12.4	3.8	7.3	8.6	(3.5)
Licensed products(iv)	—	—	3.8	—	(3.8)
Other (v)	40.1	37.2	40.0	2.9	(2.8)

(iv)	Assigned to ABT-874, LymphoStat-B, HGS-ETR1, HGS-ETR2, ABthrax and MYO-029. These programmes are now being developed by third party licensees of CAT and therefore CAT no longer assigns any full time equivalents to work on such product candidates.

(v)	Other includes full time equivalents assigned to CAT-213, CAT-354, product collaborations with Elan and Amgen and other CAT-funded product development activities.

At present, most of CAT’s product candidates are at relatively early stages of development and there is considerable uncertainty in predicting future research and development costs as well as the timing of various stages of development associated therewith.

Infrastructure and depreciation expenses decreased between 2003 and 2004 with the completion of the fit out of the Milstein Building, in early 2003. The increase between 2004 and 2005 is due to the impairment provision of £2.9 million made in 2005 against an intangible asset.

Other research and development expenditures in 2003 included the one-off cost of the cross-licensing arrangement with Xoma for antibody related technologies, entered into during December 2002.

Neither infrastructure and depreciation expenses nor other research and development expenditures are allocated to particular product candidates.

General and administration expenses

				Variance
	2005 £m	2004 £m	2003 £m	2005/2004 £m	2004/2003 £m
Staff costs(i)	(4.9)	(3.8)	(3.1)	(1.1)	(0.7)
Litigation	0.7	(2.5)	(0.9)	3.2	(1.6)
Exceptional costs	—	—	(0.6)	—	0.6
Foreign exchange	0.4	(1.1)	(0.8)	1.5	(0.3)
Other	(5.0)	(3.6)	(3.8)	(1.4)	0.2

Total	(8.8)	(11.0)	(9.2)	2.2	(1.8)

Average staff numbers	74	52	47	22	5

(i)	Staff costs include training costs, employee benefits, the charge for the cost of shares to be allocated under employee share schemes and the profit and loss charge reflecting the intrinsic value of any options granted at less than market value.

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005 | 39

OPERATING AND FINANCIAL REVIEW

The increase in staff costs year on year reflects the reallocations of staff from research, and between 2003 and 2004 some increase in staff numbers.

Litigation expenses of £3.9 million were incurred during 2005 prior to recovery of costs from Abbott. The increase year on year in litigation expenses is due to the legal proceedings commenced by CAT against Abbott in the High Court in London. CAT received £2.85 million towards its legal costs from Abbott in January 2005, pursuant to the High Court Judgment. In October 2005, CAT received an additional £1.73 million towards its legal costs. Following resolution of the litigation process, the total received from Abbott, of £4.6 million, has been credited against litigation within general and administration expenses in CAT’s full year results for 2005. Under the terms of its accounting policy, CAT has not accrued in 2005 for any legal costs incurred in relation to the litigation process with Abbott that arose subsequent to 30 September 2005.

Exceptional costs for 2003 relate to the offer made for OGS. This comprised costs incurred of £1.7 million offset by a break fee of £1.1 million received from OGS.

The foreign exchange costs in all three years relate primarily to the non-cash charge, credit in 2005, arising from the conversion from US Dollars to Sterling of CAT’s trading balances with its US subsidiary, Aptein Inc. This accounting charge increased between 2003 and 2004 due to the depreciation of the US Dollar compared to Sterling, and decreased between 2004 and 2005 due to the appreciation of the US Dollar compared to Sterling.

Finance income

Interest income increased between 2004 and 2005 due to the increase in CAT’s cash and liquid resources during the period (2005: £175.6 million; 2004: £93.7 million) as a result of the £75 million subscription monies received from AstraZeneca in December 2004, and the receipt of backdated royalties received from Abbott in January 2005. Interest income fell between 2003 and 2004 as average balances of cash and liquid resources decreased during the period (2004: £93.7 million; 2003: £107.8 million) as cash was consumed by operating activities.

Taxation

CAT has accounted for significant revenues in the 2005 financial year arising from the settlement reached with Abbott. As a result, CAT Limited has insufficient current year taxable losses to be offset against the taxable profit generated in CAT Group plc. Therefore, a tax charge of £1.0 million has arisen in the 2005 financial year. If CAT Limited makes a trading loss in the 2006 financial year, then a significant proportion of this tax charge is potentially recoverable.

The Group submitted one claim in the 2003 financial year under the research and development tax credit scheme for Small and Medium sized Enterprises in the UK. The Group chose to surrender tax losses created through qualifying research and development expenditure in exchange for a cash refund. A claim of £3.1 million was made for the 2002 financial year. The Group no longer qualifies as a Small and Medium Sized Enterprise and hence no further claims for cash refunds under this scheme can be made. Tax of £0.6 million and £0.1 million was withheld on the licence payments received from Chugai during the 2003 and 2004 financial years respectively.

Liquidity and capital resources

Since formation, the Group has incurred trading losses and expects to incur additional losses for a number of future years as a result of costs incurred in performing research and development and from general and administrative costs associated with CAT’s operations.

CAT’s future liquidity and capital requirements will depend on many factors, including:

•	Continued progress in research and development programs conducted by CAT alone, CAT with its collaborators and by CAT’s corporate partners affecting costs incurred and the realisation of incomes.

•	The scope and results of preclinical testing and clinical trials.

•	The retention of existing, and establishment of further, collaborative arrangements.

•	The time and expense involved in obtaining regulatory approvals.

•	Competing technological and market developments.

•	Investment in, or acquisition of, other companies.

•	Purchase of intellectual property.

•	Other factors not within CAT’s control.

In addition, CAT may be required to expend substantial funds if unforeseen difficulties arise in the course of completing required additional development of product candidates or other aspects of its business.

40 | CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005

As at 30 September 2005, CAT had cash and liquid resources of approximately £175.6 million. CAT has invested funds that are surplus to its current requirements in highly liquid short term securities managed on a discretionary basis by a third party. The principal purpose of CAT’s liquid resources is for future funding and hence their safeguarding is considered to be a greater priority than the return made on the investments. This is reflected in the criteria within the mandate under which the fund manager operates. As the majority of CAT’s funds are placed in short term investments and investments are generally held to maturity, realisation of losses from interest rate movements is unlikely. Declines in interest rates over time would, however, reduce CAT’s interest income.

Since formation, CAT has financed its operations primarily through:

•	The initial public offering of ordinary shares in 1997.

•	An ordinary share offering in April 2000.

•	Subscriptions for ordinary shares in connection with strategic collaborations by corporate partners.

•	Revenue from collaborative arrangements.

•	Private placements of its ordinary shares prior to its initial public offering.

Taking into account existing facilities, cash balances and investments in liquid resources, CAT believes that the working capital available to CAT is sufficient for its requirements for at least the next 12 months. However, CAT may need additional financing in the future. It may seek to raise additional funds through public or private financing, collaborative relationships or other arrangements. CAT cannot assure investors that such additional funding, if needed, will be available on terms acceptable to CAT, or at all. Furthermore, any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants. Collaborative arrangements may require CAT to relinquish its rights to certain of its technologies, products or marketing territories. CAT’s failure to raise capital when needed may have a material and adverse effect on its business, financial condition and results of operations.

Historical cash flows

	2005 £m	2004 £m	2003 £m	Variance
				2005/2004 £m	2004/2003 £m
Net cash outflow from operating activities	(0.1)	(31.1)	(35.8)	31.0	4.7
Returns on investments and servicing of finance	6.2	4.2	5.1	2.0	(0.9)
Taxation	—	(0.1)	5.2	0.1	(5.3)
Capital expenditure and financial investment	0.1	(1.0)	(8.1)	1.1	7.1
Management of liquid resources	(63.5)	15.4	18.8	(78.9)	(3.4)
Financing	75.6	13.9	11.7	61.7	2.2

Increase/(decrease) in cash	18.3	1.3	(3.1)	17.0	4.4

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005 | 41

OPERATING AND FINANCIAL REVIEW

CAT stated in November 2004 that it expected net cash outflow for 2005 before financing to be of the order of £32 million. In May 2005, CAT stated that, pursuant to the payments received from Abbott as a result of the High Court judgement in CAT’s favour, this would now equate to a net cash inflow before financing of the order of £2 million for 2005. The actual result of £6.2 million net cash inflow before financing reflects lower levels of expenditure than anticipated, most notably in external development, plus a favourable effect from currency rate movement.

Operating activities The Group’s net cash used by operating activities has principally resulted from operating losses, offset by depreciation, amortisation and other non-cash movements. In all three years, operating losses were also offset by increases in creditors. In 2003 and 2004 this was primarily due to the increase in deferred income resulting from new licence agreements. In 2005, the significant increase in creditors arose from the Settlement Agreement reached with Abbott in October 2005. Creditors in 2005 included an amount of £9.2 million due back to Abbott under the terms of the Settlement Agreement, regarding the royalty payment for sales of HUMIRA in the six months to 30 June 2005. Creditors in 2005 also included amounts of £7.6 million due to CAT’s licensors regarding sales of HUMIRA to 31 December 2004. In October 2005, these amounts were paid to Abbott and the licensors respectively.

Investments and servicing of finance Interest income increased between 2004 and 2005 as a result of increased cash balances and liquid resources arising as a result of the AstraZeneca subscription monies and receipt of back-dated royalties from Abbott. Interest income fell between 2003 and 2004 as cash was consumed by operating activities. CAT established a finance leasing facility in 2003, under which equipment with a cost of £1.4 million has been financed. This is repayable over four years.

Taxation CAT received £5.7 million research and development tax credit during the 2003 financial year. The credit received in the 2003 financial year was based on the claim for the 2002 and 2001 financial years. CAT no longer qualifies for cash refunds under this scheme and hence no further tax credits were received during the 2004 and 2005 financial years.

Capital expenditure and financial investment CAT’s capital expenditures are primarily for laboratory equipment, laboratory facilities and related information technology equipment. CAT has also invested in office and administrative facilities. The fall in capital expenditure from 2003 to 2004 was due to lower spend on fixtures and fittings and laboratory equipment following the completion of the fit out of the Milstein Building early in 2003. There was an increase in capital expenditure from 2004 to 2005 as a result of increased spend on laboratory equipment. CAT sold some of its shares held in MorphoSys during 2005 resulting in a cash inflow of £2.1 million during the year, which offset the capital expenditure and resulted in a net cash inflow of £0.1 million in capital expenditure and financial investment.

Financing CAT’s net cash inflows from financing activities primarily resulted from the issue of ordinary shares. In the 2003 financial year Genzyme increased its equity stake in CAT through a subscription of £9.6 million for 1.8 million shares. This subscription for shares was the first of two tranches; the second tranche was a further 2.5 million shares with a value of £13.3 million, issued during the 2004 financial year following shareholder approval at the EGM held in October 2003. In the 2005 financial year, CAT received £75 million from AstraZeneca for 10,217,983 CAT shares. No dividends or shares were announced during the year.

Post balance sheet event In addition to the Settlement Agreement reached with Abbott, which has been accounted for as an adjusting post balance sheet event, the following post balance sheet event occurred, which has not been accounted for in results for the year ended 30 September 2005.

On 1 November 2005, CAT announced the acquisition of product candidates CAT-3888 (formally GCR-3888) and CAT-8015 (formally GCR-8015) from Genencor, a subsidiary of Dansico, based in Palo Alto, California. CAT has hired ten key former staff of Genencor who will continue to be responsible for the development of these programmes, and has therefore established a CAT operation (CAT Inc) in the US for the first time. This will be based in Palo Alto, California.

42 | CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005

The consideration for the acquisition is up to US$16 million, of which US$14 million was paid by CAT on closing, on 4 November 2005. Simultaneously Genencor subscribed US$14 million for 1,170,277 new CAT shares. CAT may be required to pay Genencor additional consideration of up to US$2 million payable in either cash or shares at CAT’s option, contingent on the availability for use in a clinical trial of bulk product material of CAT-8015 produced by Genencor.

FINANCIAL OUTLOOK FOR 2006

Further royalty income from Abbott in respect of HUMIRA is expected in the 2006 financial year. Royalties will be credited at the rate of 2.688% on HUMIRA sales from October 2005 to September 2006. Cash royalty receipts are in March and September, representing royalties for the preceding calendar half year. In addition, Abbott will make a payment of US$9.375 million in January 2006, US$2 million of which is payable to CAT’s licensors. Recurring revenues, representing release of deferred income from licensing arrangements entered into prior to 30 September 2005 are expected to be of the order of £5 million for 2006 (this is a non-cash item). Additional revenues may arise from technical and clinical milestone receipts and any further licensing arrangements.

External development costs are expected to show an increase over 2005, reflecting higher spend on the collaborative programme with Genzyme and on CAT-354, plus spending on CAT-3888 and CAT-8015.

The establishment of CAT Inc. will also give rise to additional costs in the period. Capital expenditure is also expected to be higher than in 2005.

The settlement with Abbott gave rise to a one-off net cash outflow of £15.3 million in the early part of this financial year. It is expected that CAT’s Spend* for 2006, assuming current exchange rates, will be of the order of £20 million plus the outflow of £15.3 million referred to above.

*	Cash Spend represents (under IFRS) net cash used in operating activities plus capital expenditure.

INTERNATIONAL ACCOUNTING STANDARDS

The Group will be required to adopt International Financial Reporting Standards and International Accounting Standards for the financial year ending 30 September 2006 onwards. A reconciled opening balance sheet for the year ended 30 September 2004, and an IFRS reconciliation of the Group’s results for the year ended 30 September 2005 are detailed on pages 100 to 108.

DIFFERENCES BETWEEN UK AND US GAAP

CAT’s consolidated financial statements are prepared in accordance with UK GAAP which differs in certain respects from US GAAP reporting requirements.

The principal differences relate to accounting for revenue recognition, third party royalties and stock compensation. More details as to the differences between UK and US GAAP are set out in Note 28 to the Consolidated Financial Statements.

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005 | 43

CORPORATE GOVERNANCE

THE COMBINED CODE

The Board is committed to the highest standards of corporate governance and is accountable to shareholders for the good governance of the affairs of the Group.

In accordance with the Listing Rules, CAT is required to comply with the FRC Code (the ‘Revised Combined Code’) and has done so throughout the financial year.

Set out below is a statement of how the principles of the revised Combined Code were applied. The statement of Directors’ responsibilities in preparing the accounts is set out on page 67 and the statement from the auditors on their reporting responsibilities is set out on page 66. The statement on going concern can be found on page 67.

THE BOARD OF DIRECTORS

“During the year the Board had a number of important debates about the future strategic focus of the Group. I have been particularly pleased by the way in which the Board conducted itself during these debates, working well as a team and offering important insights which have informed key decisions. It has been a particular pleasure to welcome two new Directors to the Board this year and I am confident that both Diane and John will each make a valuable contribution to the Board as it leads the organisation into yet another exciting phase in its development.”

Paul Nicholson

Chairman of the Board

The Board of Directors (the Board) currently consists of three Executive Directors and eight Non-Executive Directors each of whom the Board considers to be independent of management and free from any business or other relationship which could materially interfere with the exercise of independent judgment. Paul Nicholson served as the Chairman of the Board throughout the year. During the year John Brown joined the Board as a Non-Executive Director, David Glover resigned as an Executive Director and Diane Mellett was appointed as an Executive Director. Aaron Klug and Uwe Bicker will step down from the Board with effect from the Company’s Annual General Meeting in February 2006. The biographies of all the Directors and an overview of how their performance during the year was appraised is set out on pages 22 to 23 and 26 to 27.

The Board is responsible to CAT’s shareholders for providing entrepreneurial leadership within a framework of controls for managing risk and (inter alia) for:

•	Setting the Group’s strategy (scientific and commercial).

•	Maintaining the decision-making and policy framework in which this strategy is implemented.

•	Ensuring that the necessary financial and human resources are in place to meet strategic objectives.

•	Monitoring performance against key financial and non-financial indicators (including budgetary and working capital forecasts).

•	Overseeing the system of risk management.

•	Setting values and standards in governance matters.

•	Approving annual, interim and quarterly financial statements.

•	Considering and approving major projects or other commitments of resources and any substantial transactions.

Consistent with best practice, the Board has compiled a full list of those matters and decisions which can only be approved by the Board (the ‘Matters Reserved for the Board’). These include the approval of the annual operating plan, the setting of the Group’s strategic direction, the setting of the annual and long term goals which are necessary to achieve this strategy, the monitoring of internal controls and the approval of major capital expenditures. The Matters Reserved for the Board is regularly reviewed by the Board and can be obtained either by request from the Company Secretary or accessed via the Company’s website (www.cambridgeantibody.com). Those matters which have not expressly been reserved for the Board have been delegated to the Chief Executive Officer.

44 | CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005

The Board meets formally six times a year and there is frequent contact between meetings as is required to further the Group’s business. The Board may delegate defined responsibilities in relation to a certain project or decision to a specifically delegated Committee of the Board (as permitted under the Articles of Association of the Company). During the year, all of the Directors were present either in person or by telephone for all of the formal meetings of the Board with the exception of those individuals listed below:

Meeting date	Absent
4 February 2005	D Glover	*
31 March 2005	A Klug
13 May 2005	C Marshall

*	Resigned from the Board on 4 February 2005.

During the financial year ended 30 September 2005, six formal Board meetings were held at the Company’s offices at Granta Park near Cambridge. Since all of the Company’s operations were based near Cambridge throughout the year, this venue was considered to be appropriate to enable the Directors to form a reasonable overview of the Group’s current operations. At the time of the formal Board meetings there were a number of opportunities for Board members to interact with staff and to visit the facilities and working environments at the Company’s offices and laboratories. During the year, the Chairman addressed a meeting of all staff.

The roles of the Chairman and the Chief Executive Officer are, respectively, to run the Board and to take executive responsibility for running the Group’s business. Accordingly these offices are separate. As part of the business of each meeting of the Board, the Chief Executive Officer will typically submit a report to the Board describing activities in each of the key areas of the business and detailing progress against the goals which the Board has approved. In addition to this, the Board will receive accounting and other management information which enable it to form a view as to how both financial and non-financial resources are being utilised. As part of the Board’s ongoing development and to ensure the currency of skills across a number of areas, external speakers are routinely invited to attend that part of the Board meeting which is relevant to the expertise or experience they are able to offer. This enables Board members to understand from an external perspective issues such as the way in which the Company is viewed by the investment community, the business environment in which the Company operates and the key scientific or commercial issues which are faced by the business. These sessions also provide an opportunity for updating Board members on legal and accounting changes which impact on the Group.

The Non-Executive Directors including the Chairman routinely meet in the absence of the Executive Directors to consider matters of relevance to the running of the Board and the operation of the Company. The Non-Executive Directors also meet from time to time without the Chairman being present under the guidance of the Senior Independent Director to consider the performance of the Chairman.

Resources and appropriate training are made available to Directors to assist them in the discharge of these duties. On joining the Board, new Directors are provided with comprehensive documentation detailing their obligations and duties as Directors. New Directors will also typically attend facilitated one-to-one sessions with the Company’s external lawyers and where appropriate, other advisers. This induction programme is however tailored to the specific needs of each new Director, taking into account their skills and previous experiences. To enable them to fulfil their duties, all Directors receive regular reports on the current and prospective activities of the Group and all Directors have full and timely access to any other relevant information they may require, including, for example, through direct face-to-face contact, analyst or brokers’ briefings or from shareholders’ feedback. In reaching a decision the Board will typically weigh up the business benefits of a proposal, the extent to which it will advance the strategic objectives of the Group, any risks associated with the proposal and the likely impact of the proposal on any parties who will be affected by it. All Directors are encouraged to attend external training and/or to retain the currency of their skills by other means where this is considered appropriate and the Directors may, at the Group’s expense, seek independent legal advice on any matter relating to the discharge of their duties.

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CORPORATE GOVERNANCE

Board papers containing sufficient information to enable the Directors to form a balanced overview of any matters under discussion are prepared and distributed in advance of the meetings at which such matters are discussed. All major items of business are debated by the Board and, where a consensus cannot be reached, the matter under discussion is put either to the vote or deferred until a later time. During the year a new schedule of those items which should be considered by the Board at each meeting was approved. This does not preclude other items being added to the agenda but ensures that timely consideration is given to all areas which should be routinely considered as a matter of best practice or in order to align discussion at Board meetings with issues arising from the annual operating cycle of the business.

All Directors have direct access to the services and advice of the Company Secretary who is responsible for ensuring that relevant procedures, rules and regulations are complied with. The Company Secretary is also responsible, on behalf of the Chairman, for ensuring that all Board and Committee meetings are properly conducted, that the Directors receive appropriate information prior to meetings to enable them to make an effective contribution, and to ensure that any governance requirements are considered and implemented. The appointment and removal of the Company Secretary is determined by the Board as a whole.

The Board considers that John Stocker is independent. In considering the independence criteria set out in Code Provision A.3.1 of the Revised Combined Code the Board has noted that it is only ‘length of service’ and nothing else which might cause John’s independence to be questioned. It has also noted, in relation to length of service that, in the time that John Stocker has served as a Non-Executive Director, the constitution of the senior management team has changed significantly; of the eight most senior Executives who currently make up the Executive Group, only one has served for more than nine years in that role and only four have served for longer than four years in that role. The Board has also noted that one outcome of the Board Performance Evaluation (see pages 26 to 27) is the universally held view that John is considered to be someone who has consistently demonstrated an ‘independence of spirit’ by the way in which he has been willing to scrutinise proposals made by management thoroughly.

Åke Stavling is currently the Senior Independent Director, other than the Chairman, to whom any relevant concerns may be addressed. It is noted that certain commentators questioned his independence at the time that CAT entered into a major strategic alliance with AstraZeneca because Åke had previously served as a main Board Director at AstraZeneca. However, given that Åke resigned his directorship with AstraZenca over three years ago and has received no remuneration from either CAT or AstraZeneca in respect of the collaboration between the two companies, the Board believes that these concerns are without merit and is strongly of the view that Åke is independent.

When any Director is being considered for re-election the Board, on the recommendation of the Nominations Committee, will decide whether or not a recommendation should be made to shareholders to support a resolution for re-election. As part of this process, consideration will be given as to the future needs of CAT, any views which shareholders may have articulated in relation to the performance and contribution of the Director who is up for re-election, any recommendations from the Board Performance Evaluation and, in the case of the Executive Directors, recent performance appraisals. For Non-Executive Directors who have served on the Board for a number of years, the Board will also consider whether there are any issues which might materially influence their objectivity and independence or not. Where the Chairman is being considered for re-election, the Senior Independent Director will take responsibility for canvassing the views of the other Directors and for chairing that part of the Board meeting at which this issue is being discussed, in the absence of the Chairman.

46 | CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005

BOARD COMMITTEES

The remits and membership of all Board Committees is given in the text which follows in the tables below:

Committee name	Chairman
Audit Committee	Åke Stavling,
Senior Independent Director
Remuneration Committee	Peter Ringrose,
Independent Non-Executive Director
Nominations Committee	Paul Nicholson,
Chairman of the Board
Scientific Advisory Board	Peter Ringrose,
Independent Non-Executive Director

Name	Independent	Audit Committee	Remuneration Committee	Nominations Committee	Scientific Advisory Board

Paul Nicholson	×	×	×	Chairman	×

Åke Stavling(ii)	✓	Chairman	✓		×

Peter Ringrose	✓	×	Chairman(iii)	×	Chairman

Uwe Bicker(v)	✓	✓	✓	×	×

Aaron Klug(iv)	✓	×	×	×	✓

John Stocker(i)	✓	✓	×	×	×

Christopher Marshall	✓	×	✓	×	×

John Brown	✓	✓	✓(iii)	×	×

Peter Chambré	×	×	×	✓	×

(i)	The Board has determined that notwithstanding the period of time during which John Stocker has served as a Director he is independent.

(ii)	Åke Stavling is the Senior Independent Director.

(iii)	Peter Ringrose will step down as Chairman and member of the Remuneration Committee with effect from the Annual General Meeting in February 2006. John Brown will be appointed as Chairman of the Remuneration Committee with effect from the Annual General Meeting in February 2006.

(iv)	Aaron Klug will stand down from the Board with effect from the Annual General Meeting in February 2006.

(v)	Uwe Bicker will stand down from the Board and the Audit Committee with effect from the Annual General Meeting in February 2006.

The terms of references for each of the Audit, Remuneration and Nominations Committees are available from CAT’s website at www.cambridgeantibody.com and can also be obtained by request from the Company Secretary.

THE AUDIT COMMITTEE

“This has been a busy year for the Committee. The focus of the Committee’s activities continued to be scrutiny of the Group’s financial results, monitoring and evaluating of the framework of internal controls and the implementation of a Sarbanes Oxley s.404 compliance programme, but this year also included an assessment of the impact of International Accounting Standards and oversight of a new accounting and procurement system which it is hoped will be launched in December 2005.”

Åke Stavling

Chairman of the Audit Committee

The Audit Committee currently consists of four independent Non-Executive Directors, Åke Stavling (Chairman), Uwe Bicker, John Stocker and John Brown. Under its terms of reference, all Directors are entitled to attend any meetings of the Committee. The Committee meets as appropriate (but not less than four times a year) to (amongst other things):

•	Approve the appointment of external auditors and monitor the relationship with them including the nature and scope of the audit and any matters arising.

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005 | 47

CORPORATE GOVERNANCE

•	Review the Annual Report, the Interim Report and quarterly financial statements before submission to the Board, including consideration of the accounting policies adopted and any significant areas of judgment.

•	Recommend to the Board whether audited financial statements should be included in the Company’s statutory reports and Annual Report filed with the Securities Exchange Commission on Form 20-F.

•	Monitor compliance with statutory, Financial Services Authority and Securities Exchange Commission requirements for financial reporting.

•	Review disclosures made by the Company’s principal executive officer or officers and principal financial officer or officers regarding compliance with their certification obligations as required under the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder, including the Company’s disclosure controls and procedures and internal controls for financial reporting.

•	Monitor the system of internal control maintained by the Group to safeguard shareholders’ investments and the Group’s assets.

•	Approve and monitor a code of ethics applicable to senior management and a ‘whistleblowing’ policy designed to enable the anonymous reporting by staff of any suspected financial impropriety, fraud or wrongdoing.

The Committee has the power to call for information from management and to consult directly with the external auditors or other advisors as it considers appropriate.

During the year, the Audit Committee met eight times. All members of the Audit Committee were present for these meetings either in person or by telephone.

Membership of the Committee is reviewed by the Board on the recommendation of the Nominations Committee on an annual basis and in determining membership consideration is given to the range of knowledge and experience of each member, any specific legal or regulatory requirements relating to the determination of ‘financial expertise’ and in particular the facility of each member with accounting principles and financial matters.

The Board has determined that Åke Stavling is the Committee’s financial expert. This was in part because of the financial and management experience he is able to offer to the Audit Committee; such experience has included senior financial positions at Astra AB where he was Chief Financial Officer and at AstraZeneca plc where he was Director, Business Development. The Board continues to believe that Åke has a strong track record as Chairman of the Committee and has been able to offer pertinent insights which have contributed to the effectiveness of the Audit Committee.

In addition to the standing members of the Audit Committee and representatives from the external auditors, John Aston, Chief Financial Officer, Lizzie Dant,Vice President of Finance and Rowena Gardner, Director of Corporate Communications and Chairman of the Disclosure Committee, routinely attend and are invited to give presentations at meetings of the Audit Committee. Justin Hoskins, Company Secretary, served as Secretary to the Committee during the year. Also during the year representatives from Ernst & Young LLP gave a presentation to the Audit Committee and other members of the Board.

During the year the Audit Committee reviewed the quarterly financial statements of the Group, any significant areas of judgement in relation to the application of accounting treatments, the impact of international accounting standards, the work of the Business Risk Management Group (BRMG), the work of the Policy Group and the progress which is being made on the implementation of a Sarbanes Oxley section 404 compliance programme. The Audit Committee also considered the need for an internal audit function.

48 | CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005

Management accounts and reports on treasury performance were made available to the Audit Committee. Going forward, the Audit Committee will continue to consider these matters and in particular will continue to focus on the likely impact of legislative, accounting and best practice developments as they evolve in order that the Group can remain abreast of such developments and plan its resources accordingly.

Under its terms of reference, provision is made for the Audit Committee to meet at least once a year with the external auditors in the absence of the Group’s executive management. In practice however, the Audit Committee meets with the auditors in the absence of management at all meetings at which the Group’s financial statements are being considered.

In order to safeguard auditor independence and objectivity, the Audit Committee has established a policy of separating the provision of audit and assurance services (primarily audit, reporting accountant and attestation work) from non-assurance services (such as taxation and consulting work). The auditors may not be appointed to carry out any non-assurance services. This policy has been complied with throughout the year. A copy of this policy can be obtained on request from the Company Secretary. Decisions relating to the provision of assurance services, such as acting as a reporting accountant for the purposes of a class transaction, will be considered on a case by case basis by the Audit Committee and account will be taken of both the need for independence and the ability to provide services in a cost efficient and timely manner.

To assist the Audit Committee in the fulfilment of its role in evaluating the framework of internal controls, the BRMG, comprising senior managers from across the organisation, has been established which reports to both the Audit Committee and to the Executive Group. The BRMG has developed an approach to the assessment of risk which aligns with the Group’s operating cycle. This is detailed in the diagram below. The BRMG has the dual function of reporting on the effectiveness of the current system of internal controls as well as identifying areas where this process requires further refinement.

A Sarbanes Oxley Disclosure Committee has also been established which reports to the Audit Committee on the adequacy of the Group’s disclosure controls prior to the filing of the Annual Report on Form 20-F and the furnishing of quarterly financial statements on forms 6-K with the Securities Exchange Commission.

RISK MANAGEMENT PROCESS

[GRAPHIC]

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005 | 49

CORPORATE GOVERNANCE

THE REMUNERATION COMMITTEE

“During the year I had the opportunity to discuss with some of our shareholders and their representative bodies CAT’s approach to remuneration. I very much welcomed these opportunities and continue to believe in the value of constructive dialogue with stakeholders as a mechanism for ensuring that the Remuneration Committee remains abreast of stakeholder’s evolving attitudes toward the compensation of senior executives.”

Peter Ringrose

Chairman of the Remuneration Committee

The Remuneration Committee consists of five Non-Executive Directors, Peter Ringrose (Chairman), Åke Stavling, John Brown, Uwe Bicker and Christopher Marshall. Peter Ringrose will step down as Chairman and member of the Committee with effect from the Company’s Annual General Meeting in February 2006 and will be succeeded as Chairman of the Committee by John Brown. Under the terms of reference of the Committee, any Non-Executive Director is entitled to attend any meeting of the Committee although no Director is entitled to be present for or vote at any matter where their own remuneration is being considered.

Details of others who attended the Remuneration Committee meetings during the year and of the advisors to the Committee are given in the Remuneration Report on pages 58 to 65.

The Committee meets when required (as determined by its members) to, amongst other things:

•	Make recommendations to the Board on the framework of the Group’s executive remuneration in accordance with current best practice.

•	Determine the remuneration of the Chairman, the Group’s Executive Directors and other Executive Group members.

•	Maintain an overview of the policy in relation to the remuneration and conditions of service of other senior staff.

•	Determine policy and practice in relation to equity participation schemes.

During the year, the Remuneration Committee met six times. All Committee members were present at these meetings either in person or by telephone.

Membership of the Remuneration Committee is reviewed by the Nominations Committee and the Board on an annual basis and in so doing, consideration is given to the range of knowledge and experience of each member. The Board is strongly of the view that Peter Ringrose has provided excellent service as Chairman of the Remuneration Committee and believes that his successor, John Brown, will be able to contribute to the committee through his broad knowledge of the sector and his awareness of the importance of remuneration issues as the Company continues to develop.

With the exception of the Chairman, the remuneration of the Non-Executive Directors is determined by the Board as a whole. No Director votes on his own remuneration.

In addition to the routine items of business which the Remuneration Committee considers, for example making recommendations to the Board on the grant of options or share awards, the Committee also actively seeks to remain abreast of evolving legislation and best practice and the views of major shareholders and their representative bodies. This was addressed in part during the year via a report and presentation given by the Committee’s retained advisors, New Bridge Street Consultants, detailing recent developments in corporate governance and trends in the remuneration practices of comparator companies. It was also addressed via papers and reports prepared by management.

50 | CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005

THE NOMINATIONS COMMITTEE

“This year, the Committee made a recommendation for the appointment of two new Directors. Going forward, the Committee will continue its focus on seeking to ensure that the Board contains the right set of skills, experience and personalities to provide focused and clear leadership to the rest of the organisation.”

Paul Nicholson

Chairman of the Nominations Committee

The Nominations Committee assesses candidates of suitable knowledge, experience and calibre for consideration by the Board as potential Directors of the Company. However, candidates are considered by the full Board before appointment. The Committee also considers the need for succession planning at Board level and will make recommendations to the Board in relation to the reappointment of Directors who retire by rotation pursuant to the Company’s Articles of Association. In addition, the Committee makes recommendations to the Board relating to the membership of the Audit and Remuneration Committees.

The Committee consists of two Non-Executive Directors, Paul Nicholson (Chairman) and Åke Stavling, and the Chief Executive Officer, Peter Chambré. During the year Lynn Lester, Senior Vice President of Human Resources, assisted the Committee in relation to the search and selection process for John Brown and Justin Hoskins, Company Secretary, served as Secretary to the Committee.

During the year, there were two formal meetings of the Nominations Committee for which all members of the Committee were present either in person or by telephone. Amongst the issues discussed by the Committee during the year was the appointment of John Brown as a Non-Executive Director. Prior to beginning the search and selection process, the Committee took the view that it would be advantageous to have on the Board another Director with relevant experience in the biotechnology sector who was able to offer good scientific, commercial and financial skills. Having drawn up a complete list of criteria for an initial screening of potential candidates, the Board worked with an external search and selection agency to compile a shortlist of candidates.

The Nominations Committee also considered the appointment of Diane Mellett as an Executive Director. Because Diane had already served as Company Secretary, she was well known to Board members and it was felt that her insights as a lawyer and a senior member of the management team would be of value to the Board.

Recommendations relating to the re-appointment of Directors retiring in accordance with the Company’s Articles of Association and the supporting rationale are given in the Notice of Annual General Meeting.

In general terms, when considering candidates for appointment as Directors of the Company, the Nominations Committee will typically work with the Board to draft a detailed job specification and candidate profile. In drafting this, consideration will be given to the existing experience and knowledge of Board members as well as the strategic and business objectives of the Group. Once a detailed specification has been agreed with the Board, the Committee will then work with an appropriate external search and selection agency to identify candidates of the appropriate calibre and with whom an initial candidate shortlist can be agreed. Shortlisted candidates will then be invited to interview with members of the Committee and, if recommended by the Committee, will be invited to meet the entire Board before any decision is taken relating to the appointment.

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005 | 51

CORPORATE GOVERNANCE

THE SCIENTIFIC ADVISORY BOARD

“During the year, the Board set a specific strategic direction in which it committed to focus its scientific resources in defined therapeutic areas. The challenge for the Scientific Advisory Board has been ensuring that it supports and critically evaluates research and development activities in these areas and that it is able to access appropriate expertise and advice going forward.”

Peter Ringrose

Chairman of the Scientific Advisory Board

The role of the Scientific Advisory Board (SAB) is to assist the Group with the assessment of its existing research and development programmes and potential new technologies. It provides scientific guidance both to executive management and directly to the Board. The SAB has not been delegated decision-making powers by either the Board or any element of the Group’s management and exists purely as an advisory committee. During the year, there were several changes to the composition of the SAB and a list of the current members is given below. These changes were made in order to further reflect the Company’s determination to align its organisation to the areas of therapeutic focus in which it is working. By appointing individuals who have an in-depth expertise, both research-based and clinical, in areas of agreed therapeutic and technological focus, both the Board and management are able to access an extremely valuable resource which informs the nature and direction of their work. At an operational level, an increasing number of the Company’s discovery and development staff are interacting with the SAB.

The SAB meets four times a year and reports to the Board through its Chairman. Its members are as follows:

Peter Ringrose

MA PhD

Chairman of the Scientific Advisory Board, Non-Executive Director of CAT

Alex Duncan

MA PhD

Meetings Secretary, Senior Vice President Discovery, CAT

Professor John Forrester

FRSE FmedSci FRCOphth FRCSE FRCPE

Professor Markus Grütter

PhD

Director of the National Centre of Competence Research, University of Zurich, Switzerland

Professor Stephen Holgate

BSc MDDSc FRCP FRCPath FlBiol

FMedSci MRC

Clinical Professor of Immunopharmacology, University of Southampton, UK

Professor Sir Aaron Klug

OM FRS ScD HonFRCP HonFRCPath

Nobel Laureate (1982)

Non-Executive Director of CAT

Dr D Gwyn Morgan

BVSc PhD MRCVS

Consultant in Pathology and Toxicology

Professor Stephen O’Rahilly

FRS MD FRCP FRCPath FMedSci

Professor of Clinical Biochemistry and Medicine, University of Cambridge, UK

Professor Sir Keith Peters

FRCP FRS FRCPath PMedSci

Regius Professor of Physic, University of Cambridge, UK

Professor Ashok Venkitaraman

MA MB PhD FMedSci

The Ursula Zoellner Professor of Cancer Research, University of Cambridge, UK and Deputy Director, Medical Research Council Cancer Cell Unit, UK

Two Non-Executive Directors sit on the SAB, one of whom, Peter Ringrose, is the SAB’s Chairman. He is assisted in operational matters by Alex Duncan who serves as Meetings Secretary and who assists Peter in setting the agendas for meetings.

52 | CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005

THE DELEGATION OF AUTHORITY WITHIN THE ORGANISATION

Other than those matters expressly reserved for the Board and set out in the document Matters Reserved for the Board (see page 44) for further information), operational decision making and the implementation of strategy is delegated to the Chief Executive Officer. He in turn delegates certain defined authorities either to individual senior executives or collectively to the Executive Group; the authorities delegated to individual executives are set out in their job descriptions and the authority delegated to the Executive Group is set out in formal terms of reference. The Executive Group consists of Executive Directors and other senior executives whose biographies appear on pages 22 to 24. The Executive Group meets no fewer than 12 times each year to oversee the operational management of the Company and to develop long term strategy proposals for the consideration of the Board.

The way in which authority within the organisation is delegated is set out in the diagram on page 25.

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005 | 53

CORPORATE GOVERNANCE

INTERNAL CONTROL

The Board of Directors is responsible for identifying, evaluating and managing the significant risks faced by CAT. The Board is also responsible for ensuring that the Group maintains a sound system of internal controls to address those risks and, therefore, to safeguard shareholders’ investments and the Group’s assets.

The Board has established a formal and continuous process for identifying and evaluating the significant risks faced by the Group and the identification and evaluation of risk is an integral part of the Board’s planning process. The Board regularly reviews the effectiveness of the process of risk identification and evaluation. This process has been in place throughout the year as well as up to the date of approval of the Annual Report and financial statements. This process is in accordance with the guidance for Directors published in the UK in September 1999.

The Board regularly reviews the effectiveness of CAT’s system of internal controls to manage risk. Monitoring internal controls includes scrutiny of reports prepared by management, an in-depth review and follow up of any weakness identified. As part of this process the Audit Committee considers and reports to the Board on any matters arising from the work undertaken by the external auditors and undertakes a periodic review to consider the need to establish an internal audit function. Given the nature and scale of the activities of the Group, it remains the view of the Audit Committee that such an internal audit function is not necessary, although this is kept under close review.

The Board undertakes an annual review of the effectiveness of the process of identifying and evaluating internal controls to support a statement of compliance. The review covers all controls including financial, operational and risk management.

There are inherent limitations in any system of internal control. Internal controls can only manage and not eliminate the risk of a failure to achieve business objectives or to mitigate losses. Internal controls can therefore provide only reasonable, and not absolute, assurance against material misstatement or loss.

During the year, the Business Risk Management Group (BRMG) reported to the Executive Group on those risks which it considered were not being adequately managed. In response to this, the Executive Group debated the management of these risks and, in relation to each risk identified, considered what additional resources should be applied to materially improve the effectiveness of the management of that risk. Examples of certain key risks identified by the BRMG together with an explanation as to what measures have been implemented for their management are included throughout the Operating and Financial Review.

Key features of the internal control system that operated throughout the period covered by the financial statements are as follows:

•	Composition of the Board and of senior management is aimed at providing an appropriate range of knowledge, skill and experience in scientific, medical and commercial matters.

•	The Group has developed and continues to adapt and improve its organisational structure which includes clearly established responsibilities and lines of accountability.

•	The management of the Group actively promotes the values of integrity and professionalism, and the maintenance of high ethical standards.

•	The Group has adopted an ethics policy to which all staff are subject and periodically reviews and updates its other policies in line with its legal and ethical responsibilities and in an attempt to mitigate the effect of key risk areas.

•	Key areas of risk are reviewed periodically by the Executive Group and the Board.

•	The Group has adopted a statement of values developed in conjunction with all staff. Demonstrating evidence of the Group’s values now forms an integral part of the internal performance management process which is applicable to all staff members. It is also used as a basis for the recruitment and induction of staff.

54 | CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005

STATEMENT OF COMPLIANCE

•	The Group prepares detailed operating plans, budgets and working capital projections annually based on an evaluation of the Group’s long term objectives and the operational goals which have been established.

•	Detailed reports covering all areas of operations are prepared monthly which include an analysis of variances to plan.

•	The Board monitors the activities of the Group at a strategic level through reports on current activities and plans.

•	Executive management regularly monitors financial and operational performance in detail and takes any necessary corrective action.

•	Detailed policies and procedures have been established covering all significant areas of the business. They feature documented approval subject to limits of authority.

•	Any major expenditure or commitment of resources must be approved by the Board.

•	Certain areas of the Group’s activities are subject to regulations, particularly those relating to pre-clinical and clinical development and testing. As compliance with such regulations is critical to the Group’s success, specific resources are devoted to ensuring that such regulations are complied with and to dealing with any matters arising from regulatory examinations.

•	The Group’s liquid resources are managed on a discretionary basis by a third party. Funds are placed with a variety of deposit-taking institutions and invested in money market instruments. The third party operates within strict limits set by the Audit Committee as to maturity, credit ratings and credit exposure to any single institution. Further detail is given in note 17 of the financial statements.

•	The Group provides training and resources to staff to enable them to discharge their roles competently.

•	The Group has developed and made available to all of its staff a broad range of policies which encompass all of the Group’s activities. The currency, adequacy and effectiveness of these policies is monitored by a group of senior managers who together comprise the Policy Group.

•	The Group has developed mechanisms to ensure that all of its staff are adequately informed, in a timely manner, of any material changes to the Group’s business which might impact on their roles.

•	The Group has set aside significant resources for the development and protection of its electronic information assets.

STATEMENT OF COMPLIANCE WITH THE COMBINED CODE

Throughout the financial year ended 30 September 2005 the Group complied in all respects with the Revised Combined Code.

Paul Nicholson

Chairman

28 November 2005

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005 | 55

If you would like a copy of this report with a larger typeface, please contact the Corporate Communications team at CAT by telephone at +44 (0)1223 471 471 or via e-mail at investor.relations@cambridgeantibody.com

STATUTORY REPORTS, ACCOUNTS AND NOTES

57	Directors’ report
58	Report on Directors’ remuneration
66	Independent auditors’ report
67	Statement of Directors’ responsibilities
68	Consolidated profit and loss account
69	Consolidated balance sheet
70	Company balance sheet
71	Consolidated cash flow statement
72	Notes to the financial statements
99	Reporting under International Financial Reporting Standards (IFRS)
109	Five year summary

56 | CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005

STATUTORY REPORTS | DIRECTORS’ REPORT

The Directors present their Annual Report on the affairs of the Group, together with the financial statements and auditors’ report, for the year ended 30 September 2005.

Principal activities

The principal activity of the Group continues to be research, development and exploitation of human therapeutic products in the field of molecular engineering. A review of current operations and expected future developments is given in the Operating and Financial Review on pages 1 to 43.

Results and dividends

The review of developments, future prospects and Research and Development activities is set out in the Operating and Financial Review. The Group’s loss for the year amounted to £1,577,000 (2004: £38,126,000 loss) and will be transferred to the profit and loss reserve. The Directors do not recommend the payment of a dividend.

Since the Group does not expect to be in a position of sustainable profitability for some years, it is unlikely that a dividend will be paid in the near future.

Share capital

Details of movements in the authorised and called up share capital of the Company are set out in note 18 to the financial statements.

Supplier payment policy

The Group’s policy is to settle terms of payment with suppliers when agreeing the terms of each transaction to ensure that suppliers are made aware of and abide by the terms of payment. The Group’s trade creditors at the year end were equivalent to 14 days of purchases (2004: 13), based on an average over the year. The Company had no trade creditors (2004: nil).

Directors

The Directors who served during the year are detailed on pages 22 to 23. Details of the Directors’ interests in, and options over the share capital of the Company as well as information relating to their service contracts, letters of appointment and the dates when they are required to submit themselves for election under the Articles of Association, are given in the Remuneration Report on pages 58 to 65.

Insurance and indemnification

The Company maintains liability insurance for the Directors and Officers of the Company and its subsidiaries and has taken advantage of the changes introduced by the Companies (Audit, Investigation and Community Enterprise) Act 2004 and accordingly has indemnified its Directors against liability that would otherwise attach to them in respect of negligence, default, breach of duty or breach of trust in relation to the Company. The Company has not indemnified its Directors in respect of fraud or dishonesty.

Substantial shareholdings

As at 25 November 2005 the Company had been notified, in accordance with sections 198 to 208 of the Companies Act 1985 of the following interests in the ordinary share capital of the Company of 3% or more:

	Number of shares notified 28.11.2005		Number of shares notified 17.11.2004		Percentage of issued share capital as at 28.11.2005	Percentage of issued share capital as at 17.11.2004
AstraZeneca UK Limited	10,217,983		—		19.33	—
Genzyme Corporation	4,607,982		4,607,982		8.72	11.21
Wellington Management Co LLP	4,118,994		3,847,815		7.79	9.36
The Goldman Sachs Group, Inc(ii)	1,939,348	(iii)	1,632,709	(iii)	3.67	3.97
OrbiMed Advisors LLCand Samuel D Islay(ii)	1,893,500	(iii)	3,010,300		3.58	7.32
Wellcome Trust(ii)	1,652,078		—	(i)	3.13	—
Legal & General Investment Management(ii)	—	(iv)	1,584,689	(ii)	—	3.85
Deutsche Asset Management Ltd (UK)	—	(iv)	2,917,406		—	7.10
Accipiter Capital Management, LLC	—	(iv)	1,260,383		—	3.07

(i)	No interest notified.

(ii)	Included interests of associated funds or funds managed.

(iii)	This figure includes American Depositary Receipts.

(iv)	No longer has a notifiable interest.

US shareholdings

Taking into account shares held in the form of American Depositary Receipts, the Directors estimate that approximately 39.41% of the issued share capital of the Company is held by or on behalf of US shareholders.

Litigation

A report is given in note 27 to the financial statements.

Post balance sheet events

A report on post balance sheet events is given in notes 2 and 26 to the financial statements.

Annual General Meeting

Notice of the Annual General Meeting and explanatory notes are given in a separate notice to shareholders.

Auditors

During the year, Deloitte & Touche LLP served as the Group’s auditors. The Directors will place a resolution before the Annual General Meeting to reappoint Deloitte & Touche LLP as auditors for the forthcoming year.

By order of the Board

Justin Hoskins

Company Secretary

28 November 2005

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005 | 57

STATUTORY REPORTS | REPORT ON DIRECTORS’ REMUNERATION

Information not subject to audit

The Remuneration Committee and its advisors

The role and membership of the Remuneration Committee is set out on page 50.

In September 2002, the Remuneration Committee appointed New Bridge Street Consultants LLP, a leading firm of executive remuneration consultants with substantial expertise in the biotechnology sector, to assist the Group in refining its strategy on rewarding and compensating its senior executives and in so doing to have regard for market comparability and the remuneration policies of the Group’s peers and competitors. New Bridge Street advised the Committee during the 2004-5 financial year, particularly in relation to the continued implementation of the Group’s remuneration strategy and the provision of relevant market information.

In addition to New Bridge Street, the Chief Financial Officer, John Aston, and the Senior Vice President Human Resources, Lynn Lester, provided information which materially assisted the Remuneration Committee in the consideration of remuneration matters primarily through the provision of market data on salaries and executive compensation and technical advice relating to the various share incentive schemes which the Group operates. The Group’s Chief Executive Officer, Peter Chambré, attended meetings of the Remuneration Committee and made proposals on executive remuneration, except those matters directly concerning his own remuneration. During the year Justin Hoskins, Company Secretary, served as Secretary to the Remuneration Committee.

Executive Directors

Remuneration policy and practice The objective of the Group’s remuneration policy remains to develop remuneration packages which enable the Group to attract and retain Executive Directors and other senior executives of the necessary calibre to run the Group successfully whilst avoiding remuneration which is excessive. Such packages include incentives designed to motivate individuals to perform at the highest level and to advance the interests of shareholders both in the short and longer term by the achievement of the strategic and operational objectives of the Group.

Within this context, the remuneration strategy for the Group going forward remains to set fixed pay (salary, benefits in kind and pensions) at around median levels relative to UK listed companies in the biopharmaceutical sector and to provide upper quartile opportunities for variable pay if appropriately stretching performance targets are achieved. It is intended that, for members of the Executive Group (including the Executive Directors), variable pay will primarily be delivered by means of a combination of annual performance-related remuneration payments, the Executive Incentive Plan and the Share Incentive Plan.

Fixed pay

Basic salary Executive Group salaries are reviewed annually by the Committee and any increase has effect from 1 January in each year. In determining basic salary, externally benchmarked market data for comparable companies are used. Account is also taken of the individual performance of each Executive Director against objectives approved by the Committee as well as the pay and conditions of all employees. Such objectives link to the operational goals which the Board has established.

Benefits These principally comprise private medical insurance which is payable or reimbursed to a maximum of £354 per annum and access to an employee assistance programme the cost of which is £22 per annum per employee. The other benefits which the Executive Directors received during the year are given in the table below. The Company does not offer a car allowance. When senior staff are recruited they will typically be offered assistance financially to help meet the cost of relocation to within the vicinity of the Group’s offices, where this is considered necessary.

	Group life assurance £	Unapproved life assurance £	Group income protection £
Peter Chambré	270	2,779	3,503
John Aston	270	930	1,738
David Glover	79	323	473
Diane Mellett	190	179	1,146

Totals	809	4,211	6,860

Pensions During the year the Group contributed the equivalent of 10% of basic salary into a group personal pension scheme operated by a third party pension administrator in the name of each Executive Director with the exception of Peter Chambré for whom the equivalent of 10% of salary was paid for him to contribute into a retirement annuity contract in which he was participating prior to joining the Group.

Variable pay

Performance-related remuneration The Group operates a discretionary performance-related remuneration scheme for all senior management, including the Executive Directors. For the 2004/5 financial year, payments of performance-related remuneration were based on the attainment of the Company’s goals for the year and the extent to which these were achieved was assessed by the Remuneration Committee. Examples of Company goals are given throughout the Operating and Financial Review and will typically be related to those goals which the Board has considered necessary to achieve the long term strategic objectives which it has set for the Company in each of the four areas of the Strategy Map shown on page 3 (shareholder value, drugs, capabilities and people). The Remuneration Committee believes that for the 2005 financial year these Company goals were both stretching and challenging and encouraged behaviour and performance which were appropriate to advancing the strategic direction of the business and which were therefore in the long term interests of shareholders. Going forward, performance-related payments will also be based in part on performance against company goals but will also include an element of performance against individual goals. This is designed to encourage senior executives at this level to work effectively as a team and to support one another in the development of the business whilst at the same time encouraging the achievement of the personal objectives which have been set for executives. Performance-related remuneration during the 2005 financial year was payable to a maximum of 45% of basic salary in the case of all Executive Directors, with the exception of Peter Chambré who was eligible for a performance-related payment of up to 50% of basic salary. In the 2006 financial year, performance-related pay maxima will increase to 55% for the Executive Directors and other members of the Executive Group and 60% for the Chief Executive Officer.

58 | CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005

These increased levels of potential performance-related pay should be set against a background of no increase in base salaries for the Executive Directors in respect of the 2005 financial year and are reflective of the Remuneration Committee’s intention to reinforce a strong performance based remuneration culture.

Executive Incentive Plan (EIP) During the year, awards under the Restricted elements of the EIP and invitations to participate in the Matching Share element of the EIP were made to all members of the Executive Group (including the Executive Directors). Details of grants for Executive Directors are given in the tables on pages 64 to 65. The level and extent of such awards was determined by the Remuneration Committee within overall parameters set out in the rules of the scheme, any general restrictions applicable at the time of grant relating to the issuance of shares under the incentive schemes which the Group operates and, in the case of Restricted Shares, the performance of the executive in his or her job based on the outcome of a comprehensive internal performance management assessment in which the contribution of each individual is assessed against objectives which have been determined for that individual and against the Company’s performance.

The operation of the EIP is supervised by the Remuneration Committee. Under the rules of the EIP awards can be granted in broadly two different ways:

(i) to deliver shares (Restricted Shares) to a participant after three years, subject to meeting a pre-specified performance target; and

(ii) as a co-investment scheme (Matching Shares) whereby shares are either acquired by the individual employee from the market or issued to employees who, at the Company’s invitation, have subscribed for those shares at a price that is not less than the average mid-market closing price on the three dealing days immediately preceding the date of issue. Awards of Matching Shares are ordinarily subject to continued employment for not less than three years and the meeting of a pre-specified performance target.

An award consists of the right to acquire shares in the Company for payment equal to a nominal sum. In respect of rights to subscribe for shares this sum is the par value of the Company’s shares (10p per share). Awards are neither transferable nor pensionable.

No awards may be granted over shares in any financial year the value of which is greater than one times an employee’s annual rate of salary for Restricted Awards and 45% of salary for Matching Shares.

Where the EIP is operated in the same financial year as the Company Share Option Plan the aggregate value of shares over which options and Restricted Awards can be made in any one financial year to an individual is two times annual salary. An award will normally vest no earlier than the third anniversary of its grant to the extent that the applicable performance condition (see below) has been satisfied, the participant is still employed by the Group and, if operated as a co-investment scheme, the Invested Shares have been retained. It will then remain capable of exercise for a period of three years. The conditions are not contained within the Plan rules, but will be set by the Committee at each grant of awards under the Plan.

Restricted Awards The applicable performance condition is one based on the Company’s relative Total Shareholder Return (ie, growth in share price plus dividends reinvested). Performance will be measured over the three years starting 1 April or 1 October before each grant takes place. The Restricted Awards will vest in respect of 25% of the shares for performance equal to the Total Shareholder Return on the FTSE All Share Index rising on a straight line basis to 100% vesting for 33% outperformance over the three year period. If the performance condition is not satisfied after the first three years, the Restricted Award will lapse; there will be no opportunity for retesting. For information, a table detailing the Company’s relative Total Shareholder Return to date is shown on page 60.

Matching Awards For Awards up to, but not including, November 2005, the performance condition has been based on the Company’s Total Shareholder Return as compared with selected UK listed Biotechnology/Pharmaceutical companies (but with current market values of at least approximately £50 million) over a three, four or five year period. The applicable peer group has comprised Acambis, Antisoma, Ark Therapeutics, AstraZeneca, Axis Shield, Galen Holdings, GlaxoSmithKline, Goldshield Group, Oxford Biomedica, Phytopharm, Shire Pharmaceuticals, Skye Pharma, and Xenova. For Awards from November 2005, the performance condition will be 50% based on the Techmark Mediscience Index and 50% based on the NASDAQ Biotechnology Index. The Remuneration Committee considers that these indices comprise of companies who better reflect the Company’s own peer group and offer a balance between a UK based and a US based index which is appropriate for a Company with a significant US shareholding and given that a large part of the international biotechnology and biopharmaceutical industry is listed in the US. The Remuneration Committee believes that using these indices for the comparator group for the performance condition will be no less demanding than the comparator group which has historically been used. Matching Awards will be a multiple of the number of Invested Shares which are acquired (up to 15% of an executive’s salary each year) based on performance as follows:

Performance ranking after three years	Rates of Matching Awards to Invested Shares
Upper quartile	2:1
Between median and upper quartile	Pro rata between 0.25:1 and 2:1
Median	0.25:1
Below median	zero

If an executive wishes to keep shares as Invested Shares for a further year then the ratio could rise (but could not fall) by 25% for upper quartile performance over the four years, reducing on a pro rata basis to an extra 6.25% for median performance. If an executive then wishes to keep his vested shares as Invested Shares for a final year then the ratio could rise (but could not fall) by a further 20% for upper quartile performance over the full five years, reducing on a pro rata basis to an extra 5% for median performance. The maximum level of match would therefore be 3:1 for upper quartile performance over three, four and five years for an investment of up to 15% of an executive’s salary.

Options Options may be granted if considered appropriate. During the year no members of the Executive Group (including Executive Directors) received options under the Company Share Option Plan (CSOP). Details of options previously granted to Executive Directors are given in the table on page 63. The CSOP was approved and came in to operation in 1997 and consists of two parts. The CSOP part A is Inland Revenue approved and the CSOP Part B is unapproved.

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005 | 59

STATUTORY REPORTS | REPORT ON DIRECTORS’ REMUNERATION CONT.

All employees of the Group are eligible for the grant of options under both parts of the CSOP. Options granted under part A are subject to limits set by the Inland Revenue and any balance is granted under part B. The total of shares under option to each participant is subject to limits and the exercise of options is subject to the attainment of objective performance criteria which are determined by the Committee, except in a limited number of circumstances such as redundancy where options will automatically vest.

Under the CSOP rules, individuals may be granted options over shares with a value of up to two times basic salary (excluding performance related pay) in any financial year. Where the CSOP is operated in the same financial year as the EIP any Awards of Restricted Shares under the EIP will count against this overall two times limit although Awards of Matching Shares under the EIP will not. One or more objective performance conditions are applied to all options granted under the scheme to determine whether or not they will become exercisable. These performance conditions are determined by the Remuneration Committee at the point of granting any options and are not contained in the rules of the scheme.

For option grants up to 1.5 times basic salary, the Remuneration Committee has previously determined that options will become exercisable subject to the condition that the proportionate increase in the closing price of shares in the Company averaged over a specified period must be not less than equal to the return for the FTSE All Share index over the same period. The specified period begins on the date of grant and for grants up until November 2004 ends between the third and fourth anniversaries of the date of grant. In November 2004, the Remuneration Committee reviewed this condition and determined that for option grants of up to 1.5 times basic salary this condition will only be tested on the third anniversary of grant and again on the fourth anniversary of grant and that thereafter if the option has not vested that it will automatically lapse. Although this does not comply with current ABI guidelines which indicate that option grants should only be subject to a single point performance test, the Remuneration Committee considered that because the CSOP is currently only used for staff below the most senior levels that this performance condition is appropriate. In the event that options were granted to senior executives in the future, the Remuneration Committee would consider whether or not it believed this performance condition to be appropriate.

For option grants in excess of 1.5 times basic salary the number of options which will become exercisable is determined on a linear sliding scale based on the extent to which the Total Shareholder Return (TSR) for the Company exceeds the percentage increase in the TSR for the FTSE All Share Index over a three year period, by an amount of between 0% and 33%. For example, if CAT’s TSR in the relevant period exceeded the TSR for the FTSE All Share Index by 33% all options in excess of 1.5 times salary would become exercisable. Conversely, if TSR for CAT in the relevant period did not exceed the TSR for the FTSE All Share Index at all, then no options in excess of 1.5 times basic salary would become exercisable. For information, a graph detailing the Company’s Total Shareholder Return to date is shown opposite.

For all option grants, the figure which is used for CAT’s share price in determining whether or not options have become exercisable is the closing mid market price of a share as derived from the London Stock Exchange’s Daily Official List averaged over a period of 20 consecutive business days for options granted prior to November 2004 and averaged over 90 consecutive business days for options granted after November 2004.

Performance graph The graph which follows shows the percentage change in Total Shareholder Return from 30 September 2005 against the corresponding change in a hypothetical holding in shares in the FTSE All Share Index. The Remuneration Committee considers this to be the most appropriate benchmark for the Company Share Option Plan and the Restricted Share element of the Executive Incentive Plan because it provides a broad base for comparing the performance of the Company with the performance of all companies listed on the London Stock Exchanges main market and thus mirrors the basis upon which an investor might decide whether or not to invest in the Company.

Total Shareholder Return over five years

[GRAPHIC]

This graph shows the value, by 30 September 2005, of £100 invested in Cambridge Antibody Technology Group on 30 September 2000 compared with the value of £100 invested in the FTSE All Share Index. The graph shows daily movements in these values over the period.

[GRAPHIC]

This graph shows the value, by 30 September 2005, of £100 invested in Cambridge Antibody Technology Group on 30 September 2000 compared with the value of £100 invested in the FTSE All Share Index. The other points plotted are the values at intervening financial year-ends.

Source: Datastream

Share Incentive Plan The Company has established an Inland Revenue approved Share Incentive Plan (SIP) which complies with Schedule 2 to the Income Tax (Earnings and Pensions) Act 2003. The SIP has four elements: Free Shares, Partnership Shares, Matching Shares and Dividend Shares. The Company does not operate the Dividend share element of the scheme. Free Shares can be appropriated to employees with a maximum market value of £3,000 per employee per year. The shares are offered on similar terms to all eligible employees and include a performance related element. All of CAT’s employees, including Executive Directors,

60 | CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005

employed on 31 March in the financial year preceding the date of award are eligible for the award of Free Shares. Partnership Shares may be purchased by employees out of their pre-tax salary up to £1,500 (or 10% salary if lower) per year. Where employees purchase Partnership Shares they can be awarded additional Free Shares on a matching basis. The Remuneration Committee has determined that the ratio of Partnership Shares to Matching Shares shall be 1:1. Free Shares and Matching Shares are forfeited if the participant leaves the Group within 12 months of the date of grant other than in certain specified circumstances. The Board has the discretion to amend this ratio if it so determines.

On 29 November 2004, 59,061 Free Shares were awarded in aggregate to each of 247 eligible employees. On 3 February 2005, 28,407 Partnership and 28,407 Matching Shares were allocated in aggregate to 128 employees under the SIP.

Share usage Under amendments which were approved by shareholders in February 2004, the Company may issue shares under all of its share incentive schemes to an overall limit of 1.75% of the issued share capital in any one financial year which limit may be increased by an additional 0.5% where share usage relates to recruitment. This additional limit may only be utilised at the discretion of the Remuneration Committee. These annual authorities will expire at the earliest of the Company’s Annual General Meeting in 2009 or May 2009. In the financial year ended 30 September 2005, the Company utilised 1.09% against this annual limit. The Group has a policy that over the medium to long term it will aim to restrict the issuance of shares under all of its share incentive schemes to 10% of the issued share capital over a rolling ten year period, starting from March 1997. As at 28 November 2005 the Group had utilised approximately 6.23% against this limit.

Non-Executive Directors

Fees payable to Non-Executive Directors are determined by the Board, with the exception of the Chairman’s fee which is determined by the Remuneration Committee (as required by the Revised Combined Code). However, Non-Executive Directors do not vote on their own fees. All the Non-Executive Directors have irrevocably committed to exercise the right given under their appointment letters to take 25% of their remuneration in Company shares. In November 2005 the Board resolved that members of the Remuneration and Audit Committees (other than the Chairmen of those committees) should all be paid a membership of £3,000 per annum and that the Senior Independent Director should be paid £3,000 per annum in addition to basic fees. It also resolved that the Chairmen of each of the Remuneration and Audit Committees and the Scientific Advisory Board should continue to receive £6,000 per annum. Also in November 2005, the Remuneration Committee resolved that the fee for the Chairman should increase to £70,000 to reflect the significant amount of time involved in this role and that the basic fees payable to Non-Executive Directors should remain at £25, 000. These amendments took effect from 1 October 2005. Before making these decisions, consideration was given to available data from other companies of comparable size and/or in the same or similar sectors as well as to the amount of time it is estimated that the Non-Executive Directors and the Chairman commit to the Company. Other than Aaron Klug who has received and/or is due to receive a total of £6,000 for his services to the Scientific Advisory Board no other fees were paid to any Non-Executive Director in respect of any other service provided to the Company.

None of the Company’s Non-Executive Directors participate in the Group’s share incentive schemes or pension arrangements.

Service contracts

The service contracts and letters of appointment of the Directors include the following terms:

	Date of contract	Contract notice period*	Next date for re-election under the Articles of Association
Non-Executive
Paul Nicholson	7 Feb 2003	6 months	2006
Åke Stavling	7 Feb 2003	3 months	2006
Uwe Bicker	7 Feb 2003	3 months	—
Aaron Klug	30 Jan 2004	3 months	—
John Brown	12 Sep 2005	3 months	2006
Christopher Marshall	24 Sep 2004	3 months	2008
Peter Ringrose	30 Jan 2004	3 months	2007
John Stocker	7 Feb 2003	3 months	2006

Executive
Peter Chambré	8 Apr 2002**	12 months	2006
John Aston	1 Oct 2001**	12 months	2007
Diane Mellett	1 Oct 2001**	12 months	2006

Other Directors who served during the year
David Glover†	N/A	12 months	N/A

*	Terminable either way.

**	This is date of the current contract and is not necessarily the date on which continuous employment commenced.

†	Retired from the Board on 4 February 2005.

None of the Non-Executive Directors has a service agreement. Each of the Non-Executive Directors has signed a letter of appointment pursuant to which he is appointed until such time as he may be required under the Company’s Articles of Association to retire by rotation or in such other circumstances under which he may be required by the Articles of Association to stand down as a Director. The appointment of each Non-Executive Director is terminable by either party with three months’ written notice, with the exception of the Chairman whose appointment is terminable by either party with six months’ written notice.

The service contracts for the Executive Directors are terminable by either party with 12 months’ written notice. These service contracts do not currently contain a clause for liquidated damages.

Under the Articles of Association all Directors appointed by the Board must present themselves for re-election at the first Annual General Meeting following their appointment and all Directors must submit themselves for re-election at least once every three years or more often if the Articles of Association of the Company so require.

John Aston is a Non-Executive Director of Intercytex Group Plc, for which he receives an annual fee of £25,000 which the Board has resolved that he should be allowed to retain.

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005 | 61

STATUTORY REPORTS | REPORT ON DIRECTORS’ REMUNERATION CONT.

Directors’ shareholdings

The Directors who held office during the year had the following beneficial interests in the shares of the Company at 30 September 2005:

	Ordinary shares 2005 Number	Ordinary shares 2004 Number
Paul Nicholson(i)	10,763	7,093
Åke Stavling(i)	2,821	1,107
Uwe Bicker(i)	6,524	4,810
John Brown(i)	nil	nil	(iv)
Aaron Klug(i)	28,406	30,279
Christopher Marshall(i)	706	nil
Peter Ringrose(i)	3,641	1,927
John Stocker(i)	82,665	80,951
Peter Chambré(i)	26,090	21,622
John Aston(i)	59,962	38,715
David Glover(ii)	29,372	13,512
Diane Mellett(iii)	15,062	14,567	(v)

(i)	The interests have remained unchanged since the financial year end.

(ii)	Beneficial interest in shares as on 4 February 2005. David Glover no longer has an obligation to notify the Company of his beneficial interest in shares.

(iii)	Diane Mellett exercised an option over 7,597 shares on 25 November 2005, this being the last day on which the option could be exercised. She did not sell any of the shares resulting from this option exercise prior to the announcement of the Group’s Preliminary Results on 28 November 2005.

(iv)	Holding as at 12 September 2005, being the date on which John Brown became a Director.

(v)	Holding as at 4 February 2005, being the date on which Diane Mellett became a Director.

Information subject to audit

Directors’ emoluments

The emoluments of the Directors who served during the year were as follows:

	Fees/basic salary £’000	Taxable benefits £’000	Performance related remuneration £’000	Total 2005 £’000	Total 2004 £’000	Pension contributions 2005 £’000	Pension contributions 2004 £’000
Non-Executive Directors
Paul Nicholson	60.0	0.8	—	60.8	50.6	—	—
Åke Stavling	31.0	0.5	—	31.5	29.7	—	—
Uwe Bicker	25.0	—	—	25.0	24.4	—	—
Aaron Klug	25.0	0.1	—	25.1	24.4	—	—
Christopher Marshall(i)	25.0	0.1	—	25.1	0.5	—	—
Peter Ringrose	37.0	1.4	—	38.4	33.8	—	—
John Stocker	25.0	—	—	25.0	24.4	—	—
John Brown(ii)	1.2	0.9	—	2.1	—	—	—

Executive Directors
Peter Chambré(iii)	395.8	0.3	144.8	540.9	489.0	—	—
John Aston	176.4	0.3	63.9	240.6	212.8	17.6	17.2
David Glover(iv)	58.4	0.2	—	58.6	207.7	16.0	16.5
Diane Mellett(v)	108.7	0.2	58.7	167.6		10.9

Aggregate emoluments	968.5	4.8	267.4	1,240.7	—	44.5	33.7

2004 Total	924.3	3.5	187.4		1,115.2	—	—

(i)	Appointed a Director 24 September 2004.

(ii)	Appointed a Director 12 September 2005.

(iii)	Included within Peter Chambré’s salary are payments made to him during the year of £35,986 (2004: £34,940) for him to contribute to his retirement annuity contract.

(iv)	Resigned as a Director on 4 February 2005.

(v)	Appointed a Director on 4 February 2005; remuneration is prorated for the purpose of this disclosure from this date.

62 | CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005

Directors’ share options

Director		At 1 October 2004 Number	Granted Number	Exercised Number	Lapsed Number	At 30 September 2005 Number	Exercise price £	Earliest date exercisable	Latest date exercisable
Peter Chambré	(i)	45,013	—	—	—	45,013	10.83	23/05/05	22/05/12
		15,005	—	—	15,005	—	10.83	23/05/05	22/05/12
	(i)	110,217	—	—	—	110,217	4.60	23/05/06	22/05/13
	(i)	36,739	—	—	—	36,739	4.60	23/05/06	22/05/13
John Aston	(i)	9,000	—	9,000	—	—	5.00	19/12/00	18/12/04
	(i)	9,964	—	9,964	—	—	2.42	27/11/01	26/11/05
	(i)	55,019	—	25,000	—	30,019	2.87	03/12/02	02/12/06
	(i)	13,489	—	—	—	13,489	17.04	04/12/04	03/12/08
	(i)	672	—	—	—	672	5.13	22/11/05	21/11/12
	(ii)	6,907	—	—	—	6,907	5.13	22/11/05	21/11/12
David Glover	(iii)	15,000	—	15,000	—	—	5.00	19/12/00	18/12/04
	(iii)	29,964	—	—	—	29,964	2.42	27/11/01	26/11/05
	(iii)	55,019	—	—	—	55,019	2.87	03/12/02	02/12/06
	(iii)	13,260	—	—	—	13,260	17.04	04/12/04	04/02/06
	(iii)	661	—	—	—	661	5.13	04/02/05	21/05/06
	(iii)	6,790	—	—	—	6,790	5.13	04/02/05	21/05/06
Diane Mellett	(i)	8,000	—	—	—	8,000	5.00	19/12/00	18/12/07
	(i)	18,000	—	18,000	—	—	5.00	19/12/00	18/12/04
	(i)	7,597	—	—	—	7,597	2.42	27/11/01	26/11/05
	(i)	43,058	—	—	—	43,058	2.87	03/12/02	02/12/06
	(i)	11,665	—	—	—	11,665	17.04	04/12/04	03/12/08
	(ii)	5,973	—	—	—	5,973	5.13	22/11/05	21/11/12
	(i)	581	—	—	—	581	5.13	22/11/05	21/11/12

Totals		517,593	—	76,964	15,005	425,624	—	—	—

(i)	These options are exercisable subject to the condition that the proportionate increase in the closing price of shares in the Company over a specified period must exceed the proportionate increase in the total return for the FTSE All Share Index. The specified period begins on the date of grant and ends between the third and fourth anniversary of the date of grant.

(ii)	The number of options which will become exercisable will be determined on a linear sliding scale on the third anniversary of the date of grant based on the extent to which the Total Shareholder Return (‘TSR’) for the Company exceeds the percentage increase in TSR for the FTSE All Share Index by an amount of between 0% and 33%.

(iii)	David Glover resigned as a Director on 4 February 2005. At the time of his resignation, the Board determined to grant him the maximum discretion allowable under the rules of the Company Share Option Plan in respect of the time during which the options must be exercised. Accordingly, these options may be exercised by the later of 12 months from 4 February 2005 or 42 months from the date of grant.

Exercise of options	Date of exercise	Market price on exercise	Gain on exercise £’000
John Aston	13 Dec 2004	£6.13	10.2
David Glover	13 Dec 2004	£6.13	17.0
Diane Mellett	13 Dec 2004	£6.13	20.3
John Aston	4 Mar 2005	£7.00	148.9

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005 | 63

STATUTORY REPORTS | REPORT ON DIRECTORS’ REMUNERATION CONT.

Directors’ awards under Executive Incentive Plan Restricted Award

Restricted Awards

Director		At 1 October 2004	Number of shares over which award granted during year	Exercised Number	Lapsed Number	At 30 September 2005 Maximum Number	Exercise price £	Earliest date exercisable	Latest date exercisable	Extent to which award will vest in median to upper quartile range %
Peter Chambré	(i)	46,388	—	—	—	46,388	0.10	20/02/07	19/02/10	25-100
		—	46,122	—	—	46,122	0.10	30/12/07	29/12/10	25-100
John Aston	(i)	34,152	—	—	—	34,152	0.10	20/02/07	19/02/10	25-100
		—	22,613	—	—	22,613	0.10	30/12/07	29/12/10	25-100
Diane Mellett	(i)	14,597	—	—	—	14,597	0.10	20/02/07	19/02/10	25-100
		—	17,304	—	—	17,304	0.10	30/12/07	29/12/10	25-100
David Glover	(ii)	18,300	—	3,396	14,904	—	0.10	04/02/05	04/08/05	25-100

Totals		113,437	86,039	3,396	14,904	181,176

Exercise of Restricted Awards

	Date of exercise	Market price on exercise £	Gain on exercise £’000
David Glover	29/07/05	6.905	23.1

(i)	The applicable performance condition is described under the heading Executive Incentive Plan on page 59 of the Remuneration Report.

(ii)	David Glover resigned as a Director on 4 February 2005. Pursuant to the rules of the Executive Incentive Plan, the Remuneration Committee exercised its discretion and determined that in respect of the awards already granted the relevant performance condition will apply based on the number of whole months service given by David Glover during the period of the performance condition. Stated differently, a calculation was made to determine the extent to which the performance condition had been met from the commencement of the performance condition to the date on which David Glover ceased to be employed by the Company. The amount of the award was then pro-rated over the same period.

64 | CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005

Matching Awards

Director		At 1 October 2004	Number of invested shares purchased against which Matching Award could be made during year	Exercised Number	Lapsed Number	At 30 September 2005	Exercise price £	Earliest date exercisable	Latest date exercisable	Extent to which award will vest in median to upper quartile range after three years %	Extent to which award will vest in median to upper quartile range after four years %(iii)	Extent to which award will vest in median to upper quartile range after five years %(iv)
Peter Chambré	(i)	11,153	—	—	—	11,153	0.10	20/02/07	19/02/10	25-200	213-250	260-300
		—	3,541	—	—	3,541	0.10	30/12/07	29/12/10	25-100	213-250	260-300
John Aston	(i)	2,086	—	—	—	2,086	0.10	20/02/07	19/02/10	25-100	213-250	260-300
		—	3,541	—	—	3,541	0.10	30/12/07	29/12/10	25-100	213-250	260-300
Diane Mellett	(i)	842	—	—	—	842	0.10	20/02/07	19/02/10	25-100	213-250	260-300
		—	495	—	—	495	0.10	30/12/07	29/12/10	25-100	213-250	260-300
David Glover	(ii)	3,129	—	647	2,482	—	0.10	04/02/05	04/08/05	25-100	213-250	260-300

Totals		17,210	7,577	647	2,482	21,658

Exercise of Matching Awards

	Date of exercise	Market price on exercise £	Gain on exercise £’000
David Glover	29/07/05	6.905	4.4

(i)	The applicable performance condition is described under the heading Executive Incentive Plan on page 59 of the Remuneration Report.

(ii)	David Glover resigned as a Director on 4 February 2005. Pursuant to the rules of the Executive Incentive Plan, the Remuneration Committee exercised its discretion and determined that in respect of the awards already granted the relevant performance condition will apply based on the number of whole month’s service given by David Glover during the performance condition. Stated differently, a calculation was made to determine the extent to which the performance condition had been met from the commencement of the performance condition to the date on which David Glover ceased to be employed by the Company. The amount of the award was then pro-rated over the same period.

(iii)	Assumes that award vests at upper quartile level on the third anniversary of the grant of the award.

(iv)	Assumes that award vests at upper quartile level on the fourth anniversary of the grant of the award.

The closing market price of the ordinary shares in the Company at 30 September 2005 was £7.44 and the range during the year was £5.50 to £7.75.

Highest paid Director

Peter Chambré was the highest paid Director. His aggregate remuneration comprised emoluments of £541,020 (2004: Peter Chambré £489,045).

Peter Ringrose

Chairman of the Remuneration Committee

28 November 2005

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005 | 65

STATUTORY REPORTS | INDEPENDENT AUDITORS’ REPORT

To the members of Cambridge Antibody Technology Group plc

We have audited the financial statements of Cambridge Antibody Technology Group plc for the year ended 30 September 2005 which comprise the profit and loss account, the balance sheets, the cash flow statement, the statement of total recognised gains and losses and the related notes 1 to 28. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the part of the Directors’ remuneration report that is described as having been audited.

This report is made solely to the Company’s members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and auditors

As described in the statement of Directors’ responsibilities, the Company’s Directors are responsible for the preparation of the financial statements in accordance with applicable United Kingdom law and accounting standards. They are also responsible for the preparation of the other information contained in the Annual Report including the Directors’ remuneration report. Our responsibility is to audit the financial statements and the part of the Directors’ remuneration report described as having been audited in accordance with relevant United Kingdom legal and regulatory requirements and auditing standards.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors’ remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors’ report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors’ remuneration and transactions with the Company and other members of the Group is not disclosed.

We also report to you if, in our opinion, the Company has not complied with any of the four Directors’ remuneration disclosure requirements specified for our review by the Listing Rules of the Financial Services Authority. These comprise the amount of each element in the remuneration package and information on share options, details of long term incentive schemes, and money purchase and defined benefit schemes. We give a statement, to the extent possible, of details of any non-compliance.

We review whether the corporate governance statement reflects the Company’s compliance with the nine provisions of the July 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board’s statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group’s corporate governance procedures or its risk and control procedures.

We read the Directors’ report and the other information contained in the Annual Report for the above year as described in the contents section including the unaudited part of the Directors’ remuneration report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors’ remuneration report described as having been audited. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors’ remuneration report described as having been audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors’ remuneration report described as having been audited.

Opinion

In our opinion:

•	the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 30 September 2005 and of the loss of the Group for the year then ended; and

•	the financial statements and part of the Directors’ remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985.

Deloitte & Touche LLP

Chartered Accountants and Registered Auditors

Cambridge

28 November 2005

Notes

An audit does not provide assurance on the maintenance and integrity of the website, including controls used to achieve this, and in particular on whether any changes may have occurred to the financial statements since first published. These matters are the responsibility of the Directors but no control procedures can provide absolute assurance in this area.

Legislation in the United Kingdom governing the preparation and dissemination of financial statements differs from legislation in other jurisdictions.

66 | CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005

STATEMENT OF DIRECTORS’ RESPONSIBILITIES

Financial statements including adoption of going concern basis

English Company Law requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial year and of the profit or loss of the Company and Group for the period.

After having made relevant enquiries, the Directors have a reasonable expectation that the Company and the Group will have adequate resources to continue in operational existence for the foreseeable future. For this reason they continue to adopt the going concern basis in preparing financial statements.

In preparing the financial statements, the Directors are required to:

•	select suitable accounting policies and then apply them consistently;

•	make judgements and estimates that are reasonable and prudent; and

•	state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements.

Other matters

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and the Group and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for the system of internal control for safeguarding the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005 | 67

ACCOUNTS AND NOTES | CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended 30 September 2005	Notes	2005 Excluding settlement with Abbott £’000	2005 Settlement with Abbott (Note 2) £’000	2005 Total £’000	2004 £’000	2003 £’000
Turnover	3	24,458	169,506	193,964	15,925	8,743
Direct costs	(6,254)	(148,971)	(155,225)	(3,023)	(690)

Gross profit	18,204	20,535	38,739	12,902	8,053
Research and development expenses	(39,170)	—	(39,170)	(44,125)	(44,981)
General and administration expenses	(13,386)	4,552	(8,834)	(10,969)	(9,196)

Operating (loss)/profit	(34,352)	25,087	(9,265)	(42,192)	(46,124)
Profit on sale of fixed asset investments	12	1,461	—	1,461	—	—
Finance income (net)	6	6,430	844	7,274	4,130	4,360

(Loss)/profit on ordinary activities before taxation	5	(26,461)	25,931	(530)	(38,062)	(41,764)
Taxation on loss on ordinary activities	8	(1,047)	(64)	2,573

Loss for the financial year	19	(1,577)	(38,126)	(39,191)

Loss per share – basic and diluted (pence)	9	3.2	p	93.3	p	107.5	p
Shares used in calculating net loss per share (number)	9	49,381,476	40,866,684	36,440,993
The	losses for all years arise from continuing operations.

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

For the year ended 30 September 2005	2005 £’000	2004 £’000	2003 £’000
Loss for the financial year	(1,577)	(38,126)	(39,191)
(Loss)/gain on foreign exchange translation	(413)	1,099	606

Total recognised losses relating to the year	(1,990)	(37,027)	(38,585)

The accompanying notes are an integral part of this consolidated profit and loss account and consolidated statement of total recognised gains and losses.

68 | CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005

CONSOLIDATED BALANCE SHEET

At 30 September 2005	Notes	2005 £’000	2004 £’000
Fixed assets
Intangible assets	10	2,581	5,832
Tangible assets	11	11,706	12,362
Investments	12	2,299	2,942

		16,586	21,136

Current assets
Debtors
– due within one year	13	13,406	4,460
– due after one year	13	1,160	—
Short term investments	14	156,392	93,061
Cash at bank and in hand		20,281	2,678

		191,239	100,199

Creditors
Amounts falling due within one year	15	(29,804)	(15,603)

Net current assets		161,435	84,596

Total assets less current liabilities		178,021	105,732

Creditors
Amounts falling due after more than one year	16	(18,615)	(20,650)

Net assets		159,406	85,082

Capital and reserves
Called-up share capital	18	5,164	4,111
Share premium account	18	301,804	226,829
Other reserve	19	13,456	13,456
Profit and loss account	19	(161,018)	(159,314)

Shareholders’ funds – all equity	20	159,406	85,082

The accompanying notes are an integral part of this consolidated balance sheet.

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005 | 69

ACCOUNTS AND NOTES | COMPANY BALANCE SHEET

At 30 September 2005	Notes	2005 £’000	2004 £’000
Fixed assets
Investments	12	177,057	177,057

Current assets
Debtors	13	29,183	8,357
Short term investments	14	131,358	92,559
Cash at bank and in hand		9	11

		160,550	100,927

Creditors
Amounts falling due within one year	15	(1,092)	(21,205)

Net current assets		159,458	79,722

Total assets less current liabilities		336,515	256,779

Net assets		336,515	256,779

Capital and reserves
Called-up share capital	18	5,164	4,111
Share premium account	18	301,804	226,829
Profit and loss account	19	29,547	25,839

Shareholders’ funds – all equity		336,515	256,779

The accompanying notes are an integral part of this Company balance sheet.

Signed on behalf of the Board

John Aston

Director

28 November 2005

70 | CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 30 September 2005	Notes	2005 £’000	2004 £’000	2003 £’000
Net cash outflow from operating activities	21	(161)	(31,067)	(35,819)
Returns on investments and servicing of finance	22	6,223	4,217	5,049
Taxation	22	—	(64)	5,210
Capital expenditure and financial investment	22	108	(1,026)	(8,082)

Net cash inflow/(outflow) before management of liquid resources and financing		6,170	(27,940)	(33,642)
Management of liquid resources	22	(63,521)	15,357	18,778
Financing	22	75,653	13,875	11,730

Increase/(decrease) in cash	23	18,302	1,292	(3,134)

The accompanying notes are an integral part of this consolidated cash flow statement.

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005 | 71

ACCOUNTS AND NOTES | NOTES TO THE FINANCIAL STATEMENTS

1 Accounting policies

A summary of the principal accounting policies is set out below. These have all been applied consistently throughout the periods covered by this report.

Basis of accounting The financial statements have been prepared under the historical cost convention and in accordance with generally accepted accounting standards in the United Kingdom (UK GAAP).

Basis of consolidation The Group financial statements consolidate the financial statements of Cambridge Antibody Technology Group plc (the Company) and its subsidiary undertakings (collectively the Group), drawn up to 30 September each year. All intercompany balances and transactions have been eliminated on consolidation.

The acquisition of Cambridge Antibody Technology Limited (CAT Limited), by way of share for share exchange on 20 December 1996 was accounted for as a group reconstruction in accordance with Financial Reporting Standard (FRS) 6. Consequently, consolidated financial information is presented as if the Company has always owned CAT Limited. Otherwise, the results of subsidiaries acquired are consolidated for the periods from the date on which control passed. Such acquisitions are accounted for under the acquisition method. The results of subsidiaries disposed of are consolidated up to the date on which control passed.

The profit for the financial year dealt with in the financial statements of the Company was £3,708,000 (2004: £2,661,000). As provided by S.230 of the Companies Act 1985, no company only profit and loss account is presented in respect of the Company.

Goodwill Goodwill, representing the excess of fair value of the consideration given over the fair value of the identifiable assets and liabilities acquired, is capitalised as an asset on the balance sheet. On disposal of a previously acquired business, the attributable amount of goodwill previously written off to reserves under the then applicable accounting policy is included in determining the profit or loss on disposal.

Turnover Turnover principally consists of income received in the normal course of business from licence fees, technical milestones, clinical milestones, fees for research and development services, payments for purchased rights, and royalties. These are stated net of trade discounts, VAT and other sales related taxes.

A description of the various elements of turnover and their accounting policies is given below.

Licence fees Licence fees are deferred and recognised over the period of the licence term or the period of the associated research and development agreement (where relevant). In circumstances where no such defined period exists, the licence fee is deferred and recognised over the period to expiration of the relevant patents licensed. For licence fees where a proportion of the fee is creditable against research and development services to be provided in the future that proportion of the amount received is deferred and recognised over the period during which the services are rendered.

Technical milestones During certain research and development programmes the Group receives non-refundable milestone payments when it achieves certain defined technical criteria. Such milestone payments are recognised based on the percentage of completion of the relevant research and development programme subject to the total revenue recognised being limited to the aggregate amount of non-refundable milestone payments received. The percentage completion is determined by reference to effort in hours incurred compared to total estimated effort for the programme.

Clinical milestones The Group receives non-refundable clinical development milestone payments when a licensee or corporate partner achieves key stages in clinical trials which they are conducting with a view to the ultimate commercialisation of a product derived using the Group’s proprietary technology. Such milestone payments are recognised when received except that if such milestone payments are creditable against future royalty payments a relevant amount will be deferred and released as the related royalty payments are received.

Research and development services The Group provides research and development services to certain corporate collaborators, usually in the form of a defined number of the Group’s employees working under the direction of the collaborator to further the collaborator’s research and development effort. Such contracts are made on the basis of Full Time Equivalent (FTE) employees and are charged at a specified rate per FTE. Revenues from FTE services are recognised as the services are rendered.

Royalties Royalty income is generated by sales of products incorporating the Group’s proprietary technology. Royalty revenues are recognised once the amounts due can be reliably estimated based on the sale of underlying products and collectibility is assured. Where there is insufficient historical data on sales and returns to fulfil these requirements, for example in the case of a new product, the royalty revenue will not be recognised until the Group can reliably estimate the underlying sales. This may be considerably later than when payment is received if subsequent adjustments for product returns are possible under the terms of the relevant contract. In situations where there is adequate historical information on sales figures, royalties are recorded based on the reports received from the licensee or based on estimated sales if the information has not been received.

72 | CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005

1 Accounting policies cont.

Government grants Grants of a revenue nature are credited to the profit and loss account as the related expenditure is incurred.

Taxation Current tax, including UK corporation tax and foreign tax, is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted by the balance sheet date.

Deferred tax is provided in full on timing differences which result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise based on current tax rates and law. Timing differences arise from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in financial statements. Deferred tax is not provided on timing differences arising from the revaluation of fixed assets where there is no commitment to sell the asset, or on unremitted earnings of subsidiaries and associates where there is no commitment to remit these earnings. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered. Deferred tax assets and liabilities are not discounted.

Research and development Research and development expenditure is written off as incurred.

Collaboration arrangements The Group has entered into certain collaboration arrangements whereby the parties agree to work jointly on research and development of potential therapeutic products. Under such arrangements the parties agree which elements of research and development each will perform. These arrangements do not include the creation of any separate entity to conduct the activities nor any separate and distinct assets or liabilities. The parties agree that the combined cost of all relevant activities will be borne by the parties in a particular proportion and that net revenues derived from sales of any resulting product will be shared similarly. The sharing of costs will result in balancing payments between the parties and such payments receivable or payable will be respectively added to or deducted from research and development costs in the profit and loss account. Any amounts receivable or payable at a period end are included in the balance sheet under debtors or creditors.

Employee share options Where options are granted at less than market value, the Group recognises a charge that reflects the intrinsic value of awards made. The charge is recognised in the profit and loss account over the performance period.

Litigation expenses Litigation expenses are provided for as incurred (on an accruals basis). The Group does not provide for anticipated future litigation costs.

Pension costs The Group operates a group personal pension plan which is a defined contribution scheme. The amount charged to the profit and loss account in respect of pension costs is the Group’s contributions payable in the year. Differences between contributions payable in the year and contributions actually paid are shown as either accruals or prepayments in the balance sheet.

Intangible fixed assets Purchased intangible assets (excluding goodwill) are capitalised as assets on the balance sheet at fair value on acquisition and amortised over their useful economic lives, subject to reviews for impairment when events or change of circumstances indicate that the carrying value may not be recoverable using cash flow projections. To the extent carrying values exceed fair values, an impairment is recognised and charged to the profit and loss account in that period. This applies to intangibles purchased separately from a business and also to intangibles acquired as part of the acquisition of a business, if their value can be measured reliably on initial recognition. The Group’s purchased intangible assets include access to intellectual property and options for product development rights which are being amortised over seven years and also include certain patents which are being written off over their term to expiry which is between 12 and 16 years from the date of acquisition. When reviewing all these assets for impairment the Directors have considered future cash flows arising.

Acquired intellectual property with no defined revenue stream is written off to research and development expenses on acquisition.

Tangible fixed assets Tangible fixed assets are stated at cost, net of depreciation and any provision for impairment. Depreciation is provided on all tangible fixed assets other than freehold land on a straight-line basis at rates calculated to write off the cost, less estimated residual value, of each asset over its expected useful life as follows:

Freehold buildings: over 10 years.

Motor vehicles: over three years.

Office and laboratory equipment: over four years.

Fixtures and fittings: over either four or 20 years (or the remaining lease term if less).

Investments Fixed asset investments are shown at cost less provision for any impairment. Current asset investments are stated at the lower of cost and net realisable value.

Liquid resources Liquid resources comprise negotiable securities and term deposits and are shown at cost with accrued interest included in debtors. Where relevant, a provision is made such that cost plus accrued interest does not exceed market value.

Foreign currency Transactions in foreign currencies are recorded at the rate of exchange at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are reported at the rates of exchange prevailing at that date. Any gain or loss arising from a change in exchange rates subsequent to the date of the transaction is included as an exchange gain or loss in the profit and loss account.

The results of overseas operations and their balance sheets are translated at the rates ruling at the balance sheet date. Exchange differences arising on translation of the opening net assets and results of overseas operations are dealt with through reserves.

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005 | 73

ACCOUNTS AND NOTES | NOTES TO THE FINANCIAL STATEMENTS CONT.

1 Accounting policies cont.

Leases Assets held under finance leases, which confer rights and obligations similar to those attached to owned assets, are capitalised as tangible fixed assets and are depreciated over the shorter of the lease terms and their useful lives. The capital elements of future lease obligations are recorded as liabilities, while the interest elements are charged to the profit and loss account over the period of the leases to produce a constant rate of charge on the balance of capital repayments outstanding. Hire purchase transactions are dealt with similarly, except that assets are depreciated over their useful lives.

Rentals under operating leases are charged on a straight-line basis over the lease term even if payments are made on another basis.

Sale and leaseback No gain or loss on sale is recorded for sale and leaseback arrangements where the leaseback has been identified as a finance lease.

Non-monetary transactions The Group enters into certain non-monetary transactions that involve the granting of a licence over the Group’s proprietary technology in exchange for a licence over a third party’s proprietary technology. The Group accounts for these transactions at fair value where the Group is able to determine the fair value within reasonable limits. To the extent that the Group concludes that it is unable to determine the fair value of a cross licensing transaction, that transaction is accounted for at the recorded amounts of the assets. Management is required to exercise its judgement in determining whether or not the fair value of the asset received or that given up can be determined. In doing so management considers, amongst other things, previous licence agreements over similar intellectual property rights where there is monetary consideration. The Group has a limited number of comparable historical licence agreements. Management has determined that for all non-monetary transactions recorded to date the fair value of the exchanged licences is not determinable; consequently, such transactions have been recognised at recorded value. In the future, as CAT has further transactions, there may be a fair value assigned to similar transactions resulting in a different accounting treatment.

Estimates and assumptions The preparation of financial statements in conformity with generally accepted accounting standards requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the year. In the preparation of these consolidated financial statements, estimates and assumptions have been made by management concerning the ability to reliably estimate royalty revenues, the selection of useful lives of fixed assets, accruals and provisions necessary for certain liabilities, the carrying value of investments, the recoverability of deferred tax assets and other similar evaluations. Actual results could differ from those estimates.

2 Settlement agreement between CAT and Abbott

As described in note 27, in November 2003, CAT announced that it had commenced legal proceedings against Abbott in the High Court in London. The court hearing was held in November 2004, and in December 2004, the judge issued his judgement in CAT’s favour. In March 2005, Abbott was granted permission to appeal.

On 26 October 2005, CAT announced that it had reached an agreement regarding royalties payable to CAT. With regard to sales of HUMIRA, under the terms of the settlement agreement:

•	Abbott paid CAT the sum of US$255 million, which CAT has paid to its licensors, Medical Research Council, Scripps Institute and Stratagene, in lieu of their entitlement to royalties arising on sales of HUMIRA from 1 January 2005 onwards.

•	Abbott will pay CAT five annual payments of US$9.375 million commencing January 2006, contingent on the continued sale of HUMIRA. From each of these payments, CAT will pay US$2 million to its licensors.

•	Abbott will pay CAT royalties at 2.688% on sales of HUMIRA from 1 January 2005.

•	CAT will retain all royalties received from Abbott in respect of sales of HUMIRA up to 31 December 2004, net of approximately £7.6 million which has been paid to its licensors.

•	CAT has refunded to Abbott approximately £9.2 million for royalties paid in respect of sales of HUMIRA from 1 January 2005 through to 30 June 2005.

The settlement agreement was an extension of the long running litigation process and has therefore been accounted for as an adjusting post balance sheet event, that is, as though it had occurred during the year ended 30 September 2005.

Turnover – royalties Prior to settlement being reached, the royalty arrears received from Abbott in January 2005, pursuant to the High Court Judgement, and the royalties received in March 2005 in excess of 2% argued by Abbott, were not recognised as revenue. These receipts were held in other creditors on the balance sheet pending resolution of the appeal. These amounts have been released to revenue in CAT’s results for the full year as a result of the resolution of the litigation process. Of the royalty payment received from Abbott in September 2005, (in respect of sales of HUMIRA for the six months to 30 June 2005), the £9.2 million due back to Abbott has been recognised in other creditors, the remainder, equating to 2.688% of sales, has been recognised as revenue.

74 | CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005

2 Settlement agreement between CAT and Abbott cont.

The following adjustments were made to royalties, due from Abbott regarding sales of HUMIRA, as a result of the Settlement reached with Abbott.

	2005 Excluding settlement with Abbott £’000	2005 Settlement with Abbott £’000	2005 Total £’000
Royalties
HUMIRA sales: six months to 31 December 2004 – at 2%, adjusted to 5-6%	5,167	8,114	13,281
HUMIRA sales: six months to 30 June 2005 – at 2%, adjusted to 2.688%	6,529	2,346	8,875
Accrued royalty on sales three months to 30 September 2005 – at 2%, adjusted to 2.688%(i)	4,041	1,390	5,431
Release of back dated royalties for sales to 30 June 2004 – excess of 5-6% over 2%	—	12,934	12,934
Royalty buy out (due to CAT’s licensors)	—	144,722	144,722

Total	15,737	169,506	185,243

(i)	As reflected above, during the final quarter of the 2005 financial year, royalties due on sales of HUMIRA have been accounted for on an accruals basis for the first time. Consistent with the Group’s accounting policy, management has evaluated whether it can reliably estimate the underlying sales of HUMIRA. Management consider the criteria for recognition have been met.

Direct costs CAT’s direct costs are typically payments made to third parties as a proportion of certain CAT revenues. Direct costs for the 2005 financial year comprised royalties payable to Medical Research Council, Scripps Institute and Stratagene arising from the payments received from Abbott regarding sales of HUMIRA.

The amounts due to CAT’s licensors on royalties received from Abbott regarding sales of HUMIRA was dependent on the outcome of the legal proceedings between CAT and Abbott. Prior to the resolution of the litigation proceedings with Abbott, royalties due to CAT’s licensors were provided for at the mid-point of the expected possible outcomes. Subsequent to the Settlement Agreement reached with Abbott, final amounts due to CAT’s licensors have been agreed between the parties and provided for in CAT’s full year results for 2005, resulting in the following.

	Excluding settlement with Abbott £’000	2005 Settlement with Abbott £’000	2005 Total £’000
Direct costs
On royalty in respect of sales six months to 31 December 2004 – at 0.75%	2,035	—	2,035
On royalty in respect of sales six months to 30 June 2005 – 0.75% adjusted to 0%	2,560	(2,560)	—
On accrued royalty in respect of sales three months to 30 September 2005 – at 0.75% adjusted to 0%	1,515	(1,515)	—
Payments on account made to Medical Research Council on sales of HUMIRA to 31 December 2004	—	2,302	2,302
Payments made to licensors pursuant to Settlement (October 2005)	—	7,606	7,606
Excess of amounts accrued (0.75%) over amounts paid to licensors (0.50%) (prior to payments on account referred to above)	—	(1,584)	(1,584)
Royalty buy out		144,722	144,722
Other (non HUMIRA)	144	—	144

Total	6,254	148,971	155,225

General and administration expenses Litigation expenses of £3.9 million were incurred during 2005 and £2.5 million in 2004, on the legal proceedings with Abbott. CAT received £2.85 million towards its legal costs from Abbott in January 2005, pursuant to the High Court Judgement. These costs were not credited to the P&L account, but were held on the balance sheet in creditors pending resolution of the appeal. In October 2005, CAT received an additional £1.73 million towards its High Court legal costs. Following resolution of the litigation process, the total received from Abbott, of £4.6 million, has been credited against general and administration expenses in CAT’s full year results for 2005. Under the terms of its accounting policy, CAT has not accrued for any legal costs incurred in relation to the litigation process with Abbott that arose subsequent to 30 September 2005.

Finance income The back dated royalty payment received from Abbott in January 2005, and the receipt of all subsequent payments of royalties in excess of 2% argued by Abbott, were held in a separate account pending resolution of the litigation process. All interest earned on these monies was held in creditors on the balance sheet, given it was also potentially repayable should Abbott have won its appeal. Subsequent to the Settlement Agreement, interest earned on these monies has been released to the profit and loss account.

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005 | 75

ACCOUNTS AND NOTES | NOTES TO THE FINANCIAL STATEMENTS CONT.

3 Turnover and loss on ordinary activities before taxation

Turnover and loss on ordinary activities before taxation relate solely to the principal activity and are attributable to the continuing operations of the Group, substantially all of which take place in the United Kingdom. The Group is managed as one overall segment with results of operations and cash flows reviewed by the chief operating decision maker on a Group wide basis.

Turnover principally consists of licence fees, milestone payments, fees for research and development services provided under corporate agreements and royalties.

	2005 £’000	2004 £’000	2003 £’000
Total turnover	195,315	18,194	11,417
Less: intra-Group eliminations	(1,351)	(2,269)	(2,674)

Consolidated turnover	193,964	15,925	8,743

Consolidated turnover was generated from customers in the following geographical areas:

	2005 £’000	2004 £’000	2003 £’000
Europe	1,306	718	251
United States of America	5,282	6,474	6,665
Bermuda(i)	185,243	6,328	—
Rest of the World	2,133	2,405	1,827

	193,964	15,925	8,743

(i)	Consists of royalties received from Abbott.

Net assets of £859,000 (excluding creditors eliminated on consolidation of £26,053,000) (2004: net assets of £509,000, excluding creditors eliminated on consolidation of £20,176,000) and total assets of £859,000 (2004: £509,000) are held in the United States of America. A net loss of £5,114,000 (2004: £5,770,000) arose in the United States of America.

Consolidated turnover by type:

	2005 £’000	2004 £’000	2003 £’000
Royalties (see note 2)	185,243	6,328	—
Licence fees	5,168	4,601	2,590
Technical milestones	1,099	1,610	225
Clinical milestones	1,118	1,091	1,850
Contract research fees	356	1,829	3,904
Other	980	466	174

Total	193,964	15,925	8,743

76 | CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005

3 Turnover and loss on ordinary activities before taxation cont.

During the financial years ended 30 September 2005, 2004 and 2003 certain customers individually contributed more than 10% of the Group’s revenue in each year. The amounts of those individual contributions in order of size by year were as follows:

	%	£’000
2005 Customer contributing greatest % to revenue	96	185,811

Total	96	185,811

2004 Customer contributing greatest % to revenue	45	7,159
2004 Customer contributing second greatest % to revenue	14	2,173
2004 Customer contributing third greatest % to revenue	13	2,080

Total	72	11,412

2003 Customer contributing greatest % to revenue	28	2,476
2003 Customer contributing second greatest % to revenue	21	1,885
2003 Customer contributing third greatest % to revenue	14	1,250

Total	63	5,611

As at 30 September 2005 the customer shown above constituted 82% of the Group’s trade receivables. As at 30 September 2004, the three customers shown above constituted 36% of the Group’s trade receivables.

A significant proportion of revenue in each financial year is derived from a relatively concentrated customer base. As a result, there is a risk that factors affecting that customer base may have an adverse effect on the Group’s financial condition and results of operation.

4 Oxford GlycoSciences

In January 2003, the Company and Oxford GlycoSciences Plc (OGS) announced that they had agreed the terms of a merger of the two groups by way of a share for share exchange. CAT’s shareholders subsequently approved the merger at an Extraordinary General Meeting held in February. However, a decline in CAT’s share price depressed the value of CAT’s offer. A competing offer made to OGS shareholders by Celltech Group plc subsequently became unconditional. Professional fees incurred of £1.7 million relating to the offer made for OGS were offset against a break fee of £1.1 million received from OGS. The net cost of £0.6 million was recorded in general and administrative costs during the year ended 30 September 2003.

5 Loss on ordinary activities before taxation

	2005 £’000	2004 £’000	2003 £’000
The loss on ordinary activities before taxation is stated after charging (crediting):
Depreciation and amounts written off tangible fixed assets:
– owned assets	2,355	2,488	2,714
– leased assets	338	338	275
Amortisation of intangible fixed assets	375	1,051	1,050
Impairment provision in respect of intangible fixed assets	2,876	—	—
Auditors’ remuneration – audit Deloitte & Touche LLP	44	39	35
– audit related fees Deloitte & Touche LLP	308	45	384
– other Deloitte & Touche LLP	—	—	—
Foreign exchange (gain)/loss	(449)	1,089	835
(Profit)/loss on disposal of tangible fixed assets	(2)	(3)	94
Operating lease rentals:
– plant and machinery	76	56	46
– other operating leases	1,960	2,107	1,781
Allocations under equity participation schemes	588	454	521

Deloitte & Touche converted to LLP status on 1 August 2003. The above figures for Deloitte & Touche LLP cover both Deloitte & Touche and Deloitte & Touche LLP.

Audit related fees paid to Deloitte & Touche LLP include fees in respect of reporting accountant work and in connection with the filing of a shelf registration in 2003. In 2005, they comprise fees in respect of reporting accountant work regarding the AstraZeneca agreement and reviews performed of Sarbanes Oxley S404 controls documentation and IFRS restatement of results.

The Group recharged audit fees of £10,000 to the Company (2004: £10,000).

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005 | 77

ACCOUNTS AND NOTES | NOTES TO THE FINANCIAL STATEMENTS CONT.

6 Finance income (net)

	2005 £’000	2004 £’000	2003 £’000
Interest receivable	7,507	4,205	4,416
Interest payable on finance leases	(46)	(75)	(56)
Other interest payable	(187)	—	—

	7,274	4,130	4,360

7 Staff costs

The average monthly number of persons (including Executive Directors) employed by the Group during the year was:

	2005	2004	2003
Management and administration	74	52	47
Research and development	210	231	249

	284	283	296

	£’000	£’000	£’000
Their aggregate remuneration comprised:
Wages and salaries(i)	13,289	11,657	11,669
Social security costs – charge provided on unapproved options	15	1	13
– on wages and salaries	1,377	1,253	1,190
Other pension costs	1,061	1,009	988

	15,742	13,920	13,860

(i)	Where options are granted at less than market value, the Group recognises a charge that reflects the intrinsic value of awards made. This charge is included in wages and salaries.

Further audited information on Directors’ remuneration is contained in the Remuneration Report on page 62.

The Group has made a provision for employer’s National Insurance payable on certain options granted under the CSOP part B scheme in December 1999. The liability will not crystallise until the options are exercised (they are exercisable from December 2002) and the ultimate liability will be determined by the difference between the exercise price paid by the employee and the market price on exercise and on the then prevailing rate for employer’s contributions.

The options are exercisable subject to the condition that the proportionate increase in the closing price of shares in the Company over a specified period must exceed the proportionate increase in the total return on the FTSE All Share Index. The specified period began on the date of grant and ended between the third and fourth anniversary of the date of grant. The performance condition was satisfied during this period.

The provision has been made systematically by reference to the market value of the shares at the balance sheet dates over the period from the date of grant to the end of the performance period, and from that date to the date of actual exercise the provision is being adjusted by reference to changes in market value.

The provision and corresponding charges to the profit and loss account will be affected by: the elapse of performance periods; the remaining number and option price of shares under option; and the market value of the shares.

The market price of shares at the year end was £7.44. If that price and the relevant number of shares under option remained unchanged, the charge for a further year would be nil given that the full provision has now been accounted for. If the market value of the shares were to increase by 10% over that at the year end, the charge would increase by £18,000.

78 | CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005

8 Taxation

	2005 £’000	2004 £’000	2003 £’000
UK Corporation Tax	(1,047)	—	—
Research and development tax credit	—	—	3,148
Overseas taxation	—	(64)	(575)

	(1,047)	(64)	2,573

During the year ended 30 September 2003 the Group received a refund of £3,148,000 in respect of the surrender of tax losses created through research and development for the year ended 30 September 2002.

Overseas taxation is the tax withheld on the licence payments received from Chugai.

The tax assessed for the year differs from that resulting from applying the standard rate of corporation tax in the UK of 30% (2004: 30%; 2003: 30%). The differences are explained below:

	2005 £’000	2004 £’000	2003 £’000
Loss on ordinary activities before tax	(530)	(38,062)	(41,764)

Tax at 30% thereon	(159)	(11,419)	(12,530)
Effects of:
Increase in losses carried forward	553	10,290	14,212
Expenses not deductible for tax purposes	751	806	(438)
Capital allowances in deficit/(excess) of depreciation	(99)	317	(1,186)
Utilisation of tax losses in respect of research and development tax credit	—	—	(3,148)
Movement in short term timing differences	8	6	(58)
Accounting profit on chargeable assets	(7)	—	—

	1,047	—	(3,148)

Overseas taxation	—	64	575

	1,047	64	(2,573)

Analysis	of deferred tax balances:

	2005 £’000	2004 £’000
Short term timing differences	(176)	(168)
Accelerated capital allowances	1,976	2,315
Tax losses available	(39,450)	(39,272)

Total unprovided deferred tax asset	(37,650)	(37,125)

At 30 September 2005 the Group had tax losses of approximately £133 million (2004: £131 million, 2003: £100 million) available for relief against future taxable profits. Due to the availability of tax losses there is no provision for deferred taxation. A deferred tax asset amounting to £39 million representing such losses has not been recognised. The deferred tax asset would become recoverable should the Group generate relevant taxable profits against which the tax losses would be offset.

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005 | 79

ACCOUNTS AND NOTES | NOTES TO THE FINANCIAL STATEMENTS CONT.

9 Loss per share

Basic net loss per share is calculated by dividing net loss for the financial year by the weighted average number of ordinary shares outstanding during the year. The computation of diluted net loss per share reflects the potential dilution that could occur if dilutive securities and other contracts to issue ordinary shares were exercised or converted into ordinary shares or resulted in the issue of ordinary shares that then shared in the net loss of the Group.

Potentially dilutive issuable shares are included in the calculation of diluted loss per share if their issue would increase net loss per share or decrease net profit per share. Since the Group has reported losses, and it is inappropriate to assume the exercise of out-of-the-money options, its basic and diluted loss per share are therefore equal.

For the years ending 30 September 2005, 2004 and 2003 there were respectively 679,011, 352,176 and 289,640 potentially dilutive issuable shares attributable to the exercise of outstanding options that were excluded from the calculation of diluted loss per share. No adjustments were made to reported net loss in the computation of net loss per share.

Loss per ordinary share (basic and diluted) is based on the loss for the financial year of £1,577,000 (2004: £38,126,000, 2003: £39,191,000) and a weighted average number of ordinary shares of 49,381,476 (2004: 40,866,684, 2003: 36,440,993).

10 Intangible fixed assets

Group	Licences £’000	Patents £’000	Total £’000
Cost:
At 1 October 2004 and 30 September 2005	4,740	5,265	10,005
Amortisation:
At 1 October 2004	1,864	2,309	4,173
Charge for the year	—	375	375
Impairment provision	2,876	—	2,876

At 30 September 2005	4,740	2,684	7,424

Net book value:
At 30 September 2005	—	2,581	2,581

At 30 September 2004	2,876	2,956	5,832

As part of an impairment review of intangible assets, it was deemed appropriate to write down the carrying value of the licences to nil.

The Company has no intangible fixed assets.

The weighted average useful life of the patents is 14 years. The weighted average useful life of the licences is seven years. The overall weighted average life of all intangibles is 11 years.

Estimated amortisation expense relating to these intangible assets for each of the years ending 30 September 2006 to 2009 inclusive is £373,000.

80 | CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005

11 Tangible fixed assets

Group	Freehold land and buildings £’000	Fixtures and fittings £’000	Laboratory equipment £’000	Office equipment £’000	Motor vehicles £’000	Total £’000
Cost:
At 1 October 2004	785	11,792	12,862	2,216	20	27,675
Additions	—	181	1,428	428	—	2,037
Disposals	—	—	(46)	—	—	(46)
Written down	—	(2,510)	(2,500)	(463)	(6)	(5,479)

At 30 September 2005	785	9,463	11,744	2,181	14	24,187

Depreciation:
At 1 October 2004	286	3,724	9,953	1,330	20	15,313
Charge for the year	49	511	1,715	418	—	2,693
Eliminated in respect of disposals	—	—	(46)	—	—	(46)
Eliminated in respect of write downs	—	(2,494)	(2,472)	(507)	(6)	(5,479)

At 30 September 2005	335	1,741	9,150	1,241	14	12,481

Net book value:
At 30 September 2005	450	7,722	2,594	940	—	11,706

At 30 September 2004	499	8,068	2,909	886	—	12,362

Leased assets included above:
Net book value:
At 30 September 2005	—	43	216	172	—	431

At 30 September 2004	—	45	400	324	—	769

The Company has no tangible fixed assets.

12 Fixed asset investments

	Group Other investments £’000	Company Subsidiary undertakings £’000
Cost:
At 1 October 2004	3,157	177,057
Disposals(i)	(643)	—

At 30 September 2005	2,514	177,057

Provisions for impairment:
At 1 October 2004 and at 30 September 2005	215	—

Net book value:
At 30 September 2005	2,299	177,057

At 30 September 2004	2,942	177,057

(i)	During August 2003 CAT received 588,160 newly issued shares from MorphoSys, a company listed in Germany, under the terms of an agreement dated 23 December 2002, in consideration for which MorphoSys received a patent licence from CAT. The opening cost of other investments includes the net value of these shares, that is, excluding the amount due to The Scripps Research Institute, Stratagene and the Medical Research Council, these amounts have been included within current asset investments. During the year, CAT sold some of its MorphoSys shares, generating a profit on disposal of £1,461,000.

The investment was valued by applying the share price of the MorphoSys shares on the date that CAT became the beneficial owner of the shares, on 26 August 2003. The market value of this investment at 30 September 2005 was £9,729,000 (30 September 2004: £8,436,000).

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005 | 81

ACCOUNTS AND NOTES | NOTES TO THE FINANCIAL STATEMENTS CONT.

12 Fixed asset investments cont.

The subsidiary undertakings of the Company, all of which are consolidated, are as follows:

	Country of incorporation and operation	Principal activity	Percentage of ordinary shares held
Cambridge Antibody Technology Limited	England	Research and development	100%
Optein Inc. (trading as Aptein Inc.)	USA	Research and development	100%
Tagred Limited	England	Dormant	100%

13 Debtors

	Group 2005 £’000	Group 2004 £’000	Company 2005 £’000	Company 2004 £’000
Due within one year:
Trade debtors	5,919	405	—	—
Due from subsidiary undertakings	—	—	27,378	7,588
Other debtors	3,725	1,051	—	19
Prepayments and accrued income(i)	3,762	3,004	1,805	750

	13,406	4,460	29,183	8,357

Due after more than one year:
Trade debtors	1,160	—	—	—

	1,160	—	—	—

(i)	Includes accrued interest of £1,986,000 (2004: £750,000).

As explained in note 2, under the terms of the Settlement Agreement, Abbott paid CAT the sum of US$255 million, which CAT immediately paid on to its licensors in lieu of their entitlement to royalties from 1 January 2005. Therefore the amount received from Abbott has not been recorded in debtors (neither has the amount paid to CAT’s licensors been recorded in creditors) as at 30 September 2005.

14 Short term investments

	Group 2005 £’000	Group 2004 £’000	Company 2005 £’000	Company 2004 £’000
Liquid resources:
Floating rate notes	26,986	29,985	26,986	29,985
Certificates of deposit	126,270	49,000	102,270	49,000
Term deposits	2,824	13,574	2,102	13,574

	156,080	92,559	131,358	92,559
Listed investments (see note 12)	312	502	—	—

	156,392	93,061	131,358	92,559

Market value of listed investments	1,319	1,440	—	—

The Group holds cash which is surplus to current requirements, but which will be required to finance future operations, in Sterling primarily and US Dollars, in interest bearing marketable securities as described in note 17.

82 | CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005

15 Creditors

	Group 2005 £’000	Group 2004 £’000	Company 2005 £’000	Company 2004 £’000
Amounts falling due within one year:
Bank overdraft	803	1,512	—	—
Obligations under finance leases	405	376	—	—
Trade creditors	1,429	1,263	—	—
Amounts owed to subsidiary undertakings	—	—	—	21,175
Corporation tax	1,047	—	1,047	—
Taxation and social security	417	—	—	—
Other creditors(i)	9,648	504	—	—
Accruals(ii)	11,078	6,344	45	30
Deferred income	4,977	5,604	—	—

	29,804	15,603	1,092	21,205

(i)	Includes an one-off payment due of £9.2 million.

(ii)	Includes accrued employee benefits of £1,244,000 and other accrued liabilities of £8,080,000 (2004: accrued employee benefits of £1,159,000 and other accrued liabilities of £3,400,000).

The bank overdraft comprised payments to suppliers and other third parties which were in the course of presentation at the year end.

As explained in note 2, under the terms of the Settlement Agreement, Abbott paid CAT the sum of US$255 million, which CAT immediately paid on to its licensors in lieu of their entitlement to royalties from 1 January 2005. Therefore the amount paid to CAT’s licensors has not been recorded in creditors (neither has the amount received from Abbott been included in debtors) as at 30 September 2005.

16 Creditors

	Group 2005 £’000	Group 2004 £’000
Amounts falling due after more than one year:
Obligations under finance leases	40	444
Deferred income	18,575	20,206

	18,615	20,650

Borrowings are repayable as follows –
Bank overdraft:
Due within one year or on demand (note 15)	803	1,512

Finance leases:
Due within one year (note 15)	405	376
Due in more than one year but not more than two years	40	405
Due in more than two years but not more than five years	—	39

	445	820

Total due within one year or on demand	1,208	1,888
Total due in more than one year but not more than two years	40	405
Total due in more than two years but not more than five years	—	39

	1,248	2,332

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005 | 83

ACCOUNTS AND NOTES | NOTES TO THE FINANCIAL STATEMENTS CONT.

17 Financial instruments

The financial instruments of the Group comprise cash, liquid resources and debtors and creditors arising in the normal course of business. The Group does not trade in financial instruments or derivatives.

The Group’s liquid resources are managed on a discretionary basis by a third party. The mandate under which the fund managers operate includes the following criteria:

•	Investments only in freely negotiable instruments or deposits with specified banks and building societies.

•	For the whole fund, minimum credit ratings for any counterparty, with further restrictions for particular types of investment.

•	For the whole fund, a minimum credit rating profile and maximum exposures to individual counterparties dependent on their minimum credit ratings.

•	For the whole fund, a maturity profile which is tailored to the Group’s expected cash requirements (as investments are generally held to maturity).

•	No currency exposure or short positions.

These criteria are set by the Audit Committee and are reviewed when deemed necessary. The principal purpose of the Group’s liquid resources is for future funding and hence their safeguarding is considered to be paramount and therefore priority is given to security and liquidity over the yield achieved. The criteria for fund management reflect this. The Audit Committee reviews the return made on the Group’s funds against benchmark market returns quarterly. The majority of the Group’s investments are short term investments and hence exposure to interest rate changes has been minimal. Realisation of losses from interest rate movements is unlikely as investments are generally held to maturity. Declines in interest rates over time will, however, reduce the Group’s interest income.

The results of the Group have not, to date, been materially impacted by exchange rate fluctuations. However, a significant proportion of current and future income is likely to be receivable in United States Dollars which may give rise to transactional currency exposures due to fluctuations in the exchange rate between United States Dollars and Sterling, which is the Group’s functional currency.

Where possible, the Group seeks to match United States Dollar income with United States Dollar expenditure. To date the Group has not hedged any transactional currency exposure but will keep such exposures under review and where appropriate may enter into such transactions in future.

Financial assets and liabilities	Fixed rate financial assets(i) £’000	Floating rate financial assets(ii) £’000	Fixed rate financial liabilities (i) £’000	Financial liabilities on which no interest is paid(iii) £’000	Total £’000
At 30 September 2005
Sterling assets/(liabilities)	2,000	153,000	(445)	(803)	153,752
United States Dollar assets	—	21,357	—	—	21,357
Other assets	—	4	—	—	4

Book value	2,000	174,361	(445)	(803)	175,113

Fair value	2,000	174,415	(445)	(803)	175,167

Financial assets and liabilities	Fixed rate financial assets(i) £’000	Floating rate financial assets(ii) £’000	Fixed rate financial liabilities (i) £’000	Financial liabilities on which no interest is paid (iii) £’000	Total £’000
At 30 September 2004
Sterling assets/(liabilities)	8,000	84,758	(820)	(608)	91,330
United States Dollar assets	—	1,571	—	—	1,571
Other assets	—	3	—	—	3

Book value	8,000	86,332	(820)	(608)	92,904

Fair value	7,969	86,343	(820)	(608)	92,884

(i)	Interest rates determined for more than one year.

(ii)	Interest rates determined at least once a year.

(iii)	Net of offsets, where applicable.

In addition, CAT holds shares in MorphoSys at a cost of £2,299,000 (2004: £3,157,000) as fixed asset investments which are non-interest bearing. (See note 12.)

84 | CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005

17 Financial instruments cont.

The weighted average return on the fixed rate financial assets was 4.8% (2004: 4.5%), which was fixed over a weighted average term of 1.0 years (2004: 1.5 years). The returns achieved on fixed and floating rate financial assets are determined by money market rates prevailing at the date a transaction is entered into.

The weighted average interest rate on the fixed rate financial liabilities was 14.8% (2004: 14.8%) which was fixed over a weighted average term of 3.8 years (2004: 3.8 years).

In this disclosure financial assets comprise liquid resources and cash at bank and in hand. Short term debtors and creditors have been excluded. The financial liabilities on which no interest is paid comprise payments to third parties in the course of presentation. These are payable on demand. There are no undrawn committed borrowing facilities. The Directors do not consider the deferred income balances to be financial liabilities where monies received are non-refundable. Fair value of marketable securities is determined by reference to market value.

Currency exposures At the year end the Group’s individual operations had the following net monetary assets and liabilities in currencies other than their functional currency.

	USD £’000	Sterling £’000	Other £’000	Total £’000
At 30 September 2005
Functional currency: Sterling	22,858	—	(39)	22,819
United States Dollar	—	(11,777)	—	(11,777)

	22,858	(11,777)	(39)	11,042

	USD £’000	Sterling £’000	Other £’000	Total £’000
At 30 September 2004
Functional currency: Sterling	820	—	(395)	425
United States Dollar	—	(7,587)	—	(7,587)

	820	(7,587)	(395)	(7,162)

Transactions in foreign currency monetary assets and liabilities give rise to currency gains and losses in the profit and loss account.

18 Called-up share capital and share premium

Authorised	2005 £’000	2004 £’000
75,000,000 (2004: 75,000,000) ordinary shares of 10p each	7,500	7,500

During the year the Directors exercised their powers to allot ordinary shares as shown in the table below.

Allotted, called-up and fully paid	10p ordinary shares Number	Issued share capital £’000	Share premium £’000
At 1 October 2004	41,109,938	4,111	226,829
Issued to the Share Incentive Plan	109,450	11	568
Exercise of options	189,551	19	645
In lieu of fees(i)	12,946	1	80
To AstraZeneca (as part of a subscription agreement) in December 2004(ii)(iii)	10,217,983	1,022	73,682

At 30 September 2005	51,639,868	5,164	301,804

(i)	All Non-Executive Directors elected to take 25% of their basic annual fees in shares.

(ii)	Net of expenses.

(iii)	Shares were issued at a price of £7.34 per share, representing a premium of 27.3% over the average closing price of a CAT share for the five days preceding the execution of the Subscription Agreement.

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ACCOUNTS AND NOTES | NOTES TO THE FINANCIAL STATEMENTS CONT.

18 Called-up share capital and share premium cont.

At 30 September 2005 options had been granted over ordinary shares of the Company as follows:

	Exercise price		Earliest date exercisable	Latest date exercisable	Notes		Maximum number
Old schemes	US$	4.80	19 Apr 1999	19 Apr 2006			75,000
		£3.00	4 Sept 1999	3 Sept 2006			1,500
CSOP		£5.00	24 Mar 2000	23 Mar 2007	(i	)	24,700
		£5.00	24 Mar 2000	23 Mar 2007	(i	)	28,700
		£5.00	19 Dec 2000	18 Dec 2007	(i	)	20,500
		£5.00	25 Jun 2001	24 Jun 2008	(i	)	25,000
		£5.00	27 Nov 2001	26 Nov 2008	(i	)	15,000
		£2.42	27 Nov 2001	26 Nov 2005	(i	)	44,061
		£2.42	27 Nov 2001	26 Nov 2008	(i	)	19,224
		£2.87	3 Dec 2002	2 Dec 2006	(i	)	189,216
		£2.87	3 Dec 2002	2 Dec 2009	(i	)	31,163
		£30.54	1 Dec 2003	30 Nov 2007	(iii	)	9,360
		£30.54	1 Dec 2003	30 Nov 2010	(iii	)	1,063
		£25.66	25 May 2004	24 May 2011	(iii	)	487
		£17.07	30 Nov 2004	29 Nov 2008	(ii	)	27,322
		£17.07	30 Nov 2004	29 Nov 2011	(ii	)	31,341
		£17.04	4 Dec 2004	3 Dec 2008	(ii	)	63,252
		£17.04	4 Dec 2004	3 Dec 2011	(ii	)	1,341
		£10.83	24 May 2005	23 May 2012	(ii	)	76,034
		£5.13	22 Nov 2005	21 Nov 2012	(ii	)	193,665
		£5.13	22 Nov 2005	21 Nov 2012	(iv	)	35,796
		£4.60	23 May 2006	22 May 2013	(ii	)	201,064
		£4.60	23 May 2006	22 May 2013	(iv	)	36,739
		£4.31	21 Nov 2006	20 Nov 2013	(ii	)	227,160
		£4.38	12 Dec 2006	11 Dec 2013	(ii	)	5,000
		£5.24	21 May 2007	20 May 2014	(ii	)	127,959
CSOP – granted in year and outstanding at 30 September 2005		£5.95	29 Nov 2007	28 Nov 2014	(vi	)	199,200
		£7.22	30 Dec 2007	29 Dec 2014	(vi	)	6,000
		£5.69	19 May 2008	18 May 2015	(vi	)	81,720
EIP		£0.10	20 Feb 2007	19 Feb 2010	(iv	)	113,373
		£0.10	20 Feb 2007	19 Feb 2010	(v	)	43,506
		£0.10	25 May 2007	24 May 2010	(iv	)	19,742
EIP – granted in year and outstanding at 30 September 2005		£0.10	30 Dec 2007	30 Dec 2010	(iv	)	113,247
		£0.10	4 Mar 2008	4 Mar 2011	(v	)	26,979
		£0.10	24 May 2008	24 May 2011	(iv	)	18,442

Total							2,133,856

(i)	These options were subject to the condition as stated in note (ii) below. This condition had been satisfied as at 30 September 2005.

(ii)	These options are exercisable subject to the condition that the proportionate increase in the closing price of shares in the Company over a specified period must exceed the increase in the Total Shareholder Return (TSR) for the FTSE All Share Index. The specified period begins on the date of grant and ends between the third and fourth anniversary of the date of grant. In certain circumstances, such as the death of an employee, the rules of the CSOP permit the Directors to allow options which have been granted but which have not vested to be exercised provided the exercise takes place within the period prescribed in the CSOP rules in relation to these circumstances.

(iii)	These options have failed to meet the performance condition as stated in (ii) above. Under the rules of the CSOP there are however certain circumstances where the option will become exercisable eg, in the case of redundancy notwithstanding the fact that the performance condition has not been satisfied. Certain of the options granted on these dates have not therefore lapsed notwithstanding the fact the performance condition has not been met.

(iv)	The extent to which the option or award will become exercisable will be determined on a linear sliding scale on the third anniversary of the date of grant based on the extent to which the TSR for the Company exceeds the percentage increase in the TSR for the FTSE All Share Index by an amount of between 0% and 33%. In relation to the CSOP there are certain circumstances where this condition may not apply. These are detailed in note (ii) above. In relation to the EIP, the Remuneration Committee has discretion to determine the extent to which the performance condition will apply in certain circumstances eg, in relation to redundancy.

(v)	The applicable Performance Condition is described under the heading Executive Incentive Plan on page 59 of the Remuneration Report. In relation to the EIP, the Remuneration Committee has discretion to determine the extent to which the performance condition will apply in certain circumstances eg, in relation to redundancy.

(vi)	These options are exercisable subject to the condition that the proportionate increase in the closing price of shares in the Company over a specified period must exceed the increase in the Total Shareholder Return (TSR) for the FTSE All Share Index. The specified period begins on the date of grant and ends on either the third or the fourth anniversary of the grant date. There are certain circumstances where this performance condition may not apply. These are detailed in note (ii) above.

86 | CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005

19 Profit and loss account and other reserve

	Group Profit and loss £’000	Group Other reserve £’000	Company Profit and loss £’000
At 1 October 2004	(159,314)	13,456	25,839
Retained (loss)/profit for the year	(1,577)	—	3,708
Employee share options(i)	286	—	—
Foreign exchange translation	(413)	—	—

At 30 September 2005	(161,018)	13,456	29,547

(i)	Where options are granted at less than market value, the Group recognises a charge that reflects the intrinsic value of awards made. This is offset by a credit to the profit and loss account reserve.

The other reserve represents the share premium account of CAT Limited and arises on consolidation from the application of merger accounting principles to the acquisition of that company.

20 Reconciliation of movements in Group shareholders’ funds

	2005 £’000	2004 £’000
Loss for the financial year	(1,577)	(38,126)
Other recognised gains and losses relating to the year	(413)	1,099

	(1,990)	(37,027)
New shares issued (net of expenses)	76,028	14,223
Employee share options	286	144

Net increase/(decrease) in shareholders’ funds	74,324	(22,660)
Opening shareholders’ funds	85,082	107,742

Closing shareholders’ funds	159,406	85,082

21 Reconciliation of operating loss to operating cash flows

	2005 £’000	2004 £’000	2003 £’000
Operating loss	(9,265)	(42,192)	(46,124)
Depreciation charge	2,693	2,826	2,989
Amortisation and impairment of intangible assets	3,251	1,051	1,050
(Profit)/loss on disposal of fixed assets	(2)	(3)	94
Shares received from MorphoSys	—	—	(3,589)
Write down of fixed asset investment	—	215	—
EIP charge	286	144	—
Increase in debtors	(8,871)	(24)	(1,285)
(Decrease)/increase in deferred income	(2,258)	4,086	10,597
Increase in creditors (excluding deferred income)	14,005	2,830	449

Net cash outflow from operating activities	(161)	(31,067)	(35,819)

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005 | 87

ACCOUNTS AND NOTES | NOTES TO THE FINANCIAL STATEMENTS CONT.

22 Analysis of cash flows

	2005 £’000	2004 £’000	2003 £’000
Returns on investments and servicing of finance:
Interest received	6,272	4,295	5,095
Interest element of finance lease rentals	(49)	(78)	(46)

Net cash inflow	6,223	4,217	5,049

Taxation:
Research and development tax credit received	—	—	5,785
Overseas tax paid	—	(64)	(575)

Net cash (outflow)/inflow	—	(64)	5,210

Capital expenditure and financial investment:
Purchase of intangible fixed assets	—	—	(2,673)
Purchase of tangible fixed assets	(1,998)	(1,032)	(5,413)
Proceeds from the sale of tangible fixed assets	2	6	4
Proceeds from the sale of fixed asset investments	2,104	—	—

Net cash inflow/(outflow)	108	(1,026)	(8,082)

Management of liquid resources:
Decrease/(increase) in term deposits	10,750	(11,647)	1,769
Net (purchase)/sale of securities	(74,271)	27,004	17,009

Net cash (outflow)/inflow	(63,521)	15,357	18,778

Financing:
Issue of ordinary share capital	76,028	14,223	10,562
Proceeds from new finance lease commitments	—	—	1,389
Capital elements of finance lease rental payments	(375)	(348)	(221)

Net cash inflow	75,653	13,875	11,730

Liquid resources comprise current asset investments in negotiable securities and cash deposits.

23 Analysis and reconciliation of net funds

	1 October 2004 £’000	Cash flow £’000	Exchange movement £’000	30 September 2005 £’000
Cash at bank and in hand	2,678	17,593	10	20,281
Overdrafts	(1,512)	709	—	(803)

		18,302	10
Liquid resources	92,559	63,521	—	156,080

Net cash and liquid resources	93,725	81,823	10	175,558
Finance leases	(820)	375	—	(445)

Net funds	92,905	82,198	10	175,113

88 | CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005

23 Analysis and reconciliation of net funds cont.

	2005 £’000	2004 £’000	2003 £’000
Increase/(decrease) in cash in the year	18,302	1,292	(3,134)
Decrease/(increase) in liquid resources	63,521	(15,357)	(18,778)
Cash outflow/(inflow) from increase in lease financing	375	348	(1,168)

Change in net funds resulting from cash flows	82,198	(13,717)	(23,080)
Exchange movement	10	(38)	(35)

Movement in net funds in year	82,208	(13,755)	(23,115)
Net funds at 1 October 2004	92,905	106,660	129,775

Net funds at 30 September 2005	175,113	92,905	106,660

24 Financial commitments

Capital commitments of the Group were as follows:

	Group 2005 £’000	Group 2004 £’000
Contracted but not provided for	70	2

In the next year the Group has operating lease commitments as follows, categorised by period to expiry.

	Land and buildings 2005 £’000	Other 2005 £’000	Land and buildings 2004 £’000	Other 2004 £’000
Expiry date:
– within one year	—	—	—	—
– between two and five years	—	128	—	64
– after five years	1,957	—	2,001	—

The Company had no capital or operating lease commitments.

25 Pension arrangements

The Group operates a group personal pension plan which is a defined contribution plan. Group contributions payable for the year to 30 September 2005 were £1,061,000 (2004: £1,009,000; 2003: £988,000).

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ACCOUNTS AND NOTES | NOTES TO THE FINANCIAL STATEMENTS CONT.

26 Post balance sheet event

In addition to the Settlement Agreement reached with Abbott, which has been accounted for as an adjusting post balance sheet event as described in note 2, the following post balance sheet event occurred. This has not been accounted for in the results for the year ended 30 September 2005.

On 1 November 2005, CAT announced the acquisition of product candidates GCR-3888 and GCR-8015 from Genencor, a subsidiary of Danisco, based in Palo Alto, California. CAT has hired ten key former staff of Genencor who will continue to be responsible for the development of these programmes, and has thereby established a CAT operation in the US for the first time. This will be based in Palo Alto, California.

The consideration for the acquisition is up to US$16 million, of which US$14 million was paid by CAT on closing, on 4 November 2005. Simultaneously Genencor subscribed US$14 million for 1,170,277 new CAT ordinary shares. CAT may be required to pay Genencor additional consideration of up to US$2 million, payable in either cash or shares at CAT’s option contingent on the availability for use in a clinical trial of bulk product material of GCR-8015 produced by Genencor.

27 Litigation

In November 2003 CAT commenced legal proceedings against Abbott Biotechnology Limited and Abbott GmbH in the High Court in London concerning the levels of royalties due to CAT under a license agreement between the parties. In December 2004 the High Court ruled in CAT’S favour. In January 2005 the Judge denied Abbott leave to appeal and further ordered that Abbott contribute to CAT’s legal costs. In February 2005 the Court of Appeal granted leave to appeal and a hearing was set for October 2005. Since year end the matter was settled and the hearing did not take place. Financial terms of the settlement are disclosed in note 2. Under the terms of the Settlement Agreement, Abbott will pay CAT a reduced royalty of 2.688% together with five annual payments of US$9.375 million commencing January 2006 contingent on the continued sale of HUMIRA. $2 million from each of these payments will be payable to CAT’s licensors. CAT will also retain royalties previously received from Abbott up to 31 December 2004 net of £7.6 million which will be paid to CAT’s licensors. In addition, Abbott paid CAT US$255 million which CAT paid to its licensors the Medical Research Council, Scripps Institute and Stratagene in lieu of their entitlement to royalties on sales of HUMIRA. Abbott will also pay a reduced royalty of 4.75% on any future sales of ABT-874 (a second drug candidate covered by the licence agreement) from which CAT will pay a portion to the MRC and other licensors pursuant to CAT’s prior arrangements with them.

CVC, a former shareholder of CAT Limited, has alleged in US Federal Court for the Southern District of New York that CAT Limited was required, under the terms of a subscription agreement entered into in 1993, to issue anti-dilution shares to CVC, equivalent to 25,790 ordinary shares. The Group believes that CVC’s claim is groundless. However, the Group cannot assure investors as to the outcome of this litigation. If CVC was successful in such proceedings, the Group has been advised that it would also be required to issue ordinary shares to certain other shareholders who received shares in 1993 in similar circumstances as CVC. The Group estimates that the total number of ordinary shares which would be required to be issued in these circumstances would be approximately 763,000. In connection with these proceedings, both parties filed cross motions for summary judgement in 1999, which were denied in May 2000. Since then there has been no change in the status of proceedings. The Directors continue to believe that the proceedings have no merit, and accordingly, no provision has been made.

90 | CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005

28 Reconciliation to US GAAP

Summary of significant differences between UK GAAP followed by the Group and US GAAP The Group’s consolidated financial statements have been prepared in accordance with UK GAAP, which differs in certain significant respects from accounting principles generally accepted in the United States of America (US GAAP). The following is a summary of adjustments to net loss and shareholders’ funds required when reconciling such amounts recorded in the financial statements to the corresponding amounts in accordance with US GAAP.

Reconciliation of net loss from UK GAAP to US GAAP

	Notes		2005 £’000	2004 £’000	2003 £’000
Net loss as reported under UK GAAP			(1,577)	(38,126)	(39,191)
Adjustments for:(i)
Compensation costs under variable plan accounting for stock options	(a	)	—	—	(597)
Acquisition of Aptein Inc.	(b	)	(16)	(16)	(16)
Revenue recognition	(c	)	422	422	422
Accounting for National Insurance on share options	(d	)	15	2	13
Employee share options	(e	)	286	144	—
Direct costs	(f	)	(909)	909	—
Foreign exchange difference	(g	)	241	(20)	(250)

Net loss as reported under US GAAP			(1,538)	(36,685)	(39,619)

(i)	The deferred tax effect of reconciling items has not been reflected as, where a deferred tax asset arises, a valuation allowance would be recognised against that asset, and where a deferred tax liability arises, the valuation allowance would be reduced accordingly.

Loss per share under US GAAP Under US GAAP, the Group would compute loss per share under Statement of Financial Accounting Standards (SFAS) No. 128, ‘Earnings per Share’. Under SFAS No. 128, basic net loss per ordinary share is computed by dividing net loss by the weighted average number of ordinary shares outstanding during the period. The computation of diluted net loss per share reflects the potential dilution that could occur if dilutive securities and other contracts to issue ordinary shares were exercised or converted into ordinary shares or resulted in the issue of ordinary shares that then shared in the net loss of the Group. Diluted net loss per ordinary share for CAT is the same as basic net loss per ordinary share as the effects of the Company’s potential dilutive securities (employee options) are antidilutive. Under UK GAAP, the basis of calculation is the same. However, since different net losses are produced under US GAAP and UK GAAP the net loss per share under US GAAP is presented below:

	2005		2004		2003
Basic and diluted net loss per ordinary share (pence)	3.1	p	89.8	p	108.7	p
Shares used in computing net loss per ordinary share (number)	49,381,476		40,866,684		36,440,993
Antidilutive securities, not included above (number)	679,011		352,176		289,640

Antidilutive securities represent stock options outstanding which have not been included in the calculation of loss per ordinary share as the impact of including such shares in the calculation of loss per share would be antidilutive.

Reconciliation of shareholders’ funds from UK GAAP to US GAAP

	Notes		2005 £’000	2004 £’000	2003 £’000
Shareholders’ funds as reported under UK GAAP			159,406	85,082	107,742
Acquisition of Aptein Inc.	(b	)	79	95	111
Revenue recognition	(c	)	(1,109)	(1,531)	(1,953)
Accounting for National Insurance on stock options	(d	)	111	96	94
Direct costs	(f	)	—	909	—
Unrealised holding gain on available for sale securities (net of deferred tax provision)	(h	)	4,616	5,493	106

Shareholders’ funds as reported under US GAAP			163,103	90,144	106,100

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ACCOUNTS AND NOTES | NOTES TO THE FINANCIAL STATEMENTS CONT.

28 Reconciliation to US GAAP cont.

Movement in shareholders’ equity under US GAAP

	Number of shares	Share capital £’000	Share premium account £’000	Other reserve £’000	Accumulated loss £’000	Total shareholders’ equity £’000
Balance, 30 September 2003	38,338,320	3,834	230,583	13,497	(141,814)	106,100
Shares issued	2,771,618	277	13,946	—	—	14,223
Foreign exchange translation	—	—	—	—	1,119	1,119
Unrealised holding gain on available for sale securities	—	—	—	—	5,387	5,387
Net loss for the year under US GAAP	—	—	—	—	(36,685)	(36,685)

Total comprehensive loss					(30,179)

Balance, 30 September 2004	41,109,938	4,111	244,529	13,497	(171,993)	90,144
Shares issued	10,529,930	1,053	74,975	—	—	76,028
Foreign exchange translation	—	—	—	—	(654)	(654)
Unrealised holding gain on available for sale securities (net of deferred tax provision)	—	—	—	—	(877)	(877)
Net loss for the year under US GAAP	—	—	—	—	(1,538)	(1,538)

Total comprehensive loss					(3,069)

Balance, 30 September 2005	51,639,868	5,164	319,504	13,497	(175,062)	163,103

Total accumulated other comprehensive loss at 30 September 2004 was £8,056,000 (£2,563,000 – foreign currency translations; £5,493,000 – unrealised gain on available for sale securities) and at 30 September 2005 was £6,525,000 (£1,909,000 – foreign currency translations; £4,616,000 – unrealised gain on available for sale securities).

The deferred tax effect of reconciling items has not been reflected as, where a deferred tax asset arises, a valuation allowance would be recognised against that asset, and where a deferred tax liability arises, the valuation allowance would be reduced accordingly.

(a) Compensation costs under variable plan accounting for stock options CAT has granted stock options to employees that will vest upon the attainment of certain targets. Under UK GAAP, there is no accounting for the cost of these grants after the initial grant date. Under US GAAP, Accounting Principles Board (APB) Opinion 25, ‘Accounting for Stock Issued to Employees’, the Company is required to follow variable plan accounting for these grants. The nature of conditions attached to the stock options awards mean that management cannot make a reasonable estimate of the number of shares that will be eventually issued because the Company cannot control the achievements of the conditions. As a consequence, the compensation expense for the stock awards is recorded when and only when the options vest when the target is achieved, based on the difference between the exercise price and market value at that date. Compensation cost recorded for US GAAP purposes in the year ended 30 September 2003 of £597,000 represents the difference between the CAT share price and the exercise price on the US GAAP measurement date for options where the performance period expired. For UK GAAP purposes, as indicated above, such options were accounted for at the time of the initial grant.

(b) Accounting for the acquisition of Aptein Inc. The Company acquired Aptein Inc. (Aptein) in July 1998 for consideration payable partly on completion, the remainder being deferred, payable subject to the achievement of certain conditions. Aptein was acquired for its patent portfolio, which comprised its only material asset. The value of purchase consideration therefore had a corresponding impact on the fair value ascribed to the patents, which are shown in the balance sheet as an intangible asset.

Under UK GAAP, in accordance with FRS 7 ‘Fair Values in Acquisition Accounting’, the fair value of the deferred consideration was recognised immediately and the fair value of the contingent consideration which was payable by the issue of shares in the Company was reported as part of shareholders’ funds as ‘shares to be issued’. The difference between the initial investment of the contingent consideration and the actual amount was recorded as an adjustment to the purchase price in June 1999, when paid. At this time a corresponding adjustment to the value of the intangible asset was also recognised.

Under US GAAP, in accordance with the accounting standard then in force, contingent consideration is not recorded until such time as the contingency is resolved. Accordingly, prior to the actual payment of the contingent consideration the recorded value of the intangible asset under US GAAP was lower than under UK GAAP, resulting in a lower amortisation charge. On payment of the contingent consideration, the amortisation charge under US GAAP increased above UK GAAP as a consequence of the higher unamortised cost.

92 | CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005

28 Reconciliation to US GAAP cont.

(c) Revenue recognition The nature of the Group’s principal revenue streams and the Group’s accounting policy for revenue recognition under UK GAAP are as detailed in note 1.

The treatment of revenues under US GAAP is equivalent to that under UK GAAP except as follows:

Under US GAAP, where licensing arrangements are accompanied by an equity subscription agreement, the series of transactions have been accounted for as a multiple element arrangement. Accordingly the aggregate consideration has been allocated to the two elements of the arrangement as follows. The fair value of the equity subscription is calculated as being the aggregate number of shares issued at the average of the opening and closing share prices on the date of issue. Any deficit or premium arising from the aggregate value of the share subscription over the fair value of the shares is recorded as an adjustment to licence revenues. No such reallocation is made under UK GAAP.

During the years ended 30 September 2005, 2004 and 2003 licence revenues under US GAAP were therefore £422,000 higher due to the recognition of deferred income in the period.

(d) Accounting for National Insurance on share options Under UK GAAP the Company has accounted for a potential liability to National Insurance on employee share options. The provision has been made systematically by reference to the market value of shares at the balance sheet dates over the period from the date of grant to the end of the relevant performance period and from that date to the date of actual exercise the provision is being adjusted by reference to changes in market value. The provision at 30 September 2005 was £111,000 and the net charge for the year then ended amounted to £15,000.

Under US GAAP, Emerging Issues Task Force (EITF) Issue 00-16 ‘Recognition and Measurement of Employer Payroll Taxes on Employee Stock-Based Compensation’, no liability to National Insurance is recognised until such time as the share option is exercised since this is when the liability crystallises. This adjustment removes the timing difference relating to the expense in the income statement.

(e) Employee share options CAT has granted stock options to employees that will vest upon the attainment of certain performance targets. Awards made through the Executive Incentive Plan have been granted at less than market value.

Under UK GAAP, in accordance with UITF 17 (revised 2000), ‘Employee Share Schemes’, the Company recognises a charge that reflects the intrinsic value of these awards made. The charge is recognised in the profit and loss account over the performance period.

Under US GAAP, APB Opinion 25, ‘Accounting for Stock Issued to Employees’, (see note (a) for further details), the Company does not recognise a charge in its profit and loss account until the awards have vested as the performance targets are outside the control of the Group.

(f) Direct costs The Company receives royalties on product sales, and under certain licences and collaboration agreements royalties are then payable to the Medical Research Council and other licensors. In respect of product sales of HUMIRA, the amounts payable to the Medical Research Council and other licensors were dependent on the outcome of the legal proceedings between CAT and Abbott.

Under UK GAAP, accounting for contingencies is governed by FRS 12, ‘Provisions, Contingent Liabilities and Contingent Assets’. FRS 12 requires the recognition of a provision when an entity has a present obligation as a result of a past event; it is probable that a transfer of economic benefits will be required to settle the obligation; and a reliable estimate can be made of the obligation. The term ‘probable’ is defined as ‘more likely than not’, which generally denotes any statistical chance greater than 50%. FRS 12 requires that, where there is a continuous range of possible outcomes, and each point in that range is as likely as any other, the mid-point of that range is used in measuring the provision.

The Company accounted for the royalties potentially payable to the Medical Research Council by applying the principles of FRS 12, and recognised a provision using the mid-point of the expected range of possible outcomes in the 2004 financial year.

Under US GAAP, accounting for contingencies is governed by Financial Accounting Standards Board (FASB) Statement No. 5, ‘Accounting for Contingencies’, and Interpretation No. 14 (FIN 14), ‘Reasonable Estimation of the Amount of a Loss’. Similar to UK GAAP, SFAS 5 requires the recognition of a provision when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. However, the term ‘probable’ as used in US GAAP generally denotes a higher probability than under UK GAAP. Furthermore, where there is a range of possible outcomes, and no amount within the range appears at the time to be a better estimate than any other amount, the minimum amount in the range should be accrued.

Accordingly, under US GAAP, the Company did not recognise a provision in the 2004 financial year as the obligation was not probable and hence, an additional liability was not incurred in respect of the contingent element of royalties discussed above.

Subsequent to the Settlement Agreement reached with Abbott (see note 2 for further details) final amounts due to CAT’s licensors have been agreed between the parties. The reconciling item recorded in 2004 has therefore been reversed in 2005.

(g) Foreign currency translation Under UK GAAP, the results of overseas subsidiaries are translated at the closing exchange rate. Under US GAAP, the average exchange rate for the year is used.

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ACCOUNTS AND NOTES | NOTES TO THE FINANCIAL STATEMENTS CONT.

28 Reconciliation to US GAAP cont.

(h) Publicly traded investments In August 2003, CAT received 588,160 newly issued shares from MorphoSys under the terms of the agreement, dated 23 December 2002. Under UK GAAP the value of the majority of these shares (to which CAT is entitled) has been classified as a fixed asset investment, the remainder, being the amount due to The Scripps Research Institute, Stratagene and the Medical Research Council, as a current asset investment, at the value of the shares on the date they were received, less any provision for impairment. CAT holds no other publicly traded investments.

Under US GAAP, SFAS 115, ‘Accounting for Certain Investments in Debt and Equity Securities’, investments are classified as trading, available for sale or held to maturity. Investments, such as the MorphoSys shares to which CAT is entitled, accounted for as trading and available for sale are marked to market if there is a readily determinable market value. The unrealised gain or loss on the securities is recorded through income for trading securities and as a component of other comprehensive loss for available for sale securities. Held to maturity securities are recorded at historical cost. Any other than temporary declines in market value are recorded in earnings.

A deferred tax liability has been recognised, and offset against, the unrealised holding gain on available for sale securities. Refer to note (i) below for further details on the basis of recognition of deferred tax liabilities and assets.

(i) Taxation Under UK GAAP, deferred tax is provided in full on timing differences which result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise based on current tax rates and law. Net deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered.

Under US GAAP, deferred tax is recognised in full in respect of temporary differences between the reported carrying amount of an asset or liability and its corresponding tax basis. Deferred tax assets are also recognised in full subject to a valuation allowance to reduce the amount of such assets to that which is more likely than not to be realised.

As at 30 September 2005, 2004 and 2003, CAT had approximately £133 million, £133 million and £100 million respectively of cumulative tax losses. These losses represent a deferred tax asset for accounting purposes. In accordance with both UK GAAP and US GAAP, no asset has been recognised in respect of these tax losses due to the uncertainty as to whether these losses can be offset against future profits.

Consolidated statements of cash flows The consolidated statements of cash flows prepared under UK GAAP presents substantially the same information as that required under US GAAP by SFAS 95 ‘Statement of Cash Flows’. These standards differ however with regard to classification of items within the statements and the definition of cash and cash equivalents.

Under UK GAAP, cash comprises cash in hand, deposits repayable on demand and bank overdrafts. Deposits are repayable on demand if they can be withdrawn at any time without notice and without penalty or if a maturity or period of notice of not more than 24 hours or one working day has been agreed. Under US GAAP, cash equivalents are short term highly liquid investments, generally with original maturities of three months or less, that are readily convertible to known amounts of cash and present insignificant risk of changes in value because of changes in interest rates.

Under UK GAAP, cash flows are presented separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, management of liquid resources and financing activities. US GAAP requires only three categories of cash flow activity to be reported: operating, investing and financing. Cash flows from taxation and returns on investments and servicing of finance under UK GAAP would, with the exception of dividends paid, be shown under operating activities under US GAAP. The payment of dividends and the payment to acquire own shares (treasury stock) would be included as a financing activity under US GAAP. Management of liquid resources under UK GAAP would be included as cash and cash equivalents. Under US GAAP management of liquid resources would be included as an investing activity to the extent that such amounts have an original maturity of more than three months and are convertible into known amounts of cash. Under UK GAAP, a finance lease entered into in connection with a sales leaseback is reflected in financing activities. Under US GAAP, the sale is reflected in investing activities whereas the leaseback is not reflected as it is a non-cash activity. Summary statements of cash flow presented under US GAAP using UK GAAP measurement principles are given below:

	2005 £’000	2004 £’000	2003 £’000
Net cash provided by/(used) in operating activities	5,353	(26,546)	(24,416)
Net cash provided (used in)/by investing activities	(31,891)	18,977	21,376
Net cash provided by financing activities	75,653	13,875	10,341
Effects of exchange rate changes on cash and cash equivalents	10	(38)	(35)

Increase/(decrease) in cash and cash equivalents	49,125	6,268	7,266
Beginning cash and cash equivalents(i)	27,243	20,975	13,709

Ending cash and cash equivalents	76,368	27,243	20,975

(i)	The US GAAP comparatives have been restated as a result of re-aligning the classification between cash and cash equivalents and short term investments in 2005.

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28 Reconciliation to US GAAP cont.

A reconciliation between the consolidated cash flow statement prepared in accordance with UK GAAP and US GAAP using UK GAAP measurement principles is presented below for the years ended 30 September:

	2005 £’000	2004 £’000	2003 £’000
Operating activities:
Net cash used in operating activities under UK GAAP	(161)	(31,067)	(35,819)
Returns on investments and servicing of finance	6,223	4,217	5,049
Taxation	—	(64)	5,210
(Decrease)/increase in bank overdrafts	(709)	368	1,144

Net cash provided by/(used in) operating activities under US GAAP	5,353	(26,546)	(24,416)

Investing activities:
Capital expenditure and financial investment under UK GAAP	108	(1,026)	(8,082)
Sale of tangible fixed assets	—	—	1,389
Management of liquid resources under UK GAAP	(63,521)	15,357	18,778
Cash equivalents with a maturity of less than three months	31,522	4,646	9,291

Net cash (used in)/provided by investing activities	(31,891)	18,977	21,376

Financing activities:
Financing activities under UK GAAP	75,653	13,875	11,730
Proceeds from new finance lease commitments	—	—	(1,389)

Net cash provided by financing activities under US GAAP	75,653	13,875	10,341

Movement in cash:
Increase/(decrease) in cash under UK GAAP	18,302	1,292	(3,134)
Cash equivalents with a maturity of less than three months	31,522	4,646	9,291
Effects of exchange rate changes on cash and cash equivalents	10	(38)	(35)
(Decrease)/increase in bank overdrafts	(709)	368	1,144

	49,125	6,268	7,266

Accounting for share-based compensation As permitted under SFAS 123, ‘Accounting for Stock-Based Compensation’, in accounting for options granted under its share option schemes the Group has adopted the disclosure provisions of SFAS 123, but opted to remain under the expense recognition provisions of APB Opinion 25, ‘Accounting for Stock Issued to Employees’. Accordingly, for the years ended 30 September 2005 and 2004 compensation expenses of nil, and for the year ended 30 September 2003 compensation expenses of £597,000 were recognised for options granted under these schemes. Had compensation expense for options granted under these schemes been determined based on fair value at the grant dates in accordance with SFAS 123, the Company’s charge to income for the years ended 30 September 2005, 2004 and 2003 would have been £1,314,000, £1,989,000 and £2,326,000 respectively. In calculating these amounts, the fair value of the options has been amortised over their respective vesting periods. Net loss and loss per share under US GAAP would therefore have been reduced to the pro forma amounts shown below:

		2005 £’000		2004 £’000		2003 £’000
Net loss, as reported		(1,538)		(36,685)		(39,619)
Add:	Stock-based employee compensation expense included in reported net loss	—		—		597
Deduct:	Total stock-based employee compensation expense determined under fair value based methods for all awards, net of related tax effects	(1,314)		(1,989)		(2,326)

Pro forma net loss		(2,852)		(38,674)		(41,348)

Loss per share
Basic – as reported		3.1	p	89.8	p	108.7	p
Basic – pro forma		5.8	p	94.6	p	113.5	p

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005 | 95

ACCOUNTS AND NOTES | NOTES TO THE FINANCIAL STATEMENTS CONT.

28 Reconciliation to US GAAP cont.

The weighted average fair value of options was estimated using the Black-Scholes stock option pricing model using the following weighted average assumptions:

Year ending	Dividend yield	Annual standard deviation (volatility)	Risk-free interest rate	Expected life Years
30 September 2005	0%	55%	4.5%	5.4
30 September 2004	0%	65%	4.9%	5.4
30 September 2003	0%	65%	4.2%	5.5

For the purposes of the following tabulations, Weighted Average Exercise Price is abbreviated to ‘WAEP’, Weighted Average Fair Value to ‘WAFV’ and Weighted Average Remaining Contractual Life to ‘WARCL’.

The movement in options outstanding during the three years ended 30 September 2005, 2004 and 2003, is summarised in the following table:

	2005		2004		2003
	Number	WAEP £	Number	WAEP £	Number	WAEP £
Outstanding at 1 October	1,960,116	6.30	1,726,607	6.94	1,501,807	6.97
Granted during the year	367,632	4.72	491,495	3.78	522,762	4.88
Exercised during the year	(189,551)	3.50	(129,327)	2.89	(188,447)	2.77
Forfeited during the year	(154,963)	17.53	(128,659)	8.72	(35,360)	8.43
Expired during the year	—	—	—	—	(74,155)	2.87

Outstanding at 30 September(i)	1,983,234	5.39	1,960,116	6.30	1,726,607	6.94

Exercisable at 30 September	724,269	6.97	761,987	6.10	862,977	3.42

The following table summarises the value of options granted during the years ending 30 September 2005, 2004 and 2003.

	2005		2004		2003
Exercise price relative to market price	WAFV £	WAEP £	WAFV £	WAEP £	WAFV £	WAEP £
Equals	—	—	—	—	—	—
Exceeds	3.79	7.22	2.79	4.62	—	—
Is less than	3.89	4.68	4.65	0.10	3.10	4.88

Total	3.89	4.72	3.14	3.78	3.10	4.88

The following tables summarise information about the stock options outstanding at 30 September 2005, 2004 and 2003.

	Outstanding as at 30 September 2005			Exercisable as at 30 September 2005
Range of exercise prices £	Number	WAEP £	WARCL Years	Number	WAEP £
0 – 0.99	144,662	0.10	4.89	—	—
1 – 2.99	308,664	2.65	1.33	308,664	2.65
3 – 4.99	546,463	4.28	6.86	76,500	3.16
5 – 9.99	758,240	5.42	7.36	113,900	5.00
10 – 19.99	214,295	14.41	6.37	214,295	14.41
20 – 31	10,910	30.32	2.62	10,910	30.32

Total	1,983,234	5.39	5.97	724,269	6.97

(i)	The stock options outstanding at 30 September 2005, 2004 and 2003 shown above do not include the total potential number of awards that could be granted under the matching element of the Executive Incentive Plan. The total number of awards that could be granted under this scheme are detailed in note 18. The applicable Performance Condition is described under the heading Executive Incentive Plan on page 59 of the Remuneration Report. All other options granted under the terms of the CSOP, detailed in note 18, have been included in the Black-Scholes calculation.

96 | CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005

28 Reconciliation to US GAAP cont.

	Outstanding as at 30 September 2004				Exercisable as at 30 September 2004
Range of exercise prices £	Number		WAEP £	WARCL Years	Number	WAEP £
0 – 0.99	91,253		0.10	5.42	—	—
1 – 2.99	421,763		2.65	2.45	421,763	2.65
3 – 4.99	572,548		4.28	7.92	76,500	3.16
5 – 9.99	551,516		5.12	6.42	183,775	5.02
10 – 19.99	243,087		14.71	7.35	—	—
20 – 31	79,949		29.61	4.31	79,949	29.61

Total	1,960,116	(i)	6.30	5.99	761,987	6.10

	Outstanding as at 30 September 2003			Exercisable as at 30 September 2003
Range of exercise prices £	Number	WAEP £	WARCL Years	Number	WAEP £
0 – 0.99	—	—	—	—	—
1 – 2.99	547,160	2.66	3.41	547,160	2.66
3 – 4.99	322,063	4.25	7.93	77,929	3.16
5 – 9.99	502,317	5.08	6.12	234,760	5.02
10 – 19.99	264,326	14.88	8.34	—	—
20 – 31	90,741	29.45	5.32	3,128	23.03

Total	1,726,607	6.94	5.90	862,977	3.42

Deferred tax A reconciliation of the provision for income taxes with the amount computed by applying the statutory income tax rate (30%) to loss before taxation, using UK GAAP measurement principles, is as follows:

	2005 £’000	2004 £’000	2003 £’000
Income tax expense computed at statutory income tax rate	(159)	(11,418)	(12,530)
Permanent differences	751	806	(438)
Research and development tax credit claimed	—	—	(3,148)
Prior year adjustment to UK losses brought forward	(69)	45	6,056
Prior year adjustment to US losses brought forward	—	1,242	1,556
Change in valuation allowance	524	9,325	5,356
Deferred tax on unrealised gain on available for sale securities	2,178	—	—
Foreign tax suffered	—	64	—

Charge/(credit) for income taxes	3,225	64	(3,148)

Under UK GAAP, withholding taxes are included within the corporation tax charge for the year. Under US GAAP, the withholding tax is reclassified and presented as a component of general and administrative expenses.

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ACCOUNTS AND NOTES | NOTES TO THE FINANCIAL STATEMENTS CONT.

28 Reconciliation to US GAAP cont.

Net deferred taxes are analysed as follows:

	2005 £’000	2004 £’000	2003 £’000
Deferred tax assets:
Losses carried forward	39,450	39,272	30,154
Other short term timing differences	—	—	—

	39,450	39,272	30,154
Valuation allowance	(37,650)	(37,125)	(27,800)

Net deferred tax asset	1,800	2,147	2,354
Deferred tax liabilities:
Excess of book value over tax value of fixed assets	(1,976)	(2,315)	(2,354)
Other short term timing differences	176	168	—
Unrealised gain on available for sale securities	2,178	—	—

Net deferred taxes	2,178	—	—

As discussed in note 8, the Group recorded a research and development tax credit in the 2003 financial year. This credit resulted in a surrender of certain losses for which a valuation allowance was recorded in the prior year. The change in valuation allowance above includes the establishment of the valuation allowance for the current year and the decrease in the valuation allowance resulting from the surrender of prior year losses.

As at 30 September 2005 the Group had approximately £133 million of tax losses available to carry forward indefinitely against future trading profits.

Aptein, the Group’s only overseas subsidiary, has no distributable earnings and therefore no provision has been made for the deferred tax liability in respect of earnings to be distributed from Aptein to the United Kingdom.

There are no deferred taxes recorded in the current year as there are net operating losses that fully offset the deferred tax liability.

Accounting pronouncements In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS 123 (revised 2004), “Share-based payment”, which requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The revised statement eliminates the alternative of using APB Opinion 25 intrinsic value method of accounting that was provided for in SFAS 123 as originally issued. SFAS 123 (revised 2004) is effective no later than the beginning of the first fiscal year beginning after 15 December 2005. The Group has not evaluated what the effect would be on the Group’s financial position.

In December 2004, the FASB issued SFAS 153, “Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29”. APB 29 requires that nonmonetary exchanges of assets be recorded at fair value with an exception for exchanges of similar productive assets, which can be recorded on a carryover basis. SFAS 153 eliminates the current exception and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for nonmonetary asset exchanges that take place in fiscal periods beginning after 15 June 2005, however earlier application is permitted. It is uncertain what effect, if any, this statement will have on the Group.

In March 2005, the FASB issued FASB Interpretation No. 47, “Accounting for conditional asset retirement obligations”, in which an entity is required to recognise a liability for the fair value of an asset retirement obligation that is conditional on a future event if the liability’s fair value can be reasonably estimated. The fair value of a liability for the conditional asset retirement obligation should be recognised when incurred. Uncertainty surrounding the timing and method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. The interpretation is effective no later than the end of fiscal years ending after 15 December 2005. The Group will adopt this new interpretation effective 30 September 2006. Retrospective application for interim financial information is permitted but not required. This interpretation will require both recognition of a cumulative change in accounting principle and disclosure of the liability on a pro forma basis for transition purposes. The adoption of FIN 47 will not have any impact on the consolidated financial statements.

In May 2005, the FASB issued SFAS 154, “Accounting changes and error corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3”. SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 is effective in fiscal years beginning after 15 December 2005, however, earlier application is permitted. Management does not expect the impact of this new statement to be material to the Group’s financial position.

98 | CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005

REPORTING UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

Independent auditors’ report to the Board of Directors of Cambridge Antibody Technology Group plc on the preliminary IFRS reconciliations

We have audited the reconciliations of the consolidated balance sheets of Cambridge Antibody Technology Group plc at 1 October 2004 and 30 September 2005, the income statement and cash flow statement for the year ended 30 September 2005, and the related notes to the restated financial results, (together the ‘Preliminary IFRS Reconciliations’) set out on pages 101 to 108.

This report is made solely to the Board of Directors, in accordance with our engagement letter dated 11 November 2005 and solely for the purpose of assisting with the transition to IFRS. Our audit work has been undertaken so that we might state to the Company’s Board of Directors those matters we are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we will not accept or assume responsibility to anyone other than the Company for our audit work, for our report, or for the opinions we have formed.

Respective responsibilities of Directors and auditors

The Company’s Directors are responsible for ensuring that the Company and the Group maintain proper accounting records and for the preparation of the Preliminary IFRS Reconciliations on the basis set out in the notes to the preliminary IFRS financial information, which describes how IFRS will be applied under IFRS 1, including the assumptions the Directors have made about the standards and interpretations expected to be effective, and the policies expected to be adopted, when the Company prepares its first complete set of IFRS financial statements as at 30 September 2006. Our responsibility is to audit the preliminary IFRS reconciliations in accordance with relevant United Kingdom legal and regulatory requirements and auditing standards and report to you our opinion as to whether the preliminary IFRS reconciliations are prepared, in all material respects, on the basis set out in the notes to the preliminary IFRS financial information.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the preliminary IFRS reconciliations. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the preliminary IFRS reconciliations and of whether the accounting policies are appropriate to the circumstances of the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the preliminary IFRS reconciliations are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the preliminary comparative IFRS financial information.

Without qualifying our opinion, we draw attention to the notes to the preliminary IFRS financial information which explain why there is a possibility that the accompanying preliminary IFRS reconciliations may require adjustment before constituting the final comparative IFRS financial information. Moreover, we draw attention to the fact that, under IFRS, only a complete set of financial statements comprising a balance sheet, income statement, statement of changes in equity, cash flow statement, together with comparative financial information and explanatory notes, can provide a fair presentation of the Company’s financial position, results of operations and cash flows in accordance with IFRS.

Opinion

In our opinion the preliminary IFRS reconciliations are prepared, in all material respects, on the basis set out in the notes to the preliminary IFRS financial information which describes how IFRS will be applied under IFRS 1, including the assumptions the Directors have made about the standards and interpretations expected to be effective, and the policies expected to be adopted, when the Company prepares its first complete set of IFRS financial statements as at 30 September 2006.

Deloitte & Touche LLP

Chartered Accountants and Registered Auditors

Cambridge

28 November 2005

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ACCOUNTS AND NOTES | REPORTING UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) CONT.

From 1 October 2005 CAT will produce its financial results in accordance with IFRS. The following restated financial information has been prepared in accordance with the IFRS accounting policies expected to apply in 2006. These standards are subject to ongoing review and endorsement by the EU or possible amendment by interpretive guidance from the IASB and are therefore still subject to change. The following restated information will be updated for any such changes as and when they are made.

CAT’s date of transition to IFRS is 1 October 2004, which is the beginning of the comparative period for the 2006 financial year. Therefore, the opening balance sheet for IFRS purposes is that reported at 30 September 2004 as amended for changes due to IFRS.

The UK GAAP financial information contained in these restated results does not constitute statutory accounts as defined in Section 240 of the Companies Act 1985. The auditors have issued unqualified opinions on CAT’s UK GAAP financial statements for the years ended 30 September 2004 and 30 September 2005.

To help understand the impact of the transition, reconciliations have been produced to show the changes made to statements reported under UK GAAP in arriving at the equivalent statements under IFRS. The following are the five reconciliations which are included:

•	Consolidated balance sheet at 30 September 2004.

•	Consolidated income statement for the year to 30 September 2005.

•	Consolidated balance sheet at 30 September 2005.

•	Consolidated cash flow statement for the year to 30 September 2005.

Key accounting policy changes are also outlined below.

The net effect of presenting the 2005 full year financial statements under IFRS rather than UK GAAP is to increase the loss after tax reported from £1.6 million to £3.0 million and increase net assets from £159.4 million to £164.6 million. The changes have no impact on the operating cash flows previously reported.

100 | CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005

Reconciliation of restated opening consolidated balance sheet

At 30 September 2004			As reported under UK GAAP £’000	IFRS accounting policy change £’000	As reported under IFRS £’000
Fixed assets						Non-current assets
Intangible assets			5,832	—	5,832	Intangible assets
Tangible assets			12,362	—	12,362	Property, plant and equipment
Investments			2,942	5,450	8,392	Available for sale investments

			21,136	5,450	26,586
Current assets						Current assets
Debtors			4,460	—	4,460	Trade and other receivables
Short term investments			93,061	(25,094)	67,967	Available for sale investments
Cash at bank and in hand			2,678	24,571	27,249	Cash and cash equivalents

			121,335	4,927	126,262	Total assets
Creditors						Liabilities
Amounts falling due within one year			(15,603)			Current liabilities
				—	(376)	Obligations under finance leases
				—	(1,512)	Overdraft
				410	(7,701)	Trade and other payables
				—	(5,604)	Deferred income

			(15,603)	410	(15,193)
Creditors
Amounts falling due after more than one year			(20,650)			Non-current liabilities
				—	(444)	Obligations under finance leases
				—	(20,206)	Deferred income
					(1,584)	Deferred taxation

			(20,650)	(1,584)	(22,234)

			(36,253)	(1,174)	(37,427)	Total liabilities

Net assets			85,082	3,753	88,835	Net assets

Capital and reserves						Equity
Called-up share capital	(i	)	4,111	—	4,111	Called-up share capital
Share premium account	(i	)	226,829	—	226,829	Share premium account
Other reserve	(i	)	13,456	5,547	19,003	Other reserves
Profit and loss account	(i	)	(159,314)	(1,794)	(161,108)	Retained losses

Shareholders’ funds – all equity	(i	)	85,082	3,753	88,835	Total equity shareholders’ funds

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ACCOUNTS AND NOTES | REPORTING UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) CONT.

Reconciliation of restated financial results for year ended 30 September 2005

Consolidated income statement

For the year ended 30 September 2005	Notes	As reported under UK GAAP £’000	IFRS accounting policy change £’000	As reported under IFRS £’000
Turnover	193,964	—	193,964	Revenue
Direct costs	(155,225)	—	(155,225)	Direct costs

Gross profit	38,739	—	38,739	Gross profit
Research and development expenses	(ii	)	(39,170)	2,153	(37,017)	Research and development expenses
General and administration expenses	(ii	)	(8,834)	(3,541)	(12,375)	General and administration expenses

Operating loss	(9,265)	(1,388)	(10,653)	Loss from operations
Profit on sale of fixed asset investments	1,461	—	1,461	Profit on sale of available for sale investments
Finance income (net)	7,274	233	7,507	Investment income
(233)	(233)	Finance costs

Loss on ordinary activities before taxation	(530)	(1,388)	(1,918)	Loss before tax
Taxation on loss on ordinary activities	(1,047)	—	(1,047)	Taxation

Loss for the financial year	(1,577)	(1,388)	(2,965)	Loss for the financial year attributable to equity holders of the parent

Loss per share – basic and diluted (pence)	3.2	p

102 | CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005

Reconciliation of consolidated balance sheet

At 30 September 2005	Notes		As reported under UK GAAP £’000	IFRS accounting policy change £’000	As reported under IFRS £’000
Fixed assets						Non-current assets
Intangible assets			2,581	—	2,581	Intangible assets
Tangible assets			11,706	—	11,706	Property, plant and equipment
Investments			2,299	7,430	9,729	Available for sale investments

			16,586	7,430	24,016
Current assets						Current assets
Debtors			14,566	—	14,566	Trade and other receivables
Short term investments			156,392	(56,355)	100,037	Available for sale investments
Cash at bank and in hand			20,281	56,097	76,378	Cash and cash equivalents

			207,825	7,172	214,997	Total assets
Creditors						Liabilities
Amounts falling due within one year			(29,804)			Current liabilities
					(405)	Obligations under
						finance leases
					(803)	Overdraft
				237	(22,335)	Trade and other payables
					(1,047)	Current taxation
					(4,977)	Deferred income

			(29,804)	237	(29,567)
Creditors
Amounts falling due after more than one year			(18,615)			Non-current liabilities
					(40)	Obligations under
						finance leases
					(18,575)	Deferred income
				(2,178)	(2,178)	Deferred taxation

			(18,615)	(2,178)	(20,793)

			(48,419)	(1,941)	(50,360)	Total liabilities

Net assets			159,406	5,231	164,637	Net assets

Capital and reserves						Equity
Called-up share capital	(i	)	5,164	—	5,164	Called-up share capital
Share premium account	(i	)	301,804	—	301,804	Share premium account
Other reserve	(i	)	13,456	8,286	21,742	Other reserves
Profit and loss account	(i	)	(161,018)	(3,055)	(164,073)	Retained losses

Shareholders’ funds – all equity	(i	)	159,406	5,231	164,637	Total equity shareholders’ funds

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005 | 103

ACCOUNTS AND NOTES | REPORTING UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) CONT.

Reconciliation of consolidated cash flow statement

For the year ended 30 September 2005	Notes		As reported under UK GAAP £’000	IFRS accounting policy change £’000	As reported under IFRS £’000
Net cash (outflow)/inflow from operating activities	(iii	)	(161)	6,223	6,062	Net cash used in operating activities
Returns on investments and servicing of finance	(iv	)	6,223	(6,223)	—
Taxation	(iv	)	—	—	—
Capital expenditure and financial investment	(iv	)	108	(32,000)	(31,892)	Net cash from investing activities

Net cash inflow before management of liquid resources and financing	(iv	)	6,170	(32,000)	(25,830)
Management of liquid resources	(iv	)	(63,521)	63,521	—
Financing	(iv	)	75,653	—	75,653	Net cash from financing activities

Increase in cash	(iv	)	18,302	31,521	49,823	Increase in cash and cash equivalents

					25,737	Cash and cash equivalents at beginning of year
					10	Effect of foreign exchange rate changes
					5	Effects of fair value movement
					75,575	Cash and cash equivalents at end of year

Notes to the preliminary IFRS reconciliations

Accounting policies and summary of changes

The following is a summary of the significant accounting policies adopted in the preparation of the Group’s consolidated IFRS statements, where they differ from those applied under UK GAAP.

A full set of IFRS accounting policies will be published in the Group’s Annual Report for the year ended 30 September 2006.

The preliminary IFRS reconciliations have been prepared by management using its best knowledge of the expected standards and interpretations of the International Accounting Standards Board, facts and circumstances, and accounting policies that will be applied when the Company prepares its first complete set of IFRS financial statements as at 30 September 2006. Therefore, until such time, the possibility cannot be excluded that the accompanying preliminary IFRS reconciliations may require adjustment before constituting the final comparative IFRS financial information. Moreover, under IFRS, only a complete set of financial statements comprising a balance sheet, income statement, statement of changes in equity, cash flow statement, together with comparative financial information and explanatory notes, can provide a fair presentation of the Company’s financial position, results of operations and cash flow.

IFRS 1 ‘First Time Adoption of International Financial Reporting Standards’ sets out the approach to be followed when IFRS are applied for the first time. As a general principle, IFRS 1 requires that accounting policies are to be applied retrospectively and prior period adjustments made to comparative balances. IFRS has a number of exemptions from and exceptions to this principle that can be applied upon adoption of IFRS. Where CAT has opted to apply one of these exemptions, it is noted below in the appropriate accounting policy.

Basis of consolidation As permitted by IFRS 1 CAT has opted not to restate prior acquisitions in accordance with IFRS 3. If CAT had chosen to apply IFRS 3, the acquisition of CAT Limited by CAT Group plc would need to be stated using purchase accounting not merger accounting as was applied under UK GAAP. Secondly, the patents acquired through the purchase of Aptein would need to be accounted for in US Dollars, not in Sterling as currently recorded, and exchange differences would arise on consolidation.

104 | CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005

Accounting policies and summary of changes cont.

Foreign currency Under UK GAAP, the results of overseas operations and their balance sheets are translated at the rate ruling at the balance sheet date. Exchange differences arising on translation of the opening net assets and results of overseas operations are dealt with through reserves. IFRS requires such movements to be reported separately. CAT has elected to set the balance on the cumulative translation reserve at zero as at 30 September 2004. In addition, under IFRS the results of overseas operations are translated at the average exchange rate for the year.

The effect of applying the average exchange rate for the year rather than the closing rate for the translation of overseas operations is a credit of £241,000 in operating expenses, in the 2005 income statement.

Employee share options All of CAT’s share schemes are equity-settled, and therefore compliance with IFRS 2 is compulsory for all grants arising on or after 8 November 2002, and vesting after 30 September 2004.

Under UK GAAP, where options were granted at less than market value, the Group recognised a charge that reflected the intrinsic value of awards made. The charge was recognised in the profit and loss account over the performance period.

IFRS 2 requires the fair value of all options and shares granted to be charged to the income statement, spread over the period from grant to vesting. Fair value is determined at the date of grant and is calculated using an appropriate option pricing model taking into account vesting conditions measured by reference to the market (either FTSE indices or by reference to a comparator group).

The effect of this change in policy is a charge of £1.7 million in operating expenses in the 2005 income statement.

Available for sale investments Under UK GAAP, items classified as fixed asset investments are recorded at cost less a provision for any impairment. Under IFRS, these items are classified as available for sale investments and are recorded at fair value. Any movement in the fair value of the investments will be recorded in reserves and will only be accounted for in the income statement on the sale of the investments.

The effect of this change in policy is the recognition of an unrealised holding gain recorded in reserves.

Current asset investments Under UK GAAP current asset investments are stated at the lower of cost and net realisable value. An asset and related liability could only be de-recognised under UK GAAP if certain criteria were met. In the case of the MorphoSys shares due to Stratagene, The Scripps Research Institute and Medical Research Council, the criteria were not met and hence a current asset investment and corresponding creditor was recognised. Under IFRS the asset and corresponding liability may be de-recognised, given that CAT derives neither benefit nor risk from the future cashflows of these shares.

The current asset investment and related liability have, therefore, been de-recognised under IFRS. The effect on net assets is nil.

Cash and cash equivalents Under UK GAAP liquid resources are recorded at cost and classified as short term investments. Under IFRS surplus funds invested in a financial instrument with ninety days or less to maturity at the time the investment is made are accounted for as cash equivalents. Surplus funds invested in a financial instrument with more than ninety days to maturity at the time the investment is made are recorded as available for sale investments.

CAT has elected to record its surplus funds at fair value and recognise the changes in fair value through the income statement. This designation is normally only allowed when the instrument is acquired, but IFRS 1 also permits designation at the transition date.

As a result of recording surplus funds at fair value rather than cost, there is an immaterial change in net assets and the loss for the financial year.

Taxation Under UK GAAP deferred tax is provided in full on timing differences which result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise based on current tax rates and law. Deferred tax is not provided on timing differences arising from the revaluation of fixed assets where there is no commitment to sell the asset.

IAS 12 requires full provision for deferred taxation, even when there is no present intent to crystallise the tax liability. The tax liability is recognised as a creditor, the unrealised profit is recorded in reserves.

A tax creditor has been recognised regarding the future potential gain on the sale of CAT’s remaining MorphoSys shares, based on the fair value of the shares as at the year end.

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005 | 105

ACCOUNTS AND NOTES | REPORTING UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) CONT.

Accounting policies and summary of changes cont.

Notes to the preliminary IFRS reconciliations for year ended 30 September 2005

(i) Total shareholders’ funds – all equity

	Share capital £’000	Share premium £’000	Other reserve £’000	Available for sale investments reserve £’000	Deferred taxation on available for sale investments reserve £’000	Share options reserve £’000	Foreign exchange reserve £’000	Profit and loss reserve £’000	Total shareholders’ funds £’000
As reported under UK GAAP
At 30 September 2004	4,111	226,829	13,456	—	—	—	—	(159,314)	85,082
New shares issued	1,053	74,975	—	—	—	—	—		76,028
Retained loss for the year	—	—	—	—	—	—	—	(1,577)	(1,577)
Share option charge (EIP)	—	—	—	—	—	—	—	286	286
Available for sale investments (unrealised gain)	—	—	—	—	—	—	—		—
Available for sale investments (realised gain)	—	—	—	—	—	—	—		—
Foreign exchange	—	—	—	—	—	—	—	(413)	(413)

At 30 September 2005	5,164	301,804	13,456	—	—	—	—	(161,018)	159,406

IFRS accounting policy change
At 30 September 2004	—	—	—	5,450	(1,584)	1,681	—	(1,794)	3,753
New shares issued	—	—	—	—	—	—	—	—	—
Retained loss for the year	—	—	—	—	—	—	24	354	378
Share option charge	—	—	—	—	—	1,742	—	(2,028)	(286)
Available for sale investments (unrealised gain)	—	—	—	3,541	(1,062)	—	—	—	2,479
Available for sale investments (realised gain)	—	—	—	(1,561)	468	—	—	—	(1,093)
Foreign exchange	—	—	—	—	—	—	(413)	413	—

At 30 September 2005	—	—	—	7,430	(2,178)	3,423	(389)	(3,055)	5,231

As reported under IFRS
At 30 September 2004	4,111	226,829	13,456	5,450	(1,584)	1,681	—	(161,108)	88,835
New shares issued	1,053	74,975	—	—	—	—	—	—	76,028
Retained loss for the year	—	—	—	—	—	—	24	(1,223)	(1,199)
Share option charge (IFRS 2)	—	—	—	—	—	1,742	—	(1,742)	—
Available for sale investments (unrealised gain)	—	—	—	3,541	(1,062)	—	—	—	2,479
Available for sale investments (realised gain)	—	—	—	(1,561)	468	—	—	—	(1,093)
Foreign exchange	—	—	—	—	—	—	(413)	—	(413)

At 30 September 2005	5,164	301,804	13,456	7,430	(2,178)	3,423	(389)	(164,073)	164,637

106 | CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005

(ii) Research and development expenses

Under UK GAAP research and development expenditure is written off as incurred. UK GAAP allows development costs to be capitalised provided certain preconditions are satisfied.

IFRS states that development costs must be capitalised provided certain preconditions are satisfied. CAT has determined that the development expenses incurred by the Group do not meet the preconditions and therefore, no development costs have been capitalised to date.

UK GAAP required the amount spent on research and development expenses to be disclosed. The terms research and development are defined but no guidance was provided as to the nature of costs that should be included.

IFRS specifies that only costs directly attributable to research and development effort can be classified as research and development expenses. As a result, certain costs that CAT previously classified as research and development expenses will be included within general and administration expenses under IFRS.

Under UK GAAP, CAT split overhead costs, such as insurance costs, on site staff canteen costs and security costs, between research and development expenses and general and administration expenses. These costs were pro rated based on headcount. Under IFRS, such costs will be included in general and administration expenses. In addition, the value of any time recorded by CAT’s staff that is not directly attributable to research and development (as defined under IFRS), has also been reallocated to general and administration expenses. The effect of this adjustment is a reclassification of £3.0 million from research and development expenses to general and administration expenses in the 2005 income statement.

(iii) Reconciliation of loss from operations to net cash from operating activities

	As reported under UK GAAP £’000	IFRS accounting policy change £’000	As reported under IFRS £’000
Operating loss	(9,265)	(1,388)	(10,653)	Loss from operations
Depreciation charge	2,693	—	2,693	Depreciation charge
Amortisation of intangible assets	3,251	—	3,251	Amortisation of intangible assets
Profit on disposal of fixed assets	(2)	—	(2)	Profit on disposal of fixed assets
EIP charge	286	(286)	—
		(75)	(75)	Fair value movements on cash and cash equivalents and held to maturity investments
		24	24	Foreign exchange movements
		1,742	1,742	Share based payments
		17	(3,020)	Operating cashflow before movements in working capital
Increase in debtors	(8,871)	—	(8,871)	Increase in debtors
Decrease in deferred income	(2,258)	—	(2,258)	Decrease in deferred income
Increase in creditors (excluding deferred income)	14,005	(17)	13,988	Increase in creditors (excluding deferred income)

Net cash outflow from operating activities	(161)	—	(161)	Cash used in operations
		—	—	Tax paid
		(49)	(49)	Interest element of finance lease rentals
		6,272	6,272	Interest received

	(161)	6,223	6,062	Net cash used in operating activities

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005 | 107

ACCOUNTS AND NOTES | REPORTING UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) CONT.

(iv) Analysis of cash flows

	As reported under UK GAAP £’000	IFRS accounting policy change £’000	As reported under IFRS £’000
Returns on investments and servicing of finance:
Interest received	6,272	(6,272)	—
Interest element of finance lease rentals	(49)	49	—

Net cash inflow	6,223	(6,223)	—

Capital expenditure and financial investment:				Investing activities:
		(32,000)	(32,000)	Net investment in available for sale investments
Purchases of tangible fixed assets	(1,998)	—	(1,998)	Purchases of property, plant and equipment
Proceeds from the sale of tangible fixed assets	2	—	2	Proceeds on disposal of property, plant and equipment
Proceeds from the sale of fixed asset investments	2,104	—	2,104

Net cash inflow	108	(32,000)	(31,892)	Net cash from investing activities

Management of liquid resources:
Decrease in term deposits	10,750	(10,750)	—
Net sale of securities	(74,271)	74,271	—

Net cash outflow	(63,521)	63,521	—

Financing:
Issue of ordinary share capital	76,028	—	76,028
Capital elements of finance lease rental payments	(375)	—	(375)

Net cash inflow	75,653	—	75,653	Net cash from financing activities

108 | CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005

FIVE YEAR SUMMARY

Our audited historical consolidated financial statements are presented in British pounds Sterling and are prepared in accordance with UK GAAP. UK GAAP differs in certain respects from US GAAP. A reconciliation of certain amounts from UK GAAP to US GAAP, as well as a summary of principal differences between UK GAAP and US GAAP applicable to us, are presented in note 28 to our audited historical consolidated financial statements included elsewhere in this Annual Report.

The following summary financial data should be read in conjunction with the “Operational Review” and “Financial Review” and our historical consolidated financial statements, including the notes thereto. The summary statement of income data set forth below for the fiscal years ended 30 September 2005, 2004, 2003, 2002 and 2001, and the consolidated balance sheet data at 28 September 2005, 2004, 2003, 2002 and 2001 have been derived from our audited historical consolidated financial statements, but do not, however, constitute our statutory accounts within the meaning of Section 240 of the Companies Act 1985 in the United Kingdom.

Income statement	2005 £’000		2004 £’000		2003 £’000		2002 £’000		2001 £’000
UK GAAP
Turnover	193,964		15,925		8,743		9,471		7,121
Gross profit	38,739		12,902		8,053		9,391		6,770
Research and development expenses	39,170		44,125		44,981		31,307		21,393
General and administration expenses	8,834		10,969		9,196		16,234		6,443
Operating loss	(9,265)		(42,192)		(46,124)		(38,150)		(21,066)
Net loss on ordinary activities before taxation	(530)		(38,062)		(41,764)		(31,764)		(11,771)
Taxation on loss on ordinary activities	(1,047)		(64)		2,573		3,557		—
Net loss	(1,577)		(38,126)		(39,191)		(28,207)		(11,771)
Net loss per share (basic and diluted)(i) (pence)	(3.2	p)	(93.3	p)	(107.5	p)	(78.7	p)	(33.3	p)

US GAAP
Operating loss	(9,226)		(40,751)		(46,552)		(41,234)		(28,860)
Net loss	(1,538)		(36,685)		(39,619)		(31,291)		(19,565)
Basic and diluted net loss per share(i) (pence)	(3.1	p)	(89.8	p)	(108.7	p)	(87.3	p)	(55.4	p)

Balance sheet
UK GAAP
Cash and investments in liquid resources	176,361		95,237		108,972		129,775		156,813
Total assets	207,825		121,335		138,551		156,908		172,470
Current liabilities	(29,804)		(15,603)		(12,657)		(12,563)		(8,335)
Long term liabilities	(18,615)		(20,650)		(18,152)		(8,580)		(8,085)
Net assets	159,406		85,082		107,742		135,765		156,050
Shareholders’ funds – all equity	159,406		85,082		107,742		135,765		156,050
Number of ordinary shares outstanding	51,639,868		41,109,938		38,338,320		36,214,349		35,455,865

US GAAP
Cash and investments in liquid resources	176,361		95,237		108,972		129,775		156,813
Total assets	214,698		126,923		138,768		157,035		172,613
Current liabilities	(32,293)		(15,020)		(12,985)		(12,904)		(8,428)
Long term liabilities	(19,302)		(21,759)		(19,683)		(10,533)		(10,460)
Net assets	163,103		90,144		106,100		133,598		153,725
Shareholders’ funds – all equity	163,103		90,144		106,100		133,598		153,725

(i)	Under UK and US GAAP, potentially dilutive issuable shares are only included in the calculation of fully diluted earnings per share if their issue would decrease net profit per share or increase net loss per share. Since the Group has reported losses, its basic and fully diluted loss per share are therefore equal.

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005 | 109

SHAREHOLDER INFORMATION

The share price is obtainable from the following:

Cambridge Evening News, Financial Times, The Guardian,

The Herald, The Independent, The Scotsman, The Yorkshire Post.

London Stock Exchange

mnemonic CAT

NASDAQ

mnemonic CATG

Announcements (subject to confirmation)

First quarter	– early February 2006
Interim	– mid May 2006
Third quarter	– early September 2006
Final	– late November 2006

Shareholders

There are approximately 2,100 registered shareholders.

Company Secretary and registered office

Justin Hoskins FCIS, BA (Hons)

Cambridge Antibody Technology Group plc

Milstein Building

Granta Park

Cambridge CB1 6GH, UK

Registered number 3234033

Registrars

Computershare Investor Services PLC

PO Box 82

The Pavilions

Bridgwater Road

Bristol BS99 7NH, UK

Tel 0870 702 0000

US Depositary

The Bank of New York

101 Barclay Street

New York, NY10286, US

Brokers

Cazenove & Co. Ltd

20 Moorgate

London EC2R 6DA, UK

Auditors

Deloitte & Touche LLP

Cambridge, UK

Bankers

Royal Bank of Scotland

London City Office

62/63 Threadneedle Street

PO Box 412

London EC2R 8LA, UK

If you would like a copy of this report with a larger typeface, please contact the Corporate Communications team at CAT by telephone at +44 (0)1223 471 471 or via e-mail at investor.relations@cambridgeantibody.com

110 | CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005

INVESTOR RELATIONS

Information on CAT is available via the internet at www.cambridgeantibody.com

Security analysts and investment professionals should direct their enquiries in the first instance to:

UK/Europe

Corporate Communications

Cambridge Antibody Technology Group plc

Milstein Building

Granta Park

Cambridge CB1 6GH, UK

investor.relations@cambridgeantibody.com

US

The Trout Group LLC

740 Broadway, Suite 903

New York, NY10003, US

info@troutgroup.com

TRADEMARKS

Trabio is a registered trademark of Cambridge Antibody Technology Limited.

HUMIRA is a registered trademark of Abbott Laboratories, Inc.

LymphoStat-B and ABthrax are trademarks of Human Genome Sciences, Inc.

PFIC Annual Information Statement

Cambridge Antibody Technology Group plc

The following information applies to United States shareholders only. For the year ended 30 September 2005, we believe that the Company was not a Passive Foreign Investment Corporation (PFIC) as defined by Section 1297 of the United States Code. This conclusion is a factual determination that is made annually and therefore may be subject to change in the future. We therefore provide the following information.

Fiscal year ended 30 September 2005:

1 This information is being provided pursuant to Section 1.1295-1T of the United States Treasury Regulations.

2 This PFIC Annual Information Statement applies to the financial year of the Company beginning 1 October 2004 and ending 30 September 2005.

3 The Company had negative ordinary earnings and no net capital gain for the taxable year indicated above.

4 During the year no actual or deemed distributions were made.

5 The Company has given the information set forth in paragraphs 1-4 above to enable the shareholder to establish that the Company’s ordinary earnings and net capital gain are computed in accordance with US income tax principles.

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005 | 111

GLOSSARY

Please use this glossary of terms to give you a better understanding of our business.

Allergic disease/disorder A condition caused by an overreaction of the immune system to foreign substances which are usually considered to be harmless.

Ankylosing spondylitis A rheumatic disease that affects the spine. Following inflammation, healing takes place which causes further bone growth. This leads to stiffening and may result in fusion of vertebrae.

Antibody A protein produced by B-lymphocytes (white blood cells) of the immune system, which specifically recognises a target molecule known as an antigen.

Antigen A foreign or toxic molecule recognised by an antibody.

Asthma A condition in which individuals suffer from widespread narrowing of the bronchial airways, which changes in severity over short periods of time (either spontaneously or under treatment) and leads to cough, wheezing and difficulty in breathing.

Autoimmune disease/disorder A condition which arises when the human immune system mistakenly recognises the body’s own tissue as foreign and attacks it.

B-Lymphocyte Stimulator (BLyS) A protein which stimulates B-Lymphocytes to produce antibodies.

Chemotherapy The treatment of cancer using specific chemical agents or drugs that are selectively destructive to malignant cells and tissues.

Chimaeric antibodies Antibodies composed of a mixture of antibody fragments from different species.

Chronic lymphocytic leukaemia (CLL) A B-cell malignancy where the malignant cells are found in the bloodstream and bone marrow.

Chronic plaque psoriasis The most common form of psoriasis. The plaques, which occur all over the body, vary in size and are red with a scaly surface.

Crohn’s disease A chronic inflammatory disorder of the bowels.

Efficacy The measure of the effectiveness of a drug in treating a particular condition.

Eotaxin A protein that attracts eosinophils into tissues, where they degranulate and cause tissue damage.

Glaucoma A group of eye conditions in which the optic nerve is permanently damaged at the point where it leaves the eye, resulting in significant loss of vision or blindness. The major cause of the damage is thought to be raised pressure inside the eye.

Granulocyte-Macrophage Colony Stimulating Factor Receptor (GM-CSF Receptor) A receptor for a types of protein (known as a cytokine) that stimulates the production and functional activity of granulocytes (white blood cells) and macrophages.

Hairy cell leukaemia (HCL) A rare type of leukaemia accounting for approximately 2% of the leukaemia population.

Idiopathic pulmonary fibrosis (IPF) A lethal form of diffuse lung disorder of unknown origin. Patients typically complain of shortness of breath and cough. Symptoms are restricted to the lungs and progress to result in death in two-four years in most cases.

Immunotoxin A fusion protein between an antibody fragment and a modified toxin molecule.

Inflammation The primary response reaction of living tissue to injury or infection.

Intravenous Into a vein.

In vitro (Latin) Describing biological phenomena that are made to occur outside the living body – traditionally in a test tube.

In vivo (Latin) Describing biological phenomena that are carried out in a living organism.

Lymphocyte A type of white blood cell. A sub-class known as B-lymphocytes produce antibodies.

Monoclonal antibody An antibody derived from clones of a single cell; all molecules have identical antigen binding sites.

Multiple sclerosis A disorder of the central nervous system.

Muscular dystrophy (MD) A group of genetically determined diseases that cause gradual wasting of muscle with accompanying weakness and deformity.

Non-Hodgkin’s lymphoma (NHL) A class of malignancies of the lymphoid system, mainly of B-cell origin, associated with considerable mortality.

Oncology The branch of medicine dealing with the physical, chemical, and biological properties of tumours, including study of their development, diagnosis, treatment and prevention.

Paediatric acute lymphoblastic leukaemia (pALL) A rapidly progressing childhood cancer of the blood affecting the type of white blood cell known as lymphocytes.

Phage Abbreviation for bacteriophage, a filamentous virus that infects bacteria.

Pharmacokinetics The study of the time course of a drug in the body following administration.

Pharmacology The study of how drugs affect a living organism or cell.

Phase I clinical trial Study conducted in healthy subjects to determine the biological effects of a drug, especially safety, tolerability and pharmacokinetics.

Phase I/II clinical trial Early study in patients with the disease for which the product candidate is being developed to determine safety and preliminary efficacy.

Phase II clinical trial Studies in a limited number of patients to determine the preliminary efficacy of a drug to provide proof of principle as well as in some cases evaluate drug doses and to establish drug doses for use in a Phase III clinical trial.

Phase III clinical trial Trials with larger patient numbers to confirm a drug’s efficacy and safety, prior to filing for market approval.

Psoriatic arthritis Arthritis associated with psoriasis (a chronic skin disease in which scaly pink patches form on the elbows, knees, scalp and elsewhere), and often affecting small joints.

Refractory Not yielding, as in a condition that resists treatment or a nerve or molecule that resists stimulation.

Relapse To regress after partial recovery from illness. To deteriorate in health.

Rheumatoid arthritis (RA) A condition characterised by chronic inflammation and gradual destruction of the joints.

Ribosome A particle that synthesises proteins inside cells.

Scleroderma (diffuse systemic sclerosis) Disorders in which the skin becomes hardened, especially in the face and hands. Often associated with similar disease affecting internal organs.

Seropositive An individual whose blood serum suggests that they have previously been infected with a certain disease.

Systemic lupus erythematosus (SLE) A chronic autoimmune connective tissue disease affecting the skin (characteristic butterfly rash), the joints, the kidneys, brain and other organs.

Target Target molecule for therapeutic intervention eg, surface of a diseased cell.

TGFß Transforming growth factor beta (TGFß) is a family of multifunctional biological molecules, excess production of which is associated with fibrosis and scarring.

TNF Tumour necrosis factor alpha belongs to the cytokine family of biological molecules. It is responsible for increasing tissue damage in inflammatory disorders such as rheumatoid arthritis.

TRAIL Receptor-1 (TRAIL-R1)/TRAIL Receptor-2 (TRAIL-R2) Proteins expressed on the surface of a number of cancer cells which, when triggered, induce apoptosis (programmed cell death).

112 | CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005

DESIGNED AND PRODUCED BY MERCHANT IN COLLABORATION WITH AMMUNITION.

TYPE ORIGINATION BY SAFFRON DIGITAL PRODUCTION.

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC

Milstein Building • Granta Park • Cambridge • CB1 6GH • UK

Telephone: +44 (0)1223 471 471  Fax: +44 (0)1223 471 472

E-mail: info@cambridgeantibody.com

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